1st Acceptance CORPORATION

Notice of 2009 Annual Meeting of Stockholders, Proxy Statement and Annual Report

Board of Directors

Gerald J. Ford
Chairman of the Board
Private Investor

Stephen J. Harrison
Chief Executive Officer
First Acceptance Corporation

Rhodes R. Bobbitt
Former Managing Director, Regional Office
Manager of the Private Client Service Group
Credit Suisse First Boston / Donaldson,
Lufkin & Jenrette

Harvey B. Cash
General Partner
InterWest Partners

Donald J. Edwards
Managing Principal
Flexpoint Ford, LLC

Thomas M. Harrison, Jr.
Former Executive Vice President and Secretary
First Acceptance Corporation

Tom C. Nichols
Chairman and Chief Executive Officer
Carlile Bancshares, Inc.

Ambassador Lyndon L. Olson, Jr.
Former President and Chief Executive Officer
Travelers Insurance Holdings, Inc.
Former United States Ambassador to Sweden

William A. Shipp, Jr.
Principal
W. A. Shipp, Jr. & Co.

Board Committees

Audit Committee

William A. Shipp, Jr., Chairman
Rhodes R. Bobbitt
Tom C. Nichols

Compensation Committee

Harvey B. Cash, Chairman
Tom C. Nichols
Lyndon L. Olson, Jr.

Investment Committee

Donald J. Edwards, Chairman
Rhodes R. Bobbitt
William A. Shipp, Jr.

Nominating and Corporate Governance Committee

Rhodes R. Bobbitt, Chairman
Harvey B. Cash
William A. Shipp, Jr.

Corporate Officers

Stephen J. Harrison
Chief Executive Officer

Edward L. Pierce
President

Kevin P. Cohn
Senior Vice President and Chief Financial Officer

Daniel L. Walker
Senior Vice President – Operations

Keith E. Bornemann
Vice President – Corporate Controller

Michael J. Bodayle
Treasurer

FIRST ACCEPTANCE CORPORATION
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 17, 2009

To our Stockholders:

The 2009 annual meeting of stockholders of First Acceptance Corporation will be held Tuesday, November 17, 2009, at 9:30 a.m., central time, at our corporate headquarters, which are located at 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203. At the meeting, stockholders will vote on the following matters:

1. Election of the nine directors set forth in this proxy statement to serve until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;

2. Approval of the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan;

3. Approval of a value-for-value option exchange whereby certain outstanding stock options would be exchanged for shares of restricted common stock;

4. Ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 30, 2010; and

5. Any other matters that may properly come before the meeting.

Stockholders of record at the close of business on October 5, 2009 are entitled to notice of and to vote at the meeting.

Your vote is important. Please COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD in the enclosed stamped envelope in order that as many shares as possible will be represented.

*** * * IMPORTANT NOTICE * * ***

Regarding Internet Availability of Proxy Materials
for the 2009 Annual Meeting of Stockholders to be held on November 17, 2009

In accordance with new rules issued by the Securities and Exchange Commission,
you may access our 2009 Annual Report and our Proxy Statement at
http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=irol-2009ProxyMaterials

By Order of the Board of Directors,

Kevin P. Cohn

Secretary

Nashville, Tennessee
October 16, 2009

TABLE OF CONTENTS

FIRST ACCEPTANCE CORPORATION
3322 WEST END AVE., SUITE 1000
NASHVILLE, TENNESSEE 37203

PROXY STATEMENT

The Board of Directors of First Acceptance Corporation (referred to herein as the "Board" or the "Board of Directors") is soliciting proxies to be used at the 2009 annual meeting of stockholders. This proxy statement and the enclosed proxy card will be first mailed to stockholders on or about October 16, 2009.

ABOUT THE MEETING

What Is the Purpose of the Annual Meeting?

At our annual meeting, stockholders will vote on the matters outlined in the accompanying notice of meeting. In addition, our management will report on our performance during fiscal 2009 and respond to questions from stockholders.

Who Is Entitled to Vote?

Only stockholders of record at the close of business on the record date, October 5, 2009, are entitled to receive notice of the annual meeting and vote the shares of common stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share of our common stock entitles its holder to cast one vote on each matter to be voted upon.

What Constitutes a Quorum?

For purposes of voting on all matters, the presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. As of the record date, 48,311,873 shares of our common stock were outstanding. Proxies received but marked as abstentions will be included in the calculation of the number of shares considered to be present at the meeting.

How Do I Vote?

If you complete and properly sign the accompanying proxy card and return the card to us, the card will be voted as you direct. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy card from the institution that holds their shares.

Can I Change My Vote After I Return My Proxy Card?

Yes. You can revoke your proxy at any time before it is exercised in any of three ways:

- by submitting written notice of revocation to the Assistant Secretary of the Company;
- by submitting another proxy that is later dated and properly signed; or
- by voting in person at the meeting.

What Are the Board's Recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendations are set forth below, and a description of each item is included in this proxy statement. In summary, the Board recommends a vote:

- for election of each of the nominated directors;
- for approval of the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan;
- for approval of the exchange of certain outstanding stock options for shares of restricted common stock; and
- for ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 30, 2010.

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What Vote Is Required to Approve Each Proposal?

Each of the director nominees must receive affirmative votes from a plurality of the votes cast to be elected. This means that the nine nominees receiving the greatest number of votes will be elected as directors. The approval of the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan, the proposed option exchange and the ratification of the appointment of Ernst & Young LLP as our independent auditors, as well as any other matter that properly comes before the meeting, in order to be approved, must receive affirmative votes from a majority of the shares represented in person or by proxy and entitled to vote on the matter. If you abstain from voting on the election of directors, your abstention will have no effect on the outcome, provided that a quorum has been established. If you abstain from voting on the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan, the proposed option exchange, or the ratification of the appointment of Ernst & Young LLP as our independent auditors, your abstention will have the same effect as a vote against the proposal.

Will My Shares Be Voted if I Do Not Sign and Return My Proxy Card?

If you are a registered stockholder and do not sign and return your proxy card, your shares will not be voted at the annual meeting. If your shares are held in "street name" and you do not issue instructions to your broker, your broker may vote your shares at its discretion with respect to the proposals relating to the election of directors and the ratification of the appointment of Ernst & Young LLP as our independent auditors.

What Is a "Broker Nonvote?"

Under current New York Stock Exchange rules, brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares on proposals that are deemed to be routine matters. If a proposal is not a routine matter, the broker or nominee may not vote the shares with respect to the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a proxy card expressly stating that the broker is not voting on a nonroutine matter, such action is referred to as a "broker nonvote." Under current New York Stock Exchange rules, the proposals relating to the election of directors and the ratification of the appointment of Ernst & Young LLP as our independent auditors are deemed to be routine matters with respect to which brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares. The proposals relating to the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan and the proposed option exchange are deemed to be non-routine matters, and brokers and nominees may not exercise their discretion to vote on those proposals without receiving instructions from the beneficial owner of the shares.

STOCK OWNERSHIP

The following table shows the amount of our common stock beneficially owned (unless otherwise indicated) by our current directors, our named executive officers listed in this proxy statement and our current directors and executive officers as a group. Except as indicated in the table, none of our stockholders beneficially owns more than 5% of our common stock. Except as otherwise indicated, all information is as of October 5, 2009.

Name	Outstanding Shares (1)		Acquirable Within 60 Days (2)	Percent of Class (3)
Gerald J. Ford	16,073,465	(4)	--	33.3%
Thomas M. Harrison, Jr.	6,999,999	(5)	100,000	14.7%
Donald J. Edwards	536,666	(6)	3,725,678	8.2%
Rhodes R. Bobbitt	171,661		--	*
Tom C. Nichols	49,500		--	*
Lyndon L. Olson, Jr.	4,000		--	*
William A. Shipp, Jr.	15,501		--	*
Harvey B. Cash	4,000		--	*
Stephen J. Harrison	7,048,039	(7)	100,000	14.8%
Edward L. Pierce	465,000	(8)	212,500	1.4%
Kevin P. Cohn	--		131,250	*
Dan L. Walker	34,667	(9)	20,000	*
Keith E. Bornemann	13,866	(9)	11,000	*
All current directors and executive officers as a group (13 persons)	31,416,364		4,300,428	67.9%

* Represents less than 1% of our outstanding common stock.

(1) The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority.

(2) Reflects the number of shares that could be purchased by exercise of options exercisable on October 5, 2009 or within 60 days thereafter under our stock incentive plan.

(3) Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), shares of common stock that an individual owner has a right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the ownership of that owner, but are not deemed outstanding for the purpose of computing the ownership of any other individual owner. Likewise, the shares subject to options held by our directors and executive officers that are exercisable within 60 days are all deemed outstanding for the purpose of computing the percentage ownership of all executive officers and directors as a group.

(4) Includes 12,319,654 shares owned through Hunter's Glen/Ford Ltd. ("Hunter's Glen"); 1,229,718 shares owned through Turtle Creek Revocable Trust ("Turtle Creek Trust"); and 1,960,365 shares owned by Mr. Ford's son. Because Mr. Ford is one of two general partners of Hunter's Glen and the sole stockholder of Ford Diamond Corporation, a Texas corporation and the other general partner of Hunter's Glen, Mr. Ford is considered the beneficial owner of the shares that Hunter's Glen owns. Since Mr. Ford is trustee of Turtle Creek Trust, Mr. Ford is considered the beneficial owner of the shares that Turtle Creek Trust owns. Address: 200 Crescent Court, Suite 1365, Dallas, Texas 75201.

(5) Includes 2,188,168 shares held by the Thomas M. Harrison, Jr. Family 2008 Grantor Retained Annuity Trust and 4,811,831 shares held by the Thomas M. Harrison, Jr. Family 2009 Grantor Retained Annuity Trust. Address: c/o Bass, Berry & Sims PLC, 315 Deaderick St., Suite 2700, Nashville, Tennessee 37238.

(6) Address: Flexpoint Ford, LLC, 676 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

(7) Includes 17,537 shares of unvested restricted stock, 2,188,168 shares held by the Stephen J. Harrison 2008 Grantor Retained Annuity Trust and 4,811,831 shares held by the Stephen J. Harrison 2009 Grantor Retained Annuity Trust. Address: c/o Bass, Berry & Sims PLC, 315 Deaderick St., Suite 2700, Nashville, Tennessee 37238.

(8) Includes 160,000 shares of unvested restricted stock.

(9) Represents shares of unvested restricted stock.

Section 16(a) Beneficial Ownership Reporting Compliance

The federal securities laws require our directors and executive officers and persons who own more than 10% of our common stock to timely file with us and the SEC initial reports of ownership and reports of changes in ownership. Based solely upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and officers complied during fiscal 2009 with their reporting requirements.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that outline the composition, operations and responsibilities of the Board of Directors. The Corporate Governance Guidelines require that at least a majority of the members of the Board must be independent, as defined by applicable law and the standards of the New York Stock Exchange. The Board has determined that each of Messrs. Bobbitt, Cash, Nichols, Olson and Shipp are "independent" within the meaning of the rules of the New York Stock Exchange as currently in effect. The Corporate Governance Guidelines also require that all of the members of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board must be independent. A copy of our Corporate Governance Guidelines may be found on the corporate governance page of our website at www.firstacceptancecorp.com, and we will send a written copy of our Corporate Governance Guidelines to any stockholder who requests a copy by delivering written notice to Michael J. Bodayle, Assistant Secretary, First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

The non-management members of the Board of Directors meet regularly in executive sessions. The Chairman of the Board of Directors presides over executive sessions of the non-management directors. Stockholders and all other interested parties may send communications to the Chairman of the Board of Directors or to any of the non-management directors at 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics which outlines the principles, policies and laws that govern our activities and establishes guidelines for professional conduct in the workplace. The Code of Business Conduct and Ethics includes provisions relating to ethical conduct, conflicts of interest, compliance with law and internal reporting of violations of the code. The Code of Business Conduct and Ethics applies to directors as well as executive officers and other employees. Every employee is required to read and certify annually that he or she has read and understands, and will comply with, the Code of Business Conduct and Ethics. A copy of our Code of Business Conduct and Ethics may be found on the corporate governance page of our website at www.firstacceptancecorp.com, and we will send a written copy of our Code of Business Conduct and Ethics to any stockholder who requests a copy by delivering written notice to Michael J. Bodayle, Assistant Secretary, First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203. We intend to disclose amendments to or waivers from the Code of Business Conduct and Ethics for the benefit of our executive officers or directors, if any, on our web site at www.firstacceptancecorp.com.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors is comprised of nine members. The Board of Directors has nominated and recommends to the stockholders Rhodes R. Bobbitt, Harvey B. Cash, Donald J. Edwards, Gerald J. Ford, Stephen J. Harrison, Thomas M. Harrison, Jr., Tom C. Nichols, Lyndon L. Olson, Jr. and William A. Shipp, Jr. for election to serve as directors until our next annual meeting of stockholders and until such time as their respective successors are duly elected and qualified. Each of the director nominees is currently a director and was elected by the stockholders at our 2008 annual meeting of stockholders.

If any of the nominees should become unable to accept election, the persons named in the proxy may vote for such other person or persons as may be designated by the Board of Directors. Management has no reason to believe that any of the nominees named above will be unable to serve.

Certain information with respect to the nominees for election as directors is set forth below.

Rhodes R. Bobbitt, 64, has served as a director of the Company since August 2004. From February 1987 until his retirement in June 2004, Mr. Bobbitt served as managing director and Dallas regional office manager of the Private Client Service Group – Credit Suisse First Boston and its predecessor, Donaldson, Lufkin & Jenrette. Prior to joining Donaldson, Lufkin & Jenrette, Mr. Bobbitt was vice president of security sales in the Dallas office of Goldman Sachs & Co. Mr. Bobbitt is a director of Hilltop Holdings, Inc.

Harvey B. Cash, 70, has served as a director of the Company since November 1996. Mr. Cash has been a general partner of InterWest Partners, a venture capital fund, since 1986. Mr. Cash is a director of Silicon Laboratories, Ciena Corporation, and Argo Group International Holdings, Ltd.

Donald J. Edwards, 43, has served as a director of the Company since July 2002. Mr. Edwards currently is the managing principal for Flexpoint Ford, LLC (formerly Flexpoint Partners, LLC), a Chicago-based private equity firm ("Flexpoint Ford"), and served as our President and Chief Executive Officer from July 2002 through April 2004. Prior to July 2002, Mr. Edwards served as a Principal in GTCR Golder Rauner, a Chicago-based private equity firm, for over five years.

Gerald J. Ford, 65, has been Chairman of the Board of Directors and a director of the Company since its formation in August 1996. Mr. Ford served as our Chief Executive Officer from our formation until July 2002. He currently is a private investor, and serves as Chairman of the Board of Trustees of Southern Methodist University, as a trustee of Southwestern Medical Foundation, and as Chairman of Flexpoint Ford. Mr. Ford was the Chairman of the Board, Chief Executive Officer and a director of Golden State Bancorp Inc., a holding company whose primary asset was its indirect ownership of California Federal Bank, from September 1998 through November 2002. Mr. Ford is a director of Freeport-McMoRan Copper & Gold, McMoRan Exploration Co., Scientific Games Corporation and Hilltop Holdings, Inc.

Stephen J. Harrison, 57, has served as our Chief Executive Officer and a director of the Company since April 2004. Mr. Harrison served as our President from April 2004 through February 2008. In 1995, Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor of USAuto Holdings, Inc. ("USAuto Holdings"), which we acquired in April 2004. Mr. Harrison has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1974 to 1991, he served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. From 1991 to 1993, Mr. Harrison served as President of Direct Insurance Company, a non-standard automobile insurance company. Mr. Harrison is the brother of Thomas M. Harrison, Jr., a director of the Company.

Thomas M. Harrison, Jr., 59, has served as a director of the Company since April 2004. Mr. Harrison served as Executive Vice President and Secretary of the Company from April 2004 until his retirement in December 2007. Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor to USAuto Holdings, in 1995 and served as Vice President and Secretary of USAuto Holdings from 1995 until December 2007. Mr. Harrison is the brother of Stephen J. Harrison, who is our Chief Executive Officer and a director of the Company.

Tom C. Nichols, 62, has served as a director of the Company since November 2005. Mr. Nichols has served as Investment Chief Executive Officer of Carlile Holdings, Inc., a bank holding company, since March 2008. Mr. Nichols served as President and a director of First United Bancorp and Chairman, President and Chief Executive Officer of State National Bancshares, Fort Worth from October 1996 to March 2008.

Lyndon L. Olson, Jr., 62, has served as a director of the Company since August 2004. Mr. Olson served as a senior advisor to Citigroup, Inc., serving as a consultant to senior management, from 2001 to 2008. Mr. Olson served as United States Ambassador to Sweden from 1998 until 2001. From 1990 to 1998, Mr. Olson served with Citigroup as President and Chief Executive Officer of Travelers Insurance Holdings and the Associated Madison Companies. Prior to joining Citigroup, Mr. Olson served as President of the National Group Corporation and Chief Executive Officer of its National Group Insurance Company.

William A. Shipp, Jr., 57, has served as a director of the Company since August 2004. Mr. Shipp has been principal of W.A. Shipp, Jr. & Co., a financial advisory firm, since July 1995 and has served as Treasurer/Secretary of the Jack C. Massey Foundation since July 1999. From December 1983 to June 1995, Mr. Shipp served as Vice President of Massey Investment Company. Prior to joining Massey Investment Company, Mr. Shipp worked for more than eight years in various audit and tax capacities for Ernst & Young LLP. Mr. Shipp is a certified public accountant.

Required Vote; Recommendation of the Board

The affirmative vote of a plurality of the votes cast by the stockholders entitled to vote at the meeting is required for the election of directors. Abstentions will be counted in determining whether there is a quorum, but will not be voted with respect to the proposal. Therefore, so long as a quorum has been established, abstentions will have no effect on whether this proposal is approved.

The Board of Directors recommends that you vote FOR each of the nominees.

How Are Our Directors Compensated?

Each non-employee director receives an annual retainer of $20,000, payable in equal, quarterly installments in arrears. The Chairman of the Audit Committee of the Board of Directors receives an additional annual retainer of $5,000, payable in equal, quarterly installments in arrears. Non-employee directors also receive a fee of $2,000 for each Board of Directors meeting attended and $1,000 for each Board committee meeting attended. In addition, non-employee directors other than Messrs. Edwards, Ford and Thomas M. Harrison, Jr. receive an award pursuant to our 2002 Long Term Incentive Plan of 1,000 shares of restricted stock on the date of each annual meeting of our stockholders. The restricted stock is subject to forfeiture if the director ceases to serve as a director of the Company during the period of six months following the date of the award, subject to certain exceptions.

The following table summarizes information with respect to the compensation paid to the members of our Board in fiscal 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Rhodes R. Bobbitt	45,000	2,950	47,950
Harvey B. Cash	29,000	2,950	31,950
Donald J. Edwards	34,000	--	34,000
Gerald J. Ford	30,000	--	30,000
Thomas M. Harrison, Jr.	30,000	--	30,000
Thomas C. Nichols	37,000	2,950	39,950
Lyndon L. Olson, Jr.	27,000	2,950	29,950
William A. Shipp, Jr.	50,000	2,950	52,950

(1) Represents the proportionate amount of the total value of stock awards to directors recognized as an expense during fiscal 2009 for financial accounting purposes under Statement of Financial Accounting Standards No. 123 (Revised), *Share Based Payment* ("SFAS 123R"), disregarding for this purpose estimated forfeitures relating to service-based vesting conditions. Compensation expense is equal to the grant date fair value of the stock awards using the closing price for the Company's common stock on the New York Stock Exchange on the date of grant ($2.95). As of June 30, 2009, there were no unvested stock awards held by our non-employee directors.

What Committees Has the Board Established?

The Board of Directors has standing Audit, Compensation, and Nominating and Corporate Governance Committees. A copy of the charter for each committee may be found on the corporate governance page of our website at www.firstacceptancecorp.com and is available to any stockholder who requests a copy by delivering written notice to Michael J. Bodayle, Assistant Secretary, First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

Audit Committee. The principal functions of the Audit Committee are (i) to oversee our accounting and financial reporting processes and audits of our financial statements; (ii) to engage or discharge our independent auditors; (iii) to review the nature and scope of the audit, including, but not limited to, a determination of the effectiveness of the audit effort through meetings held at least annually with independent auditors, and a determination through discussion with the auditors that no unreasonable restrictions were placed on the scope or implementation of their examinations; (iv) to oversee and review the independence, qualifications and performance of the auditors; (v) to pre-approve all auditing and non-auditing services to be provided by our independent auditors; (vi) to review our financial statements and disclosures in our periodic reports with management and our independent auditors; (vii) to review our policies with respect to risk assessment, risk management and the quality and adequacy of our internal controls and processes through discussions with and reports from our independent auditors and management; (viii) to establish procedures for handling any complaints relating to accounting, internal controls or auditing matters and to ensure that such complaints are treated confidentially and anonymously; (ix) to review material changes in accounting and reporting principles and practices and discuss with management and outside auditors the selection, application and disclosure of critical accounting policies and practices used in our financial statements; (x) to retain, at our expense, outside counsel, auditors or other experts, consultants or advisors as it deems necessary or appropriate in the performance of its duties; and (xi) to report to the full Board of Directors on the results of its reviews. The Audit Committee operates under a written charter adopted by the full Board of Directors. Members of the Audit Committee are Messrs. Bobbitt, Nichols and Shipp, all of whom are independent directors. Mr. Shipp is an audit committee financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K. During fiscal 2009, the Audit Committee met seven times.

Compensation Committee. The functions of the Compensation Committee include reviewing and approving the Company's compensation policies, the compensation arrangements for senior management and directors, the compensation and benefit plans in which officers and directors are eligible to participate, and awards under (and otherwise administering) such plans. The Compensation Committee operates under a written charter adopted by the full Board of Directors. Members of the Compensation Committee are Messrs. Cash, Nichols and Olson, all of whom are independent directors. During fiscal 2009, the Compensation Committee met two times.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for identifying qualified individuals to serve as directors; reviewing the qualifications of incumbent directors and those candidates proposed by a director, executive officer or stockholder; making recommendations to the full Board of Directors regarding such candidates; recommending the candidates that will serve on the various committees of the Board; reviewing Board composition; and reviewing the management succession plan of the Company.

When determining whether to nominate a current director to be reelected as a director, the Nominating and Corporate Governance Committee must review the performance of the director during the prior year using performance criteria established by the Nominating and Corporate Governance Committee which, at a minimum, shall include:

- attendance at Board and Committee meetings;
- preparedness for Board and Committee meetings;
- quality of objectivity in exercising business judgment;
- participation at Board and Committee meetings; and
- candor toward other directors, management and professionals retained by the Company.

The Nominating and Corporate Governance Committee has no specifically defined process for identifying and evaluating nominees, but it seeks to identify potential candidates for membership on the Board through conversations with members of the Board, senior management and other constituencies. The Nominating and Corporate Governance Committee may from time to time engage a third party to identify or evaluate or assist in identifying or evaluating potential nominees. The Nominating and Corporate Governance Committee is also responsible for reviewing the qualifications and performance of incumbent directors to determine whether to recommend them to the Board of Directors as nominees for re-election.

The Nominating and Corporate Governance Committee also considers nominees proposed by our stockholders in accordance with the provisions contained in our bylaws and certificate of incorporation. Nominations made by stockholders must be made by written notice setting forth the information required by our bylaws and certificate of incorporation received by the secretary of the Company at least 60 days in advance of the annual meeting of stockholders, or (if later) within ten days after the first public notice of that meeting is sent to stockholders. Stockholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to: Michael J. Bodayle, Assistant Secretary, First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203.

In addition, the Nominating and Corporate Governance Committee is responsible for reviewing and recommending corporate governance policies for the Company; reviewing potential conflicts of interest involving directors or executive officers of the Company; evaluating Board performance, including the effectiveness of current Board policies and practices; and reviewing any regulatory requirements relating to the continuing education of directors. The Nominating and Corporate Governance Committee operates under a written charter adopted by the full Board of Directors. Members of the Nominating and Corporate Governance Committee are Messrs. Bobbitt, Cash and Shipp, all of whom are independent directors. During fiscal 2009, the Nominating and Corporate Governance Committee met two times.

How Often Did the Board Meet During Fiscal 2009?

The Board of Directors met five times during fiscal 2009. Each of the directors attended at least 75% of the aggregate of all meetings of the Board of Directors and all meetings of the committees on which the director served, with the exception of Messrs. Cash and Olson. All of the directors other than Mr. Olson attended our 2008 annual meeting of stockholders.

How Do I Communicate with the Board?

Stockholders and all other interested parties can send communications to the Board of Directors and, if applicable, to specified individual directors c/o First Acceptance Corporation, 3322 West End Ave., Suite 1000, Nashville, Tennessee 37203. All stockholder communications will be forwarded directly to the Board of Directors or, if applicable, to specified individual directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our Related Party Transaction Policy, our Nominating and Corporate Governance Committee is responsible for reviewing and approving the terms and conditions of all transactions involving the Company and our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates. The Nominating and Corporate Governance Committee considers all relevant information and facts available regarding a related party transaction, and takes into account factors that it deems to be appropriate, including, without limitation, whether the transaction is on terms no less favorable to the Company than could be obtained from unaffiliated third parties and whether the transaction is reasonably expected to benefit the Company. Approval of the Nominating and Corporate Governance Committee is not required for compensation paid to any director of the Company for services rendered to the Company in his capacity as a director if the compensation is required to be disclosed in the Company's proxy statement pursuant to applicable SEC rules. The Nominating and Corporate Governance Committee is also not required to approve any compensation paid to an executive officer of the Company if the compensation is required to be reported in the Company's proxy statement pursuant to applicable SEC rules or if the executive officer is not an immediate family member of another executive officer or director of the Company, the compensation would be required to be included in the Company's proxy statement if the executive officer was a named executive officer and the Company's Compensation Committee approved such compensation.

Donald J. Edwards, our former President and Chief Executive Officer and a current director, was terminated as our President and Chief Executive Officer on April 30, 2004. In connection with Mr. Edwards' separation from the Company, we entered into a Separation Agreement with Mr. Edwards. Pursuant to the terms of the Separation Agreement, we agreed to reimburse Flexpoint Partners, LLC, now known as Flexpoint Ford, LLC, an entity controlled by Mr. Edwards, for all expenses incurred by Flexpoint Ford pursuant to the lease for its office space located in Chicago, Illinois. The lease expired on August 31, 2009. During the 2009 fiscal year, we paid Flexpoint Ford an aggregate of $74,790 pursuant to the Separation Agreement. Gerald J. Ford currently serves as the Chairman of Flexpoint Ford and Mr. Ford's son is a Principal of Flexpoint Ford.

Effective May 1, 2004, we entered into an Advisory Services Agreement with Flexpoint Ford pursuant to which Flexpoint Ford rendered advisory services to the Company. Pursuant to the Advisory Services Agreement, we paid Flexpoint Ford a quarterly fee of $62,500 and reimbursed it for its reasonable expenses incurred in connection with providing those advisory services for a four-year period through April 2008. During the 2009 fiscal year, we paid Flexpoint Ford advisory services fees of $20,833 pursuant to the Advisory Services Agreement.

Thomas M. Harrison, Jr.'s brother-in-law, Buck Hussung, served as Vice President – Premium Processing and Customer Service of the Company through July 2009. Mr. Hussung is compensated in a manner consistent with our employment and compensation policies applicable to other employees of similar title and responsibility. The aggregate annual compensation paid by the Company to Mr. Hussung during the 2009 fiscal year exceeded $120,000.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning our current executive officers.

Name	Age	Position
Stephen J. Harrison.........	57	Chief Executive Officer
Edward L. Pierce............	52	President
Kevin P. Cohn...............	40	Senior Vice President and Chief Financial Officer
Daniel L. Walker............	46	Senior Vice President – Operations
Keith E. Bornemann........	37	Vice President – Corporate Controller

Stephen J. Harrison has served as our Chief Executive Officer and a director of the Company since April 2004. Mr. Harrison served as our President from April 2004 through February 2008. In 1995, Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor of USAuto Holdings, Inc., which we acquired in April 2004. Mr. Harrison has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1974 to 1991, he served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. From 1991 to 1993, Mr. Harrison served as President of Direct Insurance Company, a non-standard automobile insurance company. Mr. Harrison is the brother of Thomas M. Harrison, Jr., a director of the Company.

Edward L. Pierce has served as our President since February 2008. Mr. Pierce served as Executive Vice President of the Company from August 2006 to February 2008 and Chief Financial Officer from October 2006 to February 2008. From May 2001 through February 2006, Mr. Pierce served as Executive Vice President and Chief Financial Officer and as a director of BindView Development Corporation, a publicly-traded network security software development company. From November 1994 through January 2001, Mr. Pierce held various financial management positions, including Executive Vice President and Chief Financial Officer, with Metamor Worldwide Corporation, a publicly-traded global information technology services company. Previously, Mr. Pierce was Corporate Controller of American Oil and Gas Corporation and a Senior Audit Manager at Arthur Andersen & Co.

Kevin P. Cohn has served as our Senior Vice President, Chief Financial Officer and Secretary since February 2008. Mr. Cohn served as Chief Accounting Officer and Corporate Controller of the Company from October 2006 to February 2008. From May 2001 through May 2006, he served as Vice President, Chief Accounting Officer and Corporate Controller of BindView Development Corporation, a publicly-traded network security software development company. From December 1997 until February 2001, Mr. Cohn was employed by Metamor Worldwide Inc., a publicly-traded global information technology services company, where he was Vice President, Chief Accounting Officer and Corporate Controller. Before that, Mr. Cohn was employed with Ernst & Young LLP as an Audit Manager.

Daniel L. Walker has served as our Senior Vice President – Operations since October 2007 having responsibilities for both claims and underwriting. Mr. Walker served as our Senior Vice President – Claims from July 2007 to October 2007 and Vice President – Claims from March 2007 to July 2007. He has over 20 years claims experience, and served as Chief Claim Officer for Canal Insurance Company from August 2002 to March 2007.

Keith E. Bornemann has served as Vice President – Corporate Controller of the Company since November 2008 and Corporate Controller of the Company from February 2008 to November 2008. Mr. Bornemann served as Assistant Controller of the Company from January 2007 to February 2008. He has over 13 years of accounting, finance and internal audit experience, and was employed from January 2005 to January 2007 by Sachem, Inc., a privately-held global manufacturing company, where he was Manager of Finance and Internal Audit. From July 1995 to December 2004, Mr. Bornemann was employed with Ernst & Young LLP, most recently as an Audit Senior Manager.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of three directors who are independent directors as defined under the applicable rules of the Securities Exchange Commission and the New York Stock Exchange. The Audit Committee operates under a written charter adopted by the full Board of Directors. The Audit Committee's responsibilities include oversight of our independent auditors and internal audit function, as well as oversight of our financial reporting process on behalf of the full Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. Our independent auditors are responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

In this context, for fiscal 2009, the Audit Committee reviewed and discussed with management and the independent auditors the audited financial statements. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed a report on the effectiveness of our internal control over financial reporting and "Management's Annual Report on Internal Control Over Financial Reporting" and Ernst and Young's "Report of Independent Registered Public Accounting Firm," which are included in our Annual Report on Form 10-K for the year ended June 30, 2009.

The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 114. The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence. The Audit Committee has also considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the full Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended June 30, 2009, which was filed with the SEC.

THE AUDIT COMMITTEE
Rhodes R. Bobbitt
Tom C. Nichols
William A. Shipp, Jr.

The foregoing report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based upon such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Harvey B. Cash
Tom C. Nichols
Lyndon L. Olson, Jr.

Compensation Discussion and Analysis

Overview of Compensation Process. The Compensation Committee of our Board of Directors is responsible for establishing the compensation arrangements for our employees, including our executive officers, and reviewing and making recommendations to the full Board of Directors regarding non-employee director compensation. The Compensation Committee is also responsible for the administration of our stock incentive plans and other compensation plans in which our employees participate. It is the responsibility of the Compensation Committee to determine whether, in its judgment, our executive compensation policies are reasonable and appropriate, meet the stated objectives of those policies and effectively serve our best interests and the best interests of our stockholders. Each member of the Compensation Committee is an "independent director" as defined under the applicable rules of the New York Stock Exchange and our Corporate Governance Guidelines, a "non-employee director" as defined in Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, and an "outside director" for the purposes of the Internal Revenue Code of 1986, in each case as determined by our Board of Directors.

The Compensation Committee reviews our compensation policies on an annual basis and the compensation of individual executives is reviewed annually in light of the compensation policies for that year. In setting and reviewing executive compensation, in addition to corporate performance, the Compensation Committee believes it is appropriate to consider the level of experience and responsibilities of each executive, as well as the personal contributions a particular individual may make to the corporate enterprise. No relative weight is assigned to quantitative or qualitative factors considered by the Compensation Committee in reaching its decisions. The Company did not engage a compensation consultant or engage in benchmarking of comparable companies in determining the compensation of its executive officers during fiscal 2009.

Role of Executive Officers in Compensation Decisions. The Compensation Committee makes all decisions regarding the compensation of our executive officers. The Compensation Committee annually evaluates the performance of our executive officers, and our chief executive officer and president provide the Compensation Committee with their assessment of the performance of our executive officers other than themselves. Decisions regarding the compensation of employees other than our executive officers are made by our chief executive officer and president in consultation with other members of management.

What Is Our Philosophy of Executive Officer Compensation?

The Compensation Committee believes that the primary objectives of our executive compensation policies should be:

- To attract and retain talented executives by providing compensation that is, overall, competitive with the compensation provided to executives at companies of comparable position in our industry, while maintaining compensation within levels that are consistent with our annual budget, financial objectives and operating performance;

- To provide appropriate incentives for executives to work toward the achievement of our annual financial performance and business goals; and

- To more closely align the interests of executives with those of stockholders and the long-term interests of the company by providing long-term incentive compensation in the form of stock options or other equity-based long-term incentive compensation.

The Compensation Committee is committed to a strong link between our financial and strategic objectives and our compensation and benefit practices. It is the Committee's objective to have a substantial portion of each executive officer's compensation contingent upon our performance, as well as upon his or her individual performance. Accordingly, the Compensation Committee's compensation philosophy for an executive officer emphasizes an overall analysis of the executive's performance for the prior year, his or her projected role and responsibilities, required impact on execution of our strategy, total cash and equity compensation internally, and other factors the Compensation Committee deems appropriate.

Elements of 2009 Executive Compensation. For the fiscal year ended June 30, 2009, the principal components of compensation for our executive officers were:

Base Salary. We provide executive officers with base salaries to compensate them for services provided during the year. The base salaries of our executive officers are established by the terms of employment agreements between the Company and those executives. These employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee shall determine to be appropriate. The Compensation Committee generally reviews the base salaries of our executive officers on an annual basis. In determining whether an increase in base compensation for the executive officers is appropriate, the Compensation Committee considers the performance of the Company and the executive officer during the prior year, the executive officers' level of base salary relative to other executive officers of the Company, and the recommendations of the chief executive officer and president. In setting 2009 base salaries, the Compensation Committee considered the fact that Messrs. Walker and Bornemann changed their position within the Company and/or assumed increased responsibilities with the Company during 2009. Based upon these factors, the Compensation Committee approved base salaries for our executive officers for calendar year 2009 and 2008 as follows.

Name	2009 Base Salary ($)	2008 Base Salary ($)
Stephen J. Harrison	500,000	500,000
Edward L. Pierce	400,000	400,000
Kevin P. Cohn	250,000	250,000
Daniel L. Walker	240,000	207,500
Keith E. Bornemann	160,000	135,000

Cash Bonus. The Compensation Committee considers that compensation should be linked to operating performance. To achieve this link with regard to short-term performance, the Compensation Committee relies on cash bonuses awarded to our executive officers and other key employees. In February 2009, the Compensation Committee approved a bonus plan for the Company's employees for the 2009 fiscal year. Pursuant to the terms of the plan, certain employees of the Company, including the Company's executive officers, were eligible to receive cash bonuses based upon such employee's attainment of individual specific performance objectives related to his or her specific area of responsibility and the Company's attainment of financial performance objectives, each as determined by the Compensation Committee. The cash bonuses pursuant to the plan were based 50% upon the attainment of individual specific performance objectives and 50% upon the attainment of Company financial performance objectives. Individual specific performance objectives included achievement of enhancements and improvements to the Company's sales and marketing, underwriting and claims handling, information technology, and financial reporting functions, as well as the achievement of specific performance objectives by employees that report to the executive officers. The amount available to be paid as cash bonuses pursuant to the Company's attainment of financial performance objectives was equal to 7.5% of the pre-tax accounting income of the Company (as adjusted to exclude expenses related to the class action litigation against the Company in Alabama and Georgia, charges related to other than temporary impairments of investments, and restructuring charges). The percentage of the cash bonus an employee was eligible to receive pursuant to the attainment of Company financial performance objectives was equal to the percentage of the individual specific performance objectives attained by such employee. The maximum total bonus award that Stephen J. Harrison, Edward L. Pierce, Kevin P. Cohn, Daniel L. Walker and Keith E. Bornemann were eligible to receive for fiscal 2009 was 100% of base salary for Mr. Harrison, 75% of base salary for Mr. Pierce, 66.7% of base salary for Mr. Cohn, 50% of base salary for Mr. Walker and 35% of base salary for Mr. Bornemann.

During fiscal 2009, Mr. Harrison achieved 90% of his individual specific performance objectives, Mr. Pierce achieved 90% of his objectives, Mr. Cohn achieved 94% of his objectives, Mr. Walker achieved 91% of his objectives and Mr. Bornemann achieved 100% of his individual specific performance objectives. Pursuant to the 2009 bonus plan, the executive officers received the following bonuses for fiscal 2009 based upon the achievement of their individual specific performance objectives: Mr. Harrison, $225,000; Mr. Pierce, $135,000; Mr. Cohn, $78,337; Mr. Walker, $50,903; and Mr. Bornemann, $25,813.

During fiscal 2009, the Company recorded a goodwill impairment charge of approximately $68.0 million, which resulted in a 2009 pre-tax accounting loss for the Company of $49.9 million. As a result, no bonuses were earned for 2009 relating to the Company financial performance objective component of the 2009 bonus plan. The Compensation Committee considered, however, that the goodwill impairment charge related to goodwill created in connection with a transaction during 2004 and was not the result of actions taken by the executive officers during fiscal 2009. The Compensation Committee also considered that, excluding the goodwill impairment charge, the Company would have recorded pre-tax accounting income (as adjusted to exclude expenses related to the class action litigation against the Company in Alabama and Georgia, charges related to other than temporary impairments of investments, and restructuring charges) of approximately $20 million. Based upon these factors, the Compensation Committee awarded discretionary cash bonuses to the executive officers as follows: Mr. Pierce, $65,000; Mr. Cohn, $46,663; Mr. Walker, $41,597; and Mr. Bornemann, $21,187. These cash bonuses were equal to 48% to 82% of the bonuses to which those executive officers would have been entitled pursuant to the Company financial performance component of the 2009 bonus plan, if the goodwill impairment charge was excluded from the calculation of pre-tax accounting income. The cash bonuses paid for fiscal 2009 to named executive officers are reflected in the Summary Compensation Table.

Equity Awards. Equity awards, including stock options and restricted common stock ("restricted stock awards"), are the principal vehicle for payment of long-term compensation for our executive officers. The Compensation Committee believes stock-based incentive compensation should be structured so as to closely align the interests of the executive officers with the interests of our stockholders. All equity awards are granted pursuant to incentive plans approved by our stockholders. The Compensation Committee determines the equity award grants to the executive officers and takes into account the recommendations of the chief executive officer and president prior to approving awards of stock-based incentive compensation. These equity awards are granted in part to reward the senior executives for their long-term strategic management of the Company, and to motivate the executives to improve stockholder value. The Compensation Committee may also grant an award to an executive officer upon the commencement of his or her employment with the Company or upon a change in his or her duties or responsibilities with the Company. During fiscal 2009, the Compensation Committee awarded an aggregate of 96,070 shares of restricted common stock to our executive officers. Stock awards granted during fiscal 2009 to the named executive officers are reflected in the Summary Compensation Table and Grants of Plan-Based Awards Table.

As described in "Proposal 3 – Approval of the Option Exchange" below, the Compensation Committee approved, and recommended that the Board of Directors and the stockholders approve, a value-for-value exchange of certain underwater stock options held by senior officers of the Company. In approving the exchange, the Compensation Committee considered that the exercise price of the options to be exchanged had exceeded the trading price of our common stock for over twenty-four months and believed that the options were no longer effective as incentives to motivate and retain those officers. The Compensation Committee also considered the continuing financial impact on the Company of those options and the potential impact of other types of incentive awards. For more information with respect to the proposed exchange, see "Proposal 3 – Approval of the Option Exchange" in this proxy statement.

401(k) Plan. The Company maintains a 401(k) plan that provides for a matching contribution by the Company of 100% of the participant's voluntary salary contributions of the first 3% of the participant's salary contributed by the participant, plus 50% of the next 2% of salary, up to the maximum voluntary salary contribution established by the U.S. Department of Labor.

Perquisites and Other Benefits. The Company does not generally provide material perquisites that are not, in the Compensation Committee's view, integrally and directly related to the executive officers' duties. Our executive officers also participate in other broad-based benefit programs that are generally available to our salaried employees, including health, dental, disability and life insurance programs.

Benefits Upon Termination of Employment. We have employment agreements with our executive officers. These agreements generally provide that if the executive is terminated without cause or resigns for good reason (as defined in the employment agreements), the executive will receive certain severance payments and benefits. The Compensation Committee believes that the severance provisions contained in the employment agreements are an important element in attracting and retaining executive officers. See "Potential Payments Upon Termination or Change in Control" for information with respect to potential payments and benefits under these employment agreements and our other compensation arrangements upon the termination of our executive officers.

Tax and Accounting Matters. Section 162(m) of the Internal Revenue Code of 1986, enacted as part of the Omnibus Budget Reconciliation Act of 1993, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer and the four other most highly compensated executive officers. Under Internal Revenue Service regulations, qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee expects to continue to monitor the application of Section 162(m) to executive compensation and will take appropriate action if it is warranted in the future. We operate our compensation programs with the intention of complying with Section 409A of the Internal Revenue Code of 1986.

Employment Agreements

We have employment agreements with each of our executive officers. The employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee determines to be appropriate. The employment agreements provide that the Company will employ the executive until the executive's termination of employment with the Company. In the event the executive's employment with the Company is terminated for any reason, including termination by the Company for or without cause, resignation by the executive for or without good reason, or the executive's death, disability or retirement, he will be entitled to receive his accrued but unpaid base salary, bonus and vacation pay through the effective date of termination, and unreimbursed employment-related expenses. In the event the executive's employment with the Company is terminated by the Company for "cause" (as defined under "Potential Payments Upon Termination or Change in Control"), the Company shall have no further obligations under the employment agreement. In the event the executive's employment with the Company is terminated by the executive without "good reason" (as defined under "Potential Payments Upon Termination or Change in Control"), the Company shall have no further obligations under the employment agreement. In the event the executive's employment with the Company is terminated by the Company without cause, by the executive for good reason, or as the result of death, disability or retirement or in connection with a change-in-control (as defined under "Potential Payments Upon Termination or Change in Control"), the employment agreement provides that the executive will be entitled to severance payments and benefits as described below under "Potential Payments Upon Termination or Change in Control." Payment of the severance payments and benefits generally is conditioned upon the executive's compliance with other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment.

Compensation Committee Interlocks and Insider Participation

During fiscal 2009, the Compensation Committee of the Board of Directors was composed of Harvey B. Cash, Tom C. Nichols and Lyndon L. Olson, Jr. None of these persons has at any time been an officer or employee of the Company or any of its subsidiaries. In addition, there are no relationships among our executive officers, members of the Compensation Committee or entities whose executives serve on the Board of Directors or the Compensation Committee that require disclosure under applicable SEC regulations.

Summary Compensation Table – Fiscal Years 2007 - 2009

The following table sets forth compensation for fiscal years 2009, 2008 and 2007 earned by (i) our chief executive officer, (ii) our chief financial officer, and (iii) our three next highest paid executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Stephen J. Harrison Chief Executive Officer	2009	500,000	--	51,300	61,505	225,000	9,500 (3)	847,305
	2008	500,000	--	--	73,806	--	9,100	582,906
	2007	500,000	--	--	73,806	--	8,900	582,706
Edward L. Pierce President	2009	400,000	65,000	753,017	443,783	135,000	9,500 (3)	1,806,300
	2008	350,000	100,000	199,952	411,814	--	9,100	1,070,866
	2007	269,423 (4)	285,838 (5)	--	317,544	--	70,907	943,712
Kevin P. Cohn Senior Vice President, Chief Financial Officer and Secretary	2009	250,000	46,663	--	250,284	78,337	9,500 (3)	634,784
	2008	225,000	83,750	--	178,356	--	9,100	496,206
	2007	145,513 (6)	125,000 (7)	--	108,648	--	126,776	505,937
Daniel L. Walker Senior Vice President - Operations	2009	223,750	41,597	6,706	35,766	50,903	--	358,723
	2008	203,750	65,000	--	10,191	--	--	278,941
Keith E. Bornemann Vice President and Corporate Controller	2009	147,500	21,187	2,682	23,249	25,813	6,001 (3)	226,432
	2008	122,500	25,000	--	14,298	--	77,995	239,793

---

(1) Represents the proportionate amount of the total value of restricted stock awards recognized as an expense during fiscal 2009 for financial accounting purposes under SFAS 123R, disregarding for this purpose estimated forfeitures relating to service-based vesting conditions. Compensation expense is equal to the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant as amortized over the service period.

(2) Represents the proportionate amount of the total value of option awards recognized as an expense during fiscal 2009 for financial accounting purposes under SFAS 123R, disregarding for this purpose estimated forfeitures relating to service-based vesting conditions. These amounts do not reflect the actual amounts that were paid to, or may be realized by, the executive for fiscal 2009. Compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model as amortized over the service period. See Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended June 30, 2009 for the assumptions made in determining option values.

(3) Represents the matching amounts paid by the Company under our 401(k) Plan.

(4) Mr. Pierce's employment with the Company commenced on September 13, 2006.

(5) Includes a bonus of $100,000 relating to fiscal 2007 and a signing bonus of $185,838 paid by the Company in connection with the commencement of his employment.

(6) Mr. Cohn's employment with the Company commenced on October 9, 2006.

(7) Includes a bonus of $50,000 relating to fiscal 2007 and a signing bonus of $75,000 paid by the Company in connection with the commencement of his employment.

Grants of Plan-Based Awards – Fiscal Year 2009

The following table sets forth information concerning each grant of an equity award made to a named executive officer in fiscal 2009.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Stock and Option Awards ($)/sh (1)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Stephen J. Harrison	10/1/08	--	--	15,000 (2)	3.42	51,300
	2/10/09	--	--	17,537 (2)	2.50	43,843
	2/10/09	175,000	500,000	--	--	--
Edward L. Pierce	10/1/08	--	--	15,000 (3)	3.42	51,300
	2/10/09	105,000	300,000	--	--	--
Kevin P. Cohn	2/10/09	58,333	166,667	--	--	--
Daniel L. Walker	2/10/09	--	--	34,667 (4)	2.50	86,668
	2/10/09	39,156	111,875	--	--	--
Keith E. Bornemann	2/10/09	--	--	13,866 (4)	2.50	34,665
	2/10/09	18,069	51,625	--	--	--

(1) Regarding the restricted stock awards, grant date fair value is equal to the product of the number of shares of restricted stock issued and the closing price for the Company's Common Stock on the New York Stock Exchange on the date of grant.

(2) Restricted stock award granted under our 2002 Long Term Incentive Plan. Pursuant to the restricted stock award agreements, the 15,000 shares issued on October 1, 2008 vested on July 1, 2009, while the 17,537 shares issued on February 10, 2009 vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including any termination of employment of Mr. Stephen J. Harrison as described within the "Potential Payments Upon Termination or Change in Control" section.

(3) Restricted stock award granted under our 2002 Long Term Incentive Plan. Pursuant to the restricted stock award agreement, the shares vested on July 1, 2009.

(4) Restricted stock award granted under our 2002 Long Term Incentive Plan. Pursuant to the restricted stock award agreements, the shares vest in equal 20% installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including any termination of employment of Messrs. Walker or Bornemann, as applicable, as described within the "Potential Payments Upon Termination or Change in Control" section.

Outstanding Equity Awards at Fiscal Year-End – Fiscal Year 2009

The following table sets forth information concerning outstanding equity awards held by our named executive officers at June 30, 2009.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Stephen J. Harrison	100,000	--	6.64	4/30/14	17,537 (1)	37,354 (2)
					15,000 (1)	31,950 (2)
Edward L. Pierce	125,000	125,000 (3)	11.81	9/13/16	400,000 (4)	852,000 (2)
	25,000	75,000 (5)	3.04	3/18/18	15,000 (4)	31,950 (2)
Kevin P. Cohn	50,000	50,000 (3)	11.13	10/9/16	--	--
	56,250	168,750 (5)	3.04	3/18/18	--	--
Daniel L. Walker	20,000	80,000 (6)	3.04	3/18/18	34,667 (7)	73,841 (2)
Keith E. Bornemann	4,000	6,000 (8)	10.12	2/7/17	13,866 (7)	29,535 (2)
	7,000	28,000 (6)	3.04	3/18/18	--	--

(1) The Company issued 15,000 and 17,537 restricted shares to Mr. Stephen J. Harrison on October 1, 2008 and February 10, 2009, respectively. Pursuant to the restricted stock award agreements, the 15,000 shares issued on October 1, 2008 vested on July 1, 2009, while the 17,537 shares issued on February 10, 2009 vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including any termination of employment of Mr. Stephen J. Harrison, as described within the "Potential Payments Upon Termination or Change in Control" section.

(2) Market value based on a closing share price of $2.13 for the Company's Common Stock on the New York Stock Exchange on June 30, 2009.

(3) Mr. Pierce was granted an option to purchase 250,000 shares on September 13, 2006 and Mr. Cohn was granted an option to purchase 100,000 shares on October 9, 2006. The options vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant.

(4) The Company issued 400,000 and 15,000 restricted shares to Mr. Pierce on March 18, 2008 and October 1, 2008, respectively. Pursuant to the restricted stock award agreements, of the 400,000 shares issued on March 18, 2008, 160,000 shares vested on July 1, 2009 and 80,000 shares vested on October 1, 2009 and an additional 80,000 shares vest on each of October 1, 2010 and 2011, while the 15,000 shares issued on October 1, 2008 vested on July 1, 2009. Unvested restricted stock will become fully exercisable under certain circumstances, including any termination of employment of Mr. Pierce, as described within the "Potential Payments Upon Termination or Change in Control" section.

(5) Messrs. Pierce and Cohn were granted an option to purchase 100,000 and 225,000 shares, respectively, on March 18, 2008. The options vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant.

(6) Messrs. Walker and Bornemann were granted an option to purchase 100,000 and 35,000 shares, respectively, on March 18, 2008. The options vest in equal 20% installments over a five-year period beginning on the first anniversary of the date of grant.

(7) The Company issued 34,667 and 13,866 restricted shares to Messrs. Walker and Bornemann, respectively, on February 10, 2009. Pursuant to the restricted stock award agreements, the shares vest in equal installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including any termination of employment of Messrs. Walker or Bornemann, as applicable, as described within the "Potential Payments Upon Termination or Change in Control" section.

(8) Mr. Bornemann was granted an option to purchase 10,000 shares on February 7, 2007. The option vests in equal 20% installments over a five-year period beginning on the first anniversary of the date of grant.

Option Exercises and Stock Vested – Fiscal Year 2009

During fiscal 2009, none of our named executive officers exercised any stock options or became vested in any restricted stock awards.

Equity Compensation Plan Information

The following table summarizes information with respect to our equity compensation plans as of June 30, 2009.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	5,307,678	$ 4.04	2,189,887
Equity compensation plans not approved by security holders	--	--	--

Potential Payments Upon Termination or Change in Control

The Company's named executive officers are subject to written employment agreements that set forth the consideration payable to such named executive officers in connection with the termination of their employment. Payments of these amounts generally are conditioned upon the named executive officer's compliance with the other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment. In addition, the stock award agreements to which each of the named executive officers is a party include certain provisions that address the rights of the named executive officers upon termination.

Description of Potential Payments on Termination or Change in Control. The discussion below outlines the amount of compensation payable to each of the named executive officers of the Company in the event of a termination of employment or following a change in control. Except as otherwise noted, the discussion below applies to each of the named executive officers.

Payments Made Upon Any Termination of Employment. Regardless of the manner in which a named executive officer's employment with the Company is terminated, he will be entitled to receive the following amounts:

- accrued but unpaid base salary through the effective date of termination;
- accrued but unpaid bonus owed to the executive as of the date of termination;
- accrued but unpaid vacation pay; and
- unreimbursed employment-related expenses.

Payments Made Upon Termination of a Named Executive Officer for Cause. The Company may terminate each named executive officer for "cause," which is defined as:

- his conviction of a felony or a crime involving moral turpitude;
- his act of dishonesty or fraud that has caused material harm to the Company;
- his willful and continued failure to substantially perform duties and obligations under his employment agreement (other than any such failure resulting from incapacity due to physical or mental illness); or
- his uncured gross negligence or willful misconduct.

If a named executive officer were terminated for cause, he would not be entitled to receive any amounts other than as listed under "Payments Made Upon Any Termination of Employment" above.

Payments Made Upon Resignation of a Named Executive Officer Without Good Reason. Each named executive officer may resign at any time. If his resignation were not for "good reason" (as defined below), he would not be entitled to receive any amounts other than as listed under "Payments Made Upon Any Termination of Employment" above.

The term "good reason" is defined in the Company's employment agreements as:

- a reduction in the amount of the executive's compensation in a manner that constitutes a breach of his employment agreement;
- a material uncured breach of the Company's obligations under the employment agreement;
- an assignment of duties materially inconsistent with his position, duties, responsibilities and status with the Company, a reduction of his authority, a material change in his reporting responsibilities, titles or offices, or removal of him from any such positions (except in connection with the termination of his employment for cause, resignation of his employment other than for good reason or as a result of his death or disability); or
- a requirement that he relocate his place of work to a location more than 50 miles from the Company's current corporate headquarters (25 miles with respect to Mr. Stephen J. Harrison).

And, solely with respect to Mr. Stephen J. Harrison's employment agreement, as:

- a "change in control" (as defined below) of the Company (other than one that he approved or voted in favor of in his capacity as a director and/or stockholder of the Company); or
- removal from the Board other than for cause or is not reelected to the Board at the end of his term of service thereon.

Payments Made Upon Disability of a Named Executive Officer. In the event of a named executive officer's "disability" (defined as executive's incapacitation or other absence from his full-time duties for six consecutive months or for at least 180 days during any 12-month period, in either case as a result of a mental or physical illness or injury), he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above.

The term "disability" is defined under Mr. Stephen J. Harrison's employment agreement as:

- an inability to engage in any substantial gainful activity by reason of any medically physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;
- the receipt of income replacement benefits for a period of not less than three (3) months under an accident and health plan sponsored by the Company which covers employees of the Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or
- totally disabled, as determined by the Social Security Administration.

In the event of Mr. Stephen J. Harrison's disability, he would also be entitled to:

- payments during the severance period (as defined below) in an amount equal to 60% of his initial base salary, payable in regular installments, net of any benefits he receives from disability insurance;
- participate during the severance period in all employee health benefit programs made generally available to the Company's senior management; and
- the immediate vesting of all options granted pursuant to his nonqualified stock option agreement.

The term "severance period" is defined under Mr. Stephen J. Harrison's employment agreement as the second anniversary of the termination of his employment.

The term "total and permanent disability" is defined under the Company's 2002 Long Term Incentive Plan, as amended, as a person being qualified for long-term disability benefits under the Company's or one of its subsidiaries' disability plans or insurance policies; or, if no such plan or policy is then in existence or if such person is not eligible to participate in such plan or policy, that the person is incapacitated and absent from his or her duties with the Company or any of its subsidiaries on a full time basis for a period of six (6) continuous months or for at least one hundred eighty (180) days during any twelve (12) month period as a result of mental or physical illness or physical injury, as determined in good faith by the Compensation Committee.

In the event of a named executive officer's total and permanent disability, he would also be entitled to:

- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

Payments Made Upon Death of a Named Executive Officer. In the event of a named executive officer's death, his estate would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

In the event of Mr. Stephen J. Harrison's death, his estate would also be entitled to:

- a bonus in the amount equal to the annual bonus he would have been entitled to had he remained an employee for the entire year, multiplied by the number of days in such year prior to the date of death, divided by 365; and
- the immediate vesting of all options granted pursuant to his nonqualified stock option agreement.

Payments Made Upon Retirement of a Named Executive Officer. In the event of a named executive officer's retirement, he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

Payments Made Upon Termination Without Cause or Resignation for Good Reason. In the event of a named executive officer's termination without cause or resignation for good reason, he would be entitled to all amounts under "Payments Made Upon Any Termination of Employment" above. In the event of Mr. Stephen J. Harrison's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to the product of his then current base salary, times two (2), payable in one lump sum as of the effective date of termination or resignation;
- a payment equal to the product of his annual bonus paid for the fiscal year immediately preceding the fiscal year in which the termination or resignation occurs, times two (2), payable in one lump sum as of the effective date of termination or resignation;
- participate through the second anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's senior management;
- an additional payment for any excise taxes resulting from the foregoing payments if the foregoing payments are made in connection with a change in control of the Company; and
- the immediate vesting of all options granted pursuant to his nonqualified stock option agreement.

In the event of Messrs. Pierce or Cohn's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to the product of his then current base salary, times two (2), payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then the payment is payable in one lump sum as of the effective date of the termination or resignation);
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's senior management; and
- an additional payment for any excise taxes resulting from the foregoing payments if the foregoing payments are made in connection with a change in control of the Company.

Pursuant to the terms of Messrs. Pierce and Cohn's nonqualified stock option agreement, 25% of their unvested options shall vest and become fully exercisable upon a termination without cause.

In the event of Mr. Pierce's termination without cause or resignation for good reason, he would also be entitled to:

- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

In the event of Mr. Walker's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to his then current base salary payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then a payment equal to the product of his then current base salary, times 200 percent, is payable in one lump sum as of the effective date of the termination or resignation);
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees (if termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then participation through the second anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees); and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

In the event of Mr. Bornemann's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to his then current base salary payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then a payment equal to the product of his then current base salary, times 150 percent, is payable in one lump sum as of the effective date of the termination or resignation);
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

The term "change in control" is defined under the Company's 2002 Long Term Incentive Plan, as amended, as:

- any consolidation, merger or share exchange of the Company in which the holders of a majority of the Company's outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor thereto following such transaction;
- any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company;
- the approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company;
- the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals who (a) at July 1, 2002 were directors or (b) become directors after July 1, 2002 and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors on July 1, 2002 or whose election or nomination for election was previously so approved; or
- the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 50% or more of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934) who beneficially owned less than 50% of the voting power of the Company's outstanding voting securities on July 1, 2002.

Provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a change in control if the acquiror is (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity; (b) a subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company; or (c) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

Pursuant to the terms of each named executive officer's nonqualified stock option agreement, upon the effective date of a change in control, all unvested options granted to him will immediately become fully vested and exercisable provided that he is employed by (or, if he is a consultant or an outside director, is providing services to) the Company or a subsidiary from the grant date to the effective date of the change in control.

Pursuant to the terms of each named executive officer's restricted stock award agreement, upon the effective date of a change in control, all restrictions set forth and relating to such restricted stock awards granted to him will immediately be terminated.

Summary of Potential Payments on Termination or Change in Control. The following tables set forth the estimated benefits to which each named executive officer is entitled in the event that (i) the Company terminates the named executive officer without cause or the named executive officer resigns for good reason, (ii) the Company terminates the named executive officer without cause or the named executive officer resigns for good reason in connection with a change in control of the Company, or (iii) the Company terminates the named executive officer for cause or the named executive officer resigns without good reason, or as a result of disability, death or retirement of the named executive officer, assuming that the triggering event took place on and as of June 30, 2009.

Termination Without Cause or Resignation For Good Reason

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison	225,000	1,000,000	13,476	--	69,304	1,307,780
Edward L. Pierce	200,000	800,000	10,238	--	883,950	1,894,188
Kevin P. Cohn	125,000	500,000	10,238	--	--	635,238
Daniel L. Walker	92,500	240,000	6,566	--	73,841	412,907
Keith E. Bornemann	47,000	160,000	9,994	--	29,535	246,529

(1) In the case of Mr. Stephen J. Harrison, includes the receipt of the accrued and unpaid bonuses and a lump sum payment equal to the bonus paid to the executive for the fiscal year immediately preceding the year in which the termination of employment occurs times two (2). In the case of Messrs. Pierce, Cohn, Walker and Bornemann, includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Messrs. Stephen J. Harrison, Pierce and Cohn, includes the receipt of an amount equal to the then current base salary times two (2). In the case of Messrs. Walker and Bornemann, includes the receipt of the then current base salary.

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the second anniversary of the date of termination of employment in the case of Mr. Stephen J. Harrison, and for the period of twelve (12) months after the termination date in the case of Messrs. Pierce, Cohn, Walker and Bornemann; also includes the continuation of all employee health benefit programs generally available to similarly situated employees during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2009). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $2.13 per share on June 30, 2009. All stock options held on June 30, 2009 were out-of-the-money.

(5) Market value based on a closing share price of $2.13 for the Company's Common Stock on the New York Stock Exchange on June 30, 2009.

Termination Without Cause or Resignation for Good Reason Resulting From a Change in Control

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison	225,000	1,000,000	13,476	--	69,304	1,307,780
Edward L. Pierce	200,000	800,000	10,238	--	883,950	1,894,188
Kevin P. Cohn	125,000	500,000	10,238	--	--	635,238
Daniel L. Walker	92,500	480,000	13,133	--	73,841	659,474
Keith E. Bornemann	47,000	240,000	9,994	--	29,535	326,529

(1) In the case of Mr. Stephen J. Harrison, includes the receipt of the accrued and unpaid bonuses and a lump sum payment equal to the bonus paid to the executive for the fiscal year immediately preceding the year in which the termination of employment occurs times two (2). In the case of Messrs. Pierce, Cohn, Walker and Bornemann, includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Messrs. Stephen J. Harrison, Pierce, Cohn and Walker, includes the receipt of an amount equal to their then current base salary times two (2). In the case of Mr. Bornemann, includes the receipt of an amount equal to their then current base salary times 150 percent.

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the second anniversary of the date of termination of employment in the case of Messrs. Stephen J. Harrison and Walker, and for the period of twelve (12) months after the termination date in the case of Messrs. Pierce, Cohn and Bornemann; also includes the continuation of all employee health benefit programs generally available to similarly situated employees during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2009). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $2.13 per share on June 30, 2009. All stock options held on June 30, 2009 were out-of-the-money.

(5) Market value based on a closing share price of $2.13 for the Company's Common Stock on the New York Stock Exchange on June 30, 2009.

Termination For Cause or Resignation Without Good Reason, or Resulting From Disability, Death or Retirement

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison						
Cause or Resignation Without Good Reason	225,000	--	--	--	--	225,000
Disability	225,000	300,000	13,476	--	69,304	607,780
Death	225,000	--	--	--	69,304	294,304
Retirement	225,000	--	--	--	69,304	294,304
Edward L. Pierce						
Cause or Resignation Without Good Reason	200,000	--	--	--	--	200,000
Disability	200,000	--	--	--	883,950	1,083,950
Death	200,000	--	--	--	883,950	1,083,950
Retirement	200,000	--	--	--	883,950	1,083,950
Kevin P. Cohn						
Cause or Resignation Without Good Reason	125,000	--	--	--	--	125,000
Disability	125,000	--	--	--	--	125,000
Death	125,000	--	--	--	--	125,000
Retirement	125,000	--	--	--	--	125,000
Daniel L. Walker						
Cause or Resignation Without Good Reason	92,500	--	--	--	--	92,500
Disability	92,500	--	--	--	73,841	166,341
Death	92,500	--	--	--	73,841	166,341
Retirement	92,500	--	--	--	73,841	166,341
Keith E. Bornemann						
Cause or Resignation Without Good Reason	47,000	--	--	--	--	47,000
Disability	47,000	--	--	--	29,535	76,535
Death	47,000	--	--	--	29,535	76,535
Retirement	47,000	--	--	--	29,535	76,535

(1) Includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Mr. Stephen J. Harrison, includes the receipt of 60% of his initial base salary, net of any benefits received from disability insurance, as stipulated in his employment agreement.

(3) In the case of Mr. Stephen J. Harrison, represents the estimated maximum aggregate amount of his payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of him and members of his immediate family until the second anniversary of the date of termination of employment.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2009). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $2.13 per share on June 30, 2009. All stock options held on June 30, 2009 were out-of-the-money.

(5) Market value based on a closing share price of $2.13 for the Company's Common Stock on the New York Stock Exchange on June 30, 2009.

PROPOSAL 2 – APPROVAL OF AMENDED AND RESTATED FIRST ACCEPTANCE CORPORATION 2002 LONG TERM INCENTIVE PLAN

The Board of Directors has approved and recommends that the Company's stockholders approve the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan (the "Restated Plan"). The Restated Plan, as proposed to be amended and restated, is attached to this proxy statement as Appendix A. Defined terms used but not defined in the following discussion shall have the meaning given to those terms in the Restated Plan.

The Proposed Amendments

The following summary of the material amendments included in the Restated Plan is qualified in its entirety by reference to the text of the Restated Plan, which is attached to this proxy statement as Appendix A.

The Restated Plan provides that the Committee may offer to buy Options previously granted pursuant to the plan in exchange for a payment in cash, Common Stock or Restricted Stock. The Board of Directors has proposed this amendment to the Restated Plan to permit the Company to consummate the option exchange described in "Proposal 3 – Approval of the Option Exchange" in this proxy statement.

The Restated Plan also permits the Company to withhold from the number of shares to be delivered to a Participant upon exercise or vesting of an Award a number of shares having a fair market value equal to the Participant's required tax withholding payment. Prior to this amendment, the plan permitted such withholding upon the exercise of a Stock Option, but did not expressly permit withholding of shares upon the vesting of an Award of Restricted Stock.

The Restated Plan permits the Company to grant Awards in the form of Performance Awards, which shall consist of a right that is (i) denominated in cash or Common Stock (including, but not limited to Restricted Stock and Restricted Stock Units), (ii) valued, as determined by the Committee, in accordance with the achievement of performance goals established by the Committee, and (iii) payable at such time and in such form as the Committee shall determine. The Board of Directors has proposed this amendment to the plan to provide the Committee with additional flexibility to design management incentives.

The Board of Directors has determined that these amendments and the other amendments reflected in the Restated Plan are in the best interests of the Company and its stockholders, approved the Restated Plan, and recommends the Restated Plan for approval by the Company's stockholders. If approved by the stockholders at the annual meeting, the plan will become effective as of November 17, 2009.

Summary of the Material Provisions of the Restated Plan, As Amended and Restated

The following summary of the material provisions of the Restated Plan is qualified in its entirety by reference to the text of the Restated Plan, which is attached to this proxy statement as Appendix A.

General. The Restated Plan affords the Board of Directors and the Compensation Committee of the Board of Directors (the "Committee") the ability to design management incentives that are responsive to the Company's needs. The Restated Plan permits the grant of awards consisting of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards and Other Stock-Based Awards (collectively referred to herein as "Awards"). All capitalized terms used herein shall have the meanings set forth in the Restated Plan.

Shares Authorized for Issuance. The number of shares of Common Stock that may be delivered pursuant to Awards granted under the Restated Plan is 8,500,000 shares. Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by the Company in its treasury, or Common Stock purchased by the Company on the open market or otherwise. If shares of Common Stock are subject to an Option, Stock Appreciation Right or other Award that expires or terminates for any reason without having been exercised or settled in full, or if an Option, Stock Appreciation Right or other Award is settled in cash or is otherwise exercised or settled in a manner such that some or all of the shares of Common Stock relating to such Award are not issued to a Participant, then the shares of Common Stock which have not become outstanding shall become available for issuance under the Restated Plan. If any shares of Common Stock subject to an Award are not delivered to a Participant because the Award is exercised through a reduction of shares subject to the Award (i.e., "net exercised") or an appreciation distribution in respect of a Stock Appreciation Right is paid in Common Stock, then the number of shares subject to the Award that are not delivered to the Participant will remain available for subsequent issuance under the Restated Plan. If the exercise price of any Award is satisfied by tendering Common Stock by the Participant, then the number of shares so tendered will remain available for subsequent issuance under the Restated Plan.

The aggregate number of shares of Common Stock actually issued or transferred by the Company upon the exercise of Incentive Stock Options ("ISOs") may not exceed 6,000,000 shares. Further, no Participant may be granted any Awards of Options or Stock Appreciation Rights covering an aggregate of more than 3,000,000 shares of Common Stock during any fiscal year, and no Covered Officer (as defined in the Restated Plan) may be granted any Performance Awards covering an aggregate of more than 1,500,000 shares of Common Stock, or $5,000,000 if settled in cash, during any fiscal year.

Eligibility. Employees, consultants, and outside directors (non-employee directors) of the Company and its subsidiaries may be selected by the Committee to receive benefits under the Restated Plan. As of September 30, 2009, the number of individuals who would potentially be eligible for awards under the Restated Plan is approximately 1,100.

Options. An Award of Options may be granted by the Committee for either Nonqualified Stock Options or ISOs. The Option Price for any share of Common Stock that may be purchased under a Nonqualified Stock Option may be less than, equal to, or greater than the Fair Market Value of the share on the Date of Grant. The Option Price for any share of Common Stock that may be purchased under an ISO must be at least equal to the Fair Market Value on the Date of Grant. However, if at the time an Option is otherwise to be granted pursuant to the Restated Plan, the optionee or rights holder owns directly or indirectly Common Stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its parent or Subsidiary corporations, then any ISO to be granted to such optionee or rights holder pursuant to the Restated Plan shall be at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock of the Company, and such Option will not be exercisable until after the expiration of five (5) years from the date such Option is granted. The Option Price is payable (i) in cash or cash equivalents, or, (ii) at the discretion of the Committee, by transfer to the Company of unencumbered shares of Common Stock previously acquired by the Participant, valued at the Fair Market Value of such shares on the date of exercise, (iii) by a combination of (i) or (ii), or (iv) by any other method approved or accepted by the Committee in its sole discretion, including, if the Committee so determines, (x) a cashless (broker-assisted) exercise that complies with applicable laws or (y) withholding shares of Common Stock (net-exercise) otherwise deliverable to the Participant pursuant to the Option having an aggregate Fair Market Value at the time of exercise equal to the total Option Price. In general, no Option shall be exercisable after the expiration of ten (10) years from the date such Option was granted. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable Award Agreement. Each Option will be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable Award Agreement.

Stock Appreciation Rights. A Stock Appreciation Right ("SAR") is the right to receive a payment, in cash, and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over the Grant Price for such shares. The Grant Price for any share of Common Stock subject to a SAR may be less than, equal to, or greater than the Fair Market Value of the share on the Date of Grant. In the discretion of the Committee, the amount payable to the Participant as a result of the exercise of a SAR may be settled in cash, Common Stock or a combination thereof. A fractional share will not be delivered upon the exercise of a SAR, but a cash payment will be made in lieu thereof. In general, no SAR will be exercisable after the expiration of ten (10) years from the date such SAR was granted. Each SAR will be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable Award Agreement.

Restricted Stock & Restricted Stock Units. The Committee shall have sole and complete authority to determine (i) the Participants to whom Restricted Stock and Restricted Stock Units shall be granted, (ii) the number of shares of Restricted Stock and the number of Restricted Stock Units to be granted to each Participant, (iii) the duration of the period during which, and the conditions under which, the Restricted Stock and Restricted Stock Units may be forfeited to the Company, and the other terms and conditions of such Awards. Each Restricted Stock and Restricted Stock Unit Award shall be set forth in the Award Agreement containing the terms of such Restricted Stock or Restricted Stock Unit Award. Such Award Agreement will set forth a period of time during which the grantee must remain in the continuous employment of the Company in order for the forfeiture and transfer restrictions to lapse. If the Committee so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the shares covered by the Restricted Stock or Restricted Stock Unit Award. The Award Agreement may also, in the discretion of the Committee, set forth performance or other conditions that will subject the shares to forfeiture and transfer restrictions. The Committee may waive all or any part of the restrictions applicable to any or all outstanding Restricted Stock and Restricted Stock Unit Awards. At the end of the restricted period and provided that any other restrictive conditions of the Restricted Stock Award are met, or at such earlier time as otherwise determined by the Committee, all restrictions set forth in the Award Agreement relating to the Restricted Stock Award or in the Restated Plan will lapse as to the Restricted Stock subject thereto, and a stock certificate for the appropriate number of shares of Common Stock, free of the restrictions and restricted stock legend, will be delivered to the Participant. Each Restricted Stock Unit shall have a value equal to the Fair Market Value of a share of Common Stock. Restricted Stock Units will be paid in cash, Common Stock, other securities or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement.

Performance Awards. The Committee shall have sole and complete authority to determine the Participants who shall receive Performance Awards, which shall consist of a right that is (i) denominated in cash or Common Stock (including but not limited to Restricted Stock and Restricted Stock Units), (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine. The Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award. Performance Awards may be paid in a lump sum or in installments or on a deferred basis. The Committee may waive any performance goals and/or other terms and conditions relating to a Performance Award. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Awards following such Participant's Termination of Employment. A Participant's rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Committee may determine at or after grant. Performance Awards to Covered Officers may be made subject to the attainment of performance goals based on one or more of the following Company Subsidiary, operating unit, business segment or division financial performance measures: (i) earnings before interest, taxes, depreciation and/or amortization; (ii) operating income or profit; (iii) operating efficiencies; (iv) return on equity, assets, capital, capital employed or investment; (v) net income; (vi) earnings (gross, net, pre-tax, after tax or per share); (vii) utilization; (viii) gross or net profit margins; (ix) stock price or total stockholder return; (x) customer growth or sales; (xi) debt reduction; (xii) revenue; (xiii) market share; (xiv) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals or goals relating to acquisitions or divestitures; or (xv) any combination thereof. No later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period.

Other Stock-Based Awards. The Committee shall have the authority to determine the Participants who shall receive Other Stock-Based Awards, which shall consist of any right that is (i) not an Award described above and (ii) an Award of Common Stock or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock. Subject to the terms of the Restated Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award.

Vesting. The Committee determines the vesting schedule, if any, and conditions for each particular Award, including the time limits for the exercise of Options following certain events, such as death, disability or other termination of employment. Vesting typically occurs over some period of years, but may be accelerated in certain instances. The Committee is free to accelerate the vesting of an Award for other reasons. The terms of the individual Award are contained in a separate Award Agreement executed between the Company and the Participant.

Assignability. ISOs may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant's legally authorized representative, and each Award Agreement in respect of an ISO shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the ISO. The Committee may waive or modify this limitation to the extent the limitation is not required for compliance with Section 422 of the Code.

Except as otherwise provided in the Restated Plan, Nonqualified Stock Options and SARs may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution. The Committee may, in its discretion, authorize all or a portion of a Nonqualified Stock Option or a SAR granted to a Participant to be on terms which permit transfer by such Participant to:

- the spouse (or former spouse), children or grandchildren of the Participant ("Immediate Family Members");
- a trust or trusts for the exclusive benefit of such Immediate Family Members or entities exempt from Section 501(c)(3) of the Code as described below;
- a partnership in which the only partners are such Immediate Family Members and/or entities which are controlled by Immediate Family Members;
- an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision; or
- a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, as long as:
- there is no consideration for any such transfer;
- the Award Agreement pursuant to which such Nonqualified Stock Option or SAR is granted is approved by the Committee and must expressly provide for transferability in a manner consistent with the Restated Plan; and
- subsequent transfers of transferred Nonqualified Stock Options or SARs are prohibited except those by will or the laws of descent and distribution.

Administration and Amendments. The Restated Plan is to be administered by the Board of Directors, except that the Board of Directors has the authority under the Restated Plan to delegate any or all of its powers under the Restated Plan to a committee consisting of not less than two directors. The Board of Directors is authorized to interpret the Restated Plan and related agreements and other documents. The Board of Directors has broad discretion to determine the terms of the Awards, including the types of Awards, exercise prices of Options, vesting provisions, forfeiture and termination provisions and other restrictions.

In addition, the Chief Executive Officer of the Company may recommend to the Committee to whom Awards be granted, the number of shares to be granted in such Award, and the price and terms of such Awards. Further, the Committee may by resolution adopted by the Board of Directors, authorize one or more officers of the Company to designate eligible persons for Awards and the number of shares to be given to such person; provided, however, that the resolution of the Board shall specify the total number of shares subject to such Awards, the price to be paid for such awards, and not authorize the officer to designate himself as the recipient.

The Board of Directors may amend, alter, revise, suspend, or discontinue the Restated Plan from time to time without the consent of the Participants, except where so required by the terms of the Restated Plan, applicable law or the rules and regulations of a national securities exchange; provided, however, that no amendment which requires stockholder approval in order for the Restated Plan and Awards under the Restated Plan to continue to comply with Sections 162(m), 421 and 422 of the Code, including any successors to such Sections, shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon.

Adjustments. The number of shares and type of Common Stock (or the securities or property) that may be made the subject of Awards, the number of shares and type of Common Stock (or other securities or property) subject to outstanding Awards, the number of shares and type of Common Stock (or other securities or property) specified as the annual per-participant limitations under the Restated Plan, the Option Price of each outstanding Award, and the number of or Grant Price of shares of Common Stock subject to outstanding SARs previously granted and unexercised under the Restated Plan are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar events. In the event of any such transaction or event, the Committee, if deemed appropriate, may provide for a cash payment to the holder of an outstanding Award, except as may otherwise be provided by the applicable Award Agreement.

Awards Granted Under the Plan

Because awards under the Restated Plan are at the discretion of the Compensation Committee, the benefits that will be awarded under the Restated Plan to persons other than non-employee directors are not currently determinable. The following table shows as to each of the named executive officers, all current executive officers as a group, all current directors who are not also executive officers as a group, and all other employees as a group, as of September 30, 2009, the aggregate number of shares of common stock subject to awards granted under the Restated Plan, excluding awards that have been canceled or forfeited, and the weighted average per share exercise price of options granted under the Restated Plan. As of September 30, 2009, the market value of a share of common stock based on the closing price for such stock on The New York Stock Exchange was $2.70.

Name	Shares of Restricted Stock Subject to Awards	Shares of Common Stock Subject to Outstanding Options	Weighted Average Option Exercise Price Per Share
Stephen J. Harrison	32,537	100,000	$6.64
Edward L. Pierce	415,000	350,000	$9.30
Kevin P. Cohn	--	325,000	$5.53
Daniel L. Walker	34,667	100,000	$3.04
Keith E. Bornemann	13,866	45,000	$4.61
All current executive officers as a group (5 persons)	496,070	920,000	$6.77
All current directors who are not also executive officers as a group (2 persons) [1]	--	3,825,678	$3.10
All other employees as a group (18 persons)	125,037	526,000	$5.82

(1) Outstanding options are held by Donald J. Edwards and Thomas M. Harrison, Jr., both of whom formerly served as executive officers of the Company.

Termination of the Restated Plan. The Restated Plan terminates on November 17, 2019.

Federal Income Tax Consequences

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Restated Plan based on federal income tax laws currently in effect. This summary is not intended to be complete and does not describe state, local or foreign tax consequences.

Incentive Stock Options. No taxable income is recognized by the Participant upon the grant or exercise of an ISO. If Common Stock is issued to a Participant pursuant to the exercise of an ISO, and if no disqualifying disposition of the shares is made by the Participant within two years of the Date of Grant or within one year after the transfer of the shares to the Participant, then: (i) upon the sale of the shares, any amount realized in excess of the Option Price is taxed to the Participant as long-term capital gain, and any loss sustained will be a capital loss; and (ii) no deduction is allowed to the Company for federal income tax purposes. The exercise of an ISO gives rise to an item of tax preference that may result in an alternative minimum tax liability for the Participant unless the Participant makes a disqualifying disposition of the shares received upon exercise.

If Common Stock acquired upon the exercise of an ISO is disposed of prior to the expiration of the holding periods described above, then generally: (i) the Participant recognizes ordinary income in the year of disposition in an amount equal to the excess, if any, of the Fair Market Value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the Option Price paid for such shares, and (ii) the Company is entitled to deduct any such recognized amount. Any further gain or loss realized by the Participant is taxed as short-term or long-term capital gain or loss, as the case may be, and does not result in any deduction by the Company.

Subject to certain exceptions for disability or death, if an ISO is exercised more than three months following the termination of the Participant's employment, the option is generally taxed as a Nonqualified Stock Option.

Nonqualified Stock Options. Except as noted below, with respect to Nonqualified Stock Options: (i) no income is recognized by the Participant at the time the Option is granted; (ii) generally upon exercise of the Option, the Participant recognizes ordinary income in an amount equal to the difference between the Option Price paid for the shares and the Fair Market Value of the shares on the date of exercise, and the Company will be entitled to a tax deduction in the same amount; and (iii) at disposition, any appreciation (or depreciation) after the date of exercise is treated either as short-term or long-term capital gain or loss, depending upon the length of time that the Participant has held the shares.

Stock Appreciation Rights (SARs). No income is recognized by a Participant in connection with the grant of a SAR. When the SAR is exercised, the Participant generally recognizes ordinary income in an amount equal to the amount of cash and the Fair Market Value of any shares received. The Company is entitled to a deduction at the time and in the amount included in the Participant's income by reason of the exercise. If the Participant receives Common Stock upon exercise of a SAR, the post-exercise appreciation or depreciation is treated in the same manner discussed above under "Nonqualified Stock Options."

Restricted Stock. A Participant receiving restricted stock generally recognizes ordinary income in the amount of the Fair Market Value of the restricted stock at the time the stock is no longer subject to forfeiture, less the consideration paid for the stock. The Company is generally entitled to a deduction of an amount equal to such ordinary income recognized by the Participant. With respect to the sale of shares after the forfeiture period has expired, the tax basis for determining gain or loss when such shares are sold is the amount included in ordinary income plus any purchase price paid for the shares, and the holding period to determine whether the Participant has long-term or short-term capital gain or loss generally begins when the restriction period expires.

However, under Section 83(b) of the Internal Revenue Code, a Participant may elect, within 30 days of the grant of the stock, to recognize taxable ordinary income on the date of grant equal to the excess of the Fair Market Value of the shares of restricted stock (determined without regard to the restrictions) over the purchase price of the restricted stock. The Company is entitled to a deduction equal to the amount that is taxable as ordinary income to the Participant in the year that such income is taxable. If the stock appreciates in value between the time of the 83(b) election and the date the stock is no longer subject to forfeiture, the tax on the appreciation will be deferred until such time as the stock is sold. When such appreciated shares are sold, the tax basis for determining gain or loss is equal to the taxable ordinary income recognized on the date of grant plus any purchase price paid for the stock, and the holding period commences on the date of grant.

Restricted Stock Units. A Participant who receives a Restricted Stock Unit will in most cases be subject to tax at ordinary income rates on the cash received or the Fair Market Value of the Common Stock delivered to the Participant at the time of such payment under the terms of the Restricted Stock Unit agreement. In the case of a sale of Common Stock received upon the settlement of the Restricted Stock Unit, the holding period to determine whether the Participant has long-term or short-term capital gain or loss begins upon the receipt of the Common Stock and the tax basis for such Common Stock will be equal to the Fair Market Value thereof on such date.

Performance Awards. A Participant who receives a Performance Award generally recognizes ordinary income in an amount equal to any cash received and the Fair Market Value of any shares received on the date of payment or delivery. In that taxable year, the Company would receive a federal income tax deduction in an amount equal to the ordinary income that the Participant has recognized.

Other Stock-Based Awards. The federal income tax treatment of Other Stock-Based Awards depends on the nature of any such Award and the restrictions applicable to such Award. Such an Award may, depending on the conditions applicable to the Award, be taxable as an Option, an Award of Restricted Stock, Restricted Stock Unit or in a manner not described herein.

The Board of Directors recommends a vote FOR the approval of the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan.

PROPOSAL 3 – APPROVAL OF THE OPTION EXCHANGE

Introduction

We are seeking stockholder approval of a one-time value-for-value option exchange (the "Exchange"). On September 24, 2009, our Board of Directors, upon the recommendation of our Compensation Committee, authorized the Exchange, subject to stockholder approval of both the Exchange and the amendment and restatement of the Company's 2002 Long Term Incentive Plan as discussed in "Proposal 2 – Approval of Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan" in this proxy statement. If implemented, the Exchange would permit certain employees to surrender certain outstanding stock options (the "Exchange Options") that are "underwater" (i.e., stock options with an exercise price that is greater than our current trading price) for cancellation in exchange for a lesser number of shares of Restricted Stock to be granted under the Restated Plan (the "Exchange Stock"). The Exchange will only be consummated if the Company's stockholders approve both the Exchange as described in this Proposal 3 and the Restated Plan as described in Proposal 2 in this proxy statement.

The Exchange Options consist of a total of eight Stock Option Awards that were granted to eight members of our current senior management team, four of whom are named executive officers. The Exchange Options were granted between April 20, 2004 and July 18, 2007 and have exercise prices ranging from $6.64 per share to $11.81 per share. Between October 1, 2008 and September 30, 2009, the sales price for our common stock ranged from $3.80 per share to $1.66 per share, and the average closing price of our common stock during that period was $2.61. Each of the Exchange Options has been underwater for at least 24 months. The Exchange Options include all outstanding Stock Option Awards held by current employees of the Company that have been underwater for at least twelve months.

Pursuant to the Exchange, the Exchange Options would be eligible for exchange for Exchange Stock having a value equal to or less than the value of the Exchange Options on the date of the Exchange. For the purposes of the Exchange, each Exchange Option will be valued as of the last trading day prior to the consummation of the Exchange based upon the Black-Scholes option pricing model, and the shares of Exchange Stock will be valued based upon the closing price of the Company's common stock on the last trading day prior to the consummation of the Exchange. No participant in the Exchange may receive Exchange Stock having a value of greater than $150,000 at the time of the Exchange. If the Exchange and the Restated Plan are approved by the Company's stockholders, the Company anticipates that the Exchange will be consummated as soon as practicable following the annual meeting.

Background & Reasons for the Exchange

Equity awards, including stock options and restricted stock, are the principal vehicle for payment of long-term compensation for certain of our employees, and we believe that ownership of equity interests in the Company by its senior management provides a substantial motivation for superior performance by more closely aligning the economic interests of those employees with the overall performance of the Company and the interests of its stockholders. Therefore, by granting equity awards, in part, to reward the employees for their long-term strategic management of the Company, and to motivate the employees to improve stockholder value, we reinforce the link between our stockholders and our senior managements' focus on personal responsibility, creativity and stockholder returns.

Like many companies, we have experienced a significant decline in our stock price over the past two years due in large part to adverse economic conditions impacting our customers and the continued weakness of the United States economy. While we have made changes to our business and implemented a number of initiatives to respond to this economic downturn, and continue to do so, our stock price has nevertheless declined. As a result of this decrease in stock price, the Exchange Options are significantly underwater and have been underwater for a long period of time. Because of the continued challenging economic environment, we believe the Exchange Options are no longer effective as incentives to motivate and retain the members of our senior management. Furthermore, although the Exchange Options are not likely to be exercised as long as our stock price is lower than the applicable exercise price, the Exchange Options continue to impact our financial statements and have the potential to dilute our stockholders' interests for up to the full remaining term of the Exchange Options, while delivering little or no retentive or incentive value and no opportunity to recapture value from the associated compensation expense, unless they are surrendered or cancelled.

We believe the best course of action is to replace the Exchange Options with shares of restricted stock based upon a value-for-value exchange as described below. By exchanging the Exchange Options for the Exchange Stock, the Company will more cost-effectively provide retentive and incentive value than it would by simply issuing incremental equity or paying additional cash compensation.

Alternatives Considered

When considering how best to continue to provide incentives to our senior employees who hold underwater stock options, we considered the following alternatives:

Increase cash compensation. To replace equity incentives, we considered whether we could substantially increase base and bonus cash compensation. However, significant increases in cash compensation would substantially increase our cash compensation expense and reduce our cash flow from operations, which could adversely affect our business and operating results. In addition, these increases would not necessarily best align the interests of our senior employees with those of our stockholders.

Grant additional equity awards. We also considered special grants of additional stock options at current market prices or restricted stock. However, these additional grants would increase our compensation expense and dilute the interests of our stockholders.

Exchange options for cash. We also considered implementing a program to exchange the Exchange Options for cash payments. However, an exchange program where the Exchange Options are exchanged for cash would accelerate our compensation expense and reduce our cash flow from operations, which could adversely affect our business and operating results. In addition, we do not believe that such a program would best align the interests of our senior employees with those of our stockholders.

Exchange options for options with lower exercise prices. We also considered implementing a program to exchange the Exchange Options for options having an exercise price equal to the market price of our common stock on the date of the Exchange. We believe, however, that implementing an option-for-restricted stock exchange would have two relative advantages versus an option-for-option exchange with an equivalent accounting impact. First, an option-for-restricted stock exchange would require the grant of substantially fewer shares of restricted stock than options in an option-for-option exchange (i.e., fewer shares will be subject to the replacement restricted stock awards granted than replacement option awards). Second, our potential stockholder dilution would be less in an option-for-restricted stock exchange compared with an option-for-option exchange.

Implementing the Exchange

We have not commenced the Exchange and will not do so unless our stockholders approve this proposal and the Restated Plan discussed in Proposal 2. If our stockholders approve this proposal and Proposal 2, we expect to commence the Exchange as soon as practicable following the annual meeting by entering into Option Cancellation and Restricted Stock Award Agreements with the persons who hold the Exchange Options. The Company will not conduct any public solicitation in connection with the Exchange and does not believe it is required to conduct a public tender offer in connection with the Exchange because the Exchange Options are held by a total of eight persons, all of whom are members of our current senior management team and four of whom are named executive officers, and the Exchange will be conducted solely through private, individual transactions. Even if the Exchange is approved by our stockholders, the Compensation Committee will retain the authority, in its discretion, to terminate, amend or postpone the Exchange at any time prior to completion of the Exchange (provided that the Exchange will not be amended to permit the issuance of restricted stock having a value greater than the fair value of the Exchange Options surrendered).

Details of the Exchange

The following describes important features of the Exchange:

Who is Eligible to Participate in the Exchange? The following table sets forth information with respect to the persons that hold the Exchange Options, the date each Exchange Option was granted, the number of shares of common stock issuable upon exercise of the Exchange Option, and the exercise price of the Exchange Option. Provided the following individuals are employed by us on the date of the Exchange, and hold Exchange Options on such date, they will be eligible to participate in the Exchange:

Name	Option Grant Date	Shares of Common Stock Issuable Upon Exercise	Option Exercise Price
Stephen J. Harrison	4/30/04	100,000	$ 6.64
Edward L. Pierce	9/13/06	250,000	$11.81
Kevin P. Cohn	10/9/06	100,000	$11.13
Keith E. Bornemann	2/7/07	10,000	$10.12
Joe Best	2/7/07	25,000	$10.12
John Barnett	7/18/07	20,000	$10.08
Michael J. Bodayle	9/13/06	50,000	$11.81
William Pentecost	9/13/06	50,000	$11.81

What Options Are Eligible to be Exchanged in the Exchange? As discussed above, the Exchange Options consist of eight Stock Option Awards, held by eight persons, that have a per share exercise price greater than or equal to $6.64 per share.

How Many Shares of Restricted Stock Will Participants Receive in the Exchange? Our objective in determining the number of shares of Exchange Stock to be issued in the Exchange is to provide for the grant of Exchange Stock that will have a value no greater than the value of the Exchange Options surrendered. The number of shares of Exchange Stock to be issued in exchange for each Exchange Option will be established based upon the closing price of the Company's common stock on the last trading day before the date of the Exchange.

We will estimate the fair value of each Exchange Option using the Black-Scholes option valuation model based upon assumptions regarding expected option term, annualized volatility rate, risk-free rate of return and dividend yield. Each Exchange Option will be exchanged for a number of shares of Exchange Stock having a value equal to or less than the value of the Exchange Option (based on the closing sale price of our common stock on the last trading day before the date of the Exchange); provided, that no participant in the Exchange may receive Exchange Stock having a value of greater than $150,000 at the time of the Exchange.

The number of shares of Exchange Stock to be issued in the Exchange will be based upon the value of the Exchange Options and the Exchange Stock as of the last trading day prior to the Exchange. As a result, we cannot currently determine the number of shares of Exchange Stock to be issued in the Exchange.

The following table sets forth, solely for illustrative purposes, the general terms of the Exchange if the Exchange had been consummated on October 1, 2009.

Name	Shares Subject to Exchange Option	Value of Each Share Subject to the Exchange Option (1)	Total Value of Exchange Option	Value of Each Share of Exchange Stock	Number of Shares of Exchange Stock to be Issued in the Exchange
Stephen J. Harrison	100,000	$ 0.6782	$ 67,820	$2.40	28,258
Edward L. Pierce	250,000	$ 0.7489	$150,000	$2.40	62,500 (2)
Kevin P. Cohn	100,000	$ 0.7868	$ 78,680	$2.40	32,783
Keith E. Bornemann	10,000	$ 0.8739	$ 8,739	$2.40	3,641
Joe Best	25,000	$ 0.8739	$ 21,847	$2.40	9,103
John Barnett	20,000	$ 0.9193	$ 18,386	$2.40	7,660
Michael J. Bodayle	50,000	$ 0.7489	$ 37,445	$2.40	15,602
William Pentecost	50,000	$ 0.7489	$ 37,445	$2.40	15,602

(1) The value of the Exchange Options as of October 1, 2009 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option term, five to seven years; annualized volatility rate, 64%; risk-free rate of return, 2.20% to 2.82%; and dividend yield, 0%.

(2) The number of shares of Exchange Stock Mr. Pierce would receive in the Exchange was reduced because no participant may receive Exchange Stock having a value of greater than $150,000 at the time of the Exchange.

What Are the Terms of the Exchange Stock? The Exchange Stock issued to Messrs. Harrison, Pierce and Cohn in the Exchange will vest in four equal, annual installments beginning on the first anniversary of the date of the Exchange. The Exchange Stock issued to Messrs. Bornemann, Barnett, Best, Bodayle and Pentecost will vest in five equal, annual installments beginning on the first anniversary of the date of the Exchange.

Why Are We Seeking Stockholder Approval of the Exchange? Under the listing rules of the New York Stock Exchange and the current terms of the Company's 2002 Long Term Incentive Plan, stockholder approval is required in order for us to implement the Exchange. As previously discussed, if our stockholders approve this proposal and the Restated Plan, we intend to consummate the Exchange promptly following the annual meeting.

Accounting Treatment. We have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), *Share Based Payments* ("SFAS 123R"). Under SFAS 123R, we will recognize the incremental compensation expense, if any, resulting from the Exchange Stock issued in the Exchange. The incremental compensation expense will be measured (i) as the excess, if any, of the fair value of the Exchange Stock granted to employees in exchange for surrendered Exchange Options, measured as of the date the Exchange Stock is granted, over (ii) the fair value of the Exchange Options surrendered in exchange for the new awards, measured immediately prior to the Exchange. Under FAS 123R, because this is a value-for-value exchange, we do not expect to recognize any incremental compensation expense due to the Exchange Stock granted in the Exchange, other than immaterial compensation expense that might result from fluctuations in our stock price after the values of Exchange Options and Exchange Stock are determined and before the Exchange actually occurs.

U.S. Federal Income Tax Consequences. We believe the exchange of Exchange Options for Exchange Stock pursuant to the Exchange should be treated as a non-taxable exchange and that we, our stockholders and employees should recognize no income for United States federal income tax purposes upon the surrender of the Exchange Options and the grant of the Exchange Stock. When the shares of Exchange Stock vest according to the vesting schedule described above, and shares of common stock are issued to the employees, the shares issued will be subject to United States income and employment taxes and applicable income and employment taxes will be withheld.

The preceding paragraph is a summary of the anticipated material United States federal income tax consequences of participating in the Exchange and of holding Exchange Stock. The Internal Revenue Service is not precluded from adopting a contrary position and the law and regulations themselves are subject to change.

The Board of Directors recommends a vote FOR the approval of the Exchange.

PROPOSAL 4 – RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has selected Ernst & Young LLP to serve as our independent auditors for the current fiscal year, and the stockholders are requested to ratify this appointment. Ernst & Young has served as our independent registered public accounting firm since September 2005. A representative of Ernst & Young is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. Stockholders should recognize that the ratification of the appointment of Ernst & Young does not preclude the Audit Committee from subsequently determining to change independent auditors if the Audit Committee determines such action to be in the best interests of the Company and its stockholders.

Fees Billed to Us by Ernst & Young LLP For Fiscal 2009 and 2008

Audit Fees. The aggregate audit fees billed by Ernst & Young for the fiscal years ended June 30, 2009, and 2008 were $765,000 and $856,350, respectively. The fees include professional services and expenses for annual audits, including internal control over financial reporting, and quarterly reviews of our financial statements.

Audit-Related Fees. Audit-related fees billed by Ernst & Young for the fiscal years ended June 30, 2009 and 2008 were $25,000 and $22,000, respectively. These fees related to the audit of the Company's 401(k) plan.

Tax Fees. The aggregate tax fees billed by Ernst & Young for the fiscal year ended June 30, 2009 and 2008 were $79,500 and $60,000, respectively. These fees related primary to the preparation of fiscal year federal and state income tax returns for the Company.

All Other Fees. No amounts were billed by Ernst & Young during the fiscal years ended June 30, 2009 and 2008 that would be categorized as "All Other Fees."

Audit Committee Pre-Approval Policies and Procedures.

Our Audit Committee has adopted a policy, contained in its Restated Charter, which provides that our Audit Committee must pre-approve all audit and non-audit services provided to the Company by our independent auditors. This policy is administered by our senior management, which reports throughout the year to the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by Ernst & Young.

Auditor Rotation Policies

Ernst & Young maintains partner rotation policies in accordance with the rules promulgated by the SEC. Such rules have required rotation of the lead audit partner after five years of assignment to the engagement.

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter. A properly executed proxy marked "ABSTAIN" with respect to this proposal will have the same effect as a vote against the proposal. However, as discussed elsewhere in this proxy statement, both abstentions and broker nonvotes will factor into the determination of the existence of a quorum.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as First Acceptance Corporation's independent auditors.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

ADDITIONAL INFORMATION

Stockholder Proposals for the 2010 Annual Meeting. Pursuant to Rule 14a-8(e) of the Securities Exchange Act of 1934, stockholder proposals submitted in accordance with applicable rules and regulations for presentation at our next annual meeting and received at our executive offices no later than June 8, 2010 will be considered for inclusion in our proxy statement and form of proxy relating to the 2010 annual meeting.

For other stockholder proposals to be timely (but not considered for inclusion in our proxy statement), a stockholder's notice must be received at our executive offices no later than 60 days before our annual meeting or (if later) within ten days after the public notice of that meeting is sent to the stockholders of the Company, and should otherwise comply with the advance notice provisions of our certificate of incorporation. For proposals that are not timely filed, we retain discretion to vote the proxies that we receive. For proposals that are timely filed, we retain discretion to vote the proxies that we receive, provided (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion and (2) the proponent does not issue a proxy statement.

Proxy Solicitation Costs. The proxies being solicited hereby are being solicited by us. We will bear the cost of soliciting proxies in the enclosed form. Our officers and regular employees may, but without compensation other than their regular compensation, solicit proxies by mail, personal conversations, telephone, telex, facsimile or electronic means. Upon request, we will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of our common stock.

Financial Statements Available. A copy of our 2009 Annual Report to Stockholders containing our Annual Report on Form 10-K for the year ended June 30, 2009 and other information accompanies this proxy statement.

Householding Information. As permitted by the SEC's proxy statement rules, we will deliver only one copy of our 2009 Annual Report to Stockholders or this proxy statement to two or more stockholders who share an address, unless we have received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of our 2009 Annual Report to Stockholders or this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Conversely, stockholders sharing an address who are receiving multiple copies of our annual reports or proxy statements may request delivery of a single copy.

Requests in this regard should be addressed to:

Michael J. Bodayle,
Assistant Secretary
First Acceptance Corporation
3322 West End Ave., Suite 1000
Nashville, TN 37203
(615) 844-2907

Appendix A

FIRST ACCEPTANCE CORPORATION
AMENDED AND RESTATED 2002 LONG TERM INCENTIVE PLAN

The First Acceptance Corporation Amended and Restated 2002 Long Term Incentive Plan (the "Plan") was adopted by the Board of Directors of First Acceptance Corporation, a Delaware corporation (the "Company"). This Plan amends and restates the First Acceptance Corporation 2002 Long Term Incentive Plan, as amended, that was originally approved by the Company's shareholders on April 30, 2004. The amendments contained in this Plan shall become effective upon approval by the holders of a majority of the votes cast at a meeting of stockholders at which a quorum is present or by written consent in accordance with applicable law. Subject to such approval, Awards may be granted hereunder on and after the adoption of this Plan by the Board.

ARTICLE I.
PURPOSE

The purpose of the Plan is to foster and promote the long-term financial success of the Company and its Subsidiaries and materially increase the value of the Company and its Subsidiaries by (a) encouraging the long-term commitment of the Employees, Consultants, and Outside Directors of the Company and its Subsidiaries, (b) motivating performance of the Employees, Consultants, and Outside Directors of the Company and its Subsidiaries by means of long-term performance related incentives, (c) encouraging and providing Employees, Consultants, and Outside Directors of the Company and its Subsidiaries with an opportunity to obtain an ownership interest in the Company, (d) attracting and retaining outstanding Employees, Consultants, and Outside Directors by providing incentive compensation opportunities, and (e) enabling participation by Employees, Consultants, and Outside Directors in the long-term growth and financial success of the Company and its Subsidiaries.

ARTICLE II.
DEFINITIONS

For the purpose of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1 "Award" means the grant of any Option, SAR, Restricted Stock, Restricted Stock Unit, Performance Award or Other Stock-Based Award, whether granted singly or in combination or in tandem.

2.2 "Award Agreement" means a written agreement between a Participant and the Company which sets out the terms of the grant of an Award.

2.3 "Board" means the board of directors of the Company.

2.4 "Cause" shall mean, unless otherwise defined in the applicable Award Agreement, the Company or a Subsidiary having "cause" to terminate a Participant's employment or service, as defined in any written employment agreement then in effect between the Participant and the Company, or, in the absence of such an agreement with respect to any Participant, such Participant's (i) failure to comply with the employment policies of the Company or any Subsidiary or a material breach of an employment, consulting or other agreement, including any written confidentiality, non-compete, non-solicitation or business opportunity covenant contained in any agreement entered into by such Participant and the Company or any Subsidiary; (ii) commission of any material act of dishonesty, breach of trust or misconduct in connection with performance of employment-related duties; or (iii) conviction of, or pleading guilty or *nolo contendere* to, any felony or to any crime involving dishonesty, theft or unethical business conduct, or conduct which could impair or injure the Company or its reputation.

2.5 "Change in Control" shall mean any of the following: (i) any consolidation, merger or share exchange of the Company in which the holders of a majority of the Company's outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor thereto following such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals who (x) at the date of this Plan were directors or (y) become directors after the date of this Plan and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors at the date of this Plan or whose election or nomination for election was previously so approved; (v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the 1934 Act) of an aggregate of 50% or more of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the 1934 Act) who beneficially owned less than 50% of the voting power of the Company's outstanding voting securities on the date of this Plan; provided , however , that notwithstanding the foregoing, an acquisition shall not constitute a Change in Control hereunder if the acquiror is (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, or (y) a Subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company; or (vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

2.6 "Code" means the Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.

2.8 "Common Stock" means the common stock, par value $0.01 per share, which the Company is currently authorized to issue or may in the future be authorized to issue, or any securities into which or for which the common stock of the Company may be converted or exchanged, as the case may be, pursuant to the terms of this Plan.

2.9 "Company" means First Acceptance Corporation, a Delaware corporation, and any successor entity.

2.10 "Consultant" means any person performing advisory or consulting services for the Company or a Subsidiary, with or without compensation, to whom the Company chooses to grant an Award in accordance with the Plan, provided that bona fide services must be rendered by such person and such services shall not be rendered in connection with the offer or sale of securities in a capital raising transaction.

2.11 "Covered Officer" shall mean at any date (i) any individual who, with respect to the previous taxable year of the Company, was a "covered employee" of the Company within the meaning of Section 162(m); provided, however, that the term "Covered Officer" shall not include any such individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected not to be such a "covered employee" with respect to the current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Award will be paid or vested and (ii) any individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected to be such a "covered employee" with respect to the current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Award will be paid or vested.

2.12 "Date of Grant" means the effective date on which an Award is made to a Participant as set forth in the applicable Award Agreement.

2.13 "Employee" means common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code) of the Company or any Subsidiary of the Company.

2.14 "Fair Market Value" means, as of a particular date, (a) if the shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal securities exchange for the Common Stock on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (b) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, or (d) if none of the above is applicable, such amount as may be determined by the Committee (acting on the advice of an Independent Third Party, should the Committee elect in its sole discretion to utilize an Independent Third Party for this purpose), in good faith, to be the fair market value per share of Common Stock.

2.15 "Grant Price" means the price established at the time of grant of an SAR pursuant to Article VI used to determine whether there is any payment due upon exercise of the SAR.

2.16 "Independent Third Party" means an individual or entity independent of the Company having experience in providing investment banking or similar appraisal or valuation services and with expertise generally in the valuation of securities or other property for purposes of this Plan. The Board Committee may utilize one or more Independent Third Parties.

2.17 "Incentive Stock Option" means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.

2.18 "Nonpublicly Traded" means not listed on a national securities exchange registered with the Securities and Exchange Commission.

2.19 "Nonqualified Stock Option" means a nonqualified stock option, granted pursuant to this Plan, to which Section 421 of the Code does not apply.

2.20 "Option" means a Nonqualified Stock Option or an Incentive Stock Option granted pursuant to Article VI hereof.

2.21 "Option Price" means the price that must be paid by a Participant upon exercise of an Option to purchase a share of Common Stock.

2.22 "Outside Director" means a director of the Company who is not an Employee.

2.23 "Other Stock-Based Award" shall mean any Award granted under Article IX of the Plan.

2.24 "Participant" means an Employee, Consultant, or Outside Director of the Company or a Subsidiary to whom an Award is granted under this Plan.

2.25 "Performance Award" shall mean any Award granted under Article VIII of the Plan.

2.26 "Plan" means this First Acceptance Corporation Amended and Restated 2002 Long Term Incentive Plan, as amended from time to time.

2.27 "Restricted Stock" means shares of Common Stock issued or transferred to a Participant pursuant to Article VII of this Plan which are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.

2.28 "Restricted Stock Unit" shall mean any unit granted under Article VII of the Plan.

2.29 "Retirement" means any Termination of Service solely due to retirement upon or after attainment of age sixty-five (65), or permitted early retirement as determined by the Committee.

2.30 "SAR" or "stock appreciation right" means the right to receive a payment, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over the Grant Price for such shares.

2.31 “Section 162(m)” shall mean Section 162(m) of the Code and the regulations promulgated thereunder and any successor provision thereto as in effect from time to time.

2.32 "Subsidiary" means (i) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) any limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (iii) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above. "Subsidiaries" means more than one of any such corporations, limited partnerships, partnerships or limited liability companies.

2.33 “Substitute Award” shall mean an Award granted pursuant to Article XIV solely in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by the Company or with which the Company combines.

2.34 "Termination of Service" occurs when a Participant who is an Employee or a Consultant of the Company or any Subsidiary shall cease to serve as an Employee or Consultant of the Company and its Subsidiaries, for any reason; or, when a Participant who is an Outside Director of the Company or a Subsidiary shall cease to serve as a director of the Company and its Subsidiaries for any reason. Except as may be necessary or desirable to comply with applicable federal or state law, a "Termination of Service" shall not be deemed to have occurred when a Participant who is an Employee becomes a Consultant or an Outside Director or vice versa. If, however, a Participant who is an Employee and who has an Incentive Stock Option ceases to be an Employee but does not suffer a Termination of Service, and if that Participant does not exercise the Incentive Stock Option within the time required under Code section 422 upon ceasing to be an Employee, the Incentive Stock Option shall thereafter become a Nonqualified Stock Option.

2.35 "Total and Permanent Disability" means a Participant is qualified for long-term disability benefits under the Company's or Subsidiary's disability plan or insurance policy; or, if no such plan or policy is then in existence or if the Participant is not eligible to participate in such plan or policy, that the Participant is incapacitated and absent from his or her duties with the Company or any Subsidiary on a full time basis for a period of six (6) continuous months or for at least one hundred eighty (180) days during any twelve (12) -month period as a result of mental or physical illness or physical injury, as determined in good faith by the Committee; provided that , with respect to any Incentive Stock Option, Total and Permanent Disability shall have the meaning given it under the rules governing Incentive Stock Options under the Code.

ARTICLE III.
ADMINISTRATION

3.1 *General Administration; Establishment of Committee*. Subject to the terms of this Article 3, the Plan shall be administered by the Board or such committee of the Board as is designated by the Board to administer the Plan (the "Committee"). The Committee shall consist of not fewer than two persons. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board. At any time there is no Committee to administer the Plan, any references in this Plan to the Committee shall be deemed to refer to the Board.

Membership on the Committee shall be limited to those members of the Board who are "outside directors" under Section 162(m) of the Code and "non-employee directors" as defined in Rule 16b-3 promulgated under the 1934 Act. The Committee shall select one of its members to act as its chairman. A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

3.2 *Designation of Participants and Awards.*

(a) The Committee or the Board shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement such terms, provisions, limitations, and performance requirements as are approved by the Committee but not inconsistent with the Plan. The Committee shall determine whether an Award Agreement shall include one type of Award or two or more Awards granted in combination or two or more Awards granted in tandem (that is, a joint grant where exercise of one Award results in cancellation of all or a portion of the other Award). Although the members of the Committee shall be eligible to receive Awards, no member of the Committee shall participate in any decisions regarding any Award granted hereunder to such member. All decisions with respect to any Award, and the terms and conditions thereof, to be granted under the Plan to any member of the Committee shall be made solely and exclusively by the other members of the Committee, or if such member is the only member of the Committee, by the Board.

In addition, the chief executive officer of the Company may recommend to the Board or the Committee (i) that Awards be granted to one or more Employees, Officers, Consultants, or Outside Directors, (ii) the number of shares of Common Stock to be subject to such Awards, and (iii) the price to be paid for such Awards and such other terms that the chief executive officer deems appropriate with respect to such Awards; in such case, the chief executive officer's recommendations shall not be binding on the Board and the Board may, in its sole discretion, accept or deny the chief executive officer's recommendations.

(b) Notwithstanding Section 3.2(a), to the extent consistent with applicable securities laws, the Board may in its discretion and by a resolution adopted by the Board, authorize one or more officers of the Company (an "Authorized Officer") to (i) designate one or more Employees as eligible persons to whom Awards will be granted under the Plan and (ii) determine the number of shares of Common Stock that will be subject to such Awards; provided, however, that the resolution of the Board granting such authority shall (x) specify the total number of shares of Common Stock that may be made subject to the Awards, (y) set forth the price or prices (or a formula by which such price or prices may be determined) to be paid for the purchase of the Common Stock subject to such Awards, and (z) not authorize an officer to designate himself as a recipient of any Award. The Authorized Officer shall notify the Committee in writing of the persons designated to receive such Awards, the type of Award, the Date of Grant, the number of shares of Common Stock that will be subject to such Awards, and the purchase price to be paid for such shares. If authorized to do so in the Board's written resolution, the Authorized Officer shall cause the Company to execute an Award Agreement with the Participant, subject to the Committee's ratification of such terms of an Award as required by law.

Within an administratively reasonable time after receipt of the Authorized Officer's written notice of one or more Awards, the Committee shall authorize or ratify the grant of such Awards and shall prescribe all other terms of such Awards pursuant to its authority set forth in Section 3(a).

3.3 *Authority of the Committee.* The Committee, in its discretion, shall have the full power and authority in its discretion to (i) interpret the Plan, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, (iii) establish performance goals for an Award and certify the extent of their achievement, (iv) accelerate the time at which all or any part of an Award may be settled or exercised, (v) make all determinations under the Plan concerning any Termination of Service and whether such termination has occurred by reason of Cause, Disability, Retirement or in connection with a Change in Control; and (vi) make such other determinations or certifications and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties. The Committee's discretion set forth herein shall not be limited by any provision of the Plan, including any provision which by its terms is applicable notwithstanding any other provision of the Plan to the contrary.

To the extent consistent with applicable securities laws, the Committee may delegate to officers of the Company, pursuant to a written delegation, the authority to perform specified functions under the Plan. Any actions taken by any officers of the Company pursuant to such written delegation of authority shall be deemed to have been taken by the Committee.

With respect to restrictions in the Plan that are based on the requirements of Rule 16b-3 promulgated under the 1934 Act, Section 422 of the Code, Section 162(m) of the Code, the rules of any exchange or inter-dealer quotation system upon which the Company's securities are listed or quoted, or any other applicable law, rule or restriction (collectively, "applicable law"), to the extent that any such restrictions are no longer required by applicable law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.

ARTICLE IV.
ELIGIBILITY

Any Employee (including an Employee who is also a director or an officer), Outside Director, or Consultant of the Company whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan. The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee, Outside Director, or Consultant of the Company or any Subsidiary. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, Awards granted at different times need not contain similar provisions. The Committee's determinations under the Plan (including without limitation determinations of which Employees, Outside Directors, or Consultants, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among Participants who receive, or are eligible to receive, Awards under the Plan.

ARTICLE V.
SHARES SUBJECT TO PLAN

5.1 *Number Available for Awards.* Subject to adjustment as provided in Articles XI and XII, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan is 8,500,000 shares. Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by the Company in its treasury, or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available the number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan.

5.2 *Reuse of Shares.*

(a) If shares of Common Stock are subject to an Option, SAR or other Award which shall expire or terminate for any reason without having been exercised or settled in full, or in the event that an Option, SAR or other Award is settled in cash or is otherwise exercised or settled in a manner such that some or all of the shares of Common Stock relating to the Option are not issued to the Participant (or beneficiary) (including as the result of the use of shares for withholding taxes), the shares of Common Stock subject thereto which have not become outstanding shall (unless the Plan shall have sooner terminated) become available for issuance under the Plan.

(b) If any shares of Common Stock subject to an Award are not delivered to a Participant because the Award is exercised through a reduction of shares subject to the Award (i.e., "net exercised") or an appreciation distribution in respect of a SAR is paid in Common Stock, then the number of shares subject to the Award that are not delivered to the Participant shall remain available for subsequent issuance under the Plan.

(c) If the exercise price of any Award is satisfied by tendering Common Stock by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall remain available for subsequent issuance under the Plan.

(d) In no event shall the number of shares of Common Stock subject to Incentive Stock Options exceed, in the aggregate, 6,000,000 shares of Common Stock plus shares subject to Incentive Stock Options which are forfeited or terminated, or expire unexercised.

ARTICLE VI.
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

6.1 *Grant.* Subject to the provisions of the Plan and other applicable legal requirements, the Committee shall have sole and complete authority to determine the Participants to whom Options and SARs shall be granted, the number of shares of Common Stock subject to each Award, the exercise price and the conditions and limitations applicable to the exercise of each Option and SAR. An Option may be granted with or without a related SAR. A SAR may be granted with or without a related Option. The grant of an Option shall take place when the Committee by resolution, written consent or other appropriate action determines to grant such Option for a particular number of shares to a particular Participant at a particular Option Price. The Committee shall have the authority to grant Incentive Stock Options and to grant Non-Qualified Stock Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. A person who has been granted an Option or SAR under this Plan may be granted additional Options or SARs under the Plan if the Committee shall so determine; provided, however, that to the extent the aggregate Fair Market Value (determined at the time the Incentive Stock Option is granted) of the Common Stock with respect to which all Incentive Stock Options are exercisable for the first time by an Employee during any calendar year (under all plans described in of Section 422(d) of the Code of the Employee's employer corporation and its parent and Subsidiaries) exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options.

6.2 *Price.* The Committee in its sole discretion shall establish the Option Price at the time each Option is granted and the Grant Price at the time each SAR is granted. Except in the case of Substitute Awards, the Option Price of an Option may not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock with respect to which the Option is granted on the date of grant of such Option. In the case of Substitute Awards or Awards granted in connection with an adjustment provided for in Article XI of the Plan in the form of Options, such grants shall have an Option Price per share that is intended to maintain the economic value of the Award that was replaced or adjusted, as determined by the Committee. Notwithstanding the foregoing and except as permitted by the provisions of Article XI hereof, the Committee shall not have the power to (i) amend the terms of previously granted Options or SARs to reduce the Option Price of such Options or the Grant Price of such SARs, or (ii) cancel such Options or SARs and grant substitute Options or SARs with a lower Option Price or Grant Price than the cancelled Options or SARs, in each case without the approval of the Company's stockholders. Except with respect to Substitute Awards, SARs may not have a Grant Price less than the Fair Market Value of a share of Common Stock on the date of grant.

6.3 *Term.* Subject to the Committee's authority under Article III and the provisions of Section 6.6, each Option and SAR and all rights and obligations thereunder shall expire on the date determined by the Committee and specified in the Award Agreement. The Committee shall be under no duty to provide terms of like duration for Options or SARs granted under the Plan. Notwithstanding the foregoing, but subject to the last sentence of Section 6.4(a), no Option or SAR shall be exercisable after the expiration of ten (10) years from the date such Option or SAR was granted.

6.4 *Exercise.*

(a) Each Option and SAR shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Committee shall have full and complete authority to determine whether an Option or SAR will be exercisable in full at any time or from time to time during the term of the Option or SAR, or to provide for the exercise thereof in such installments, upon the occurrence of such events and at such times during the term of the Option or SAR as the Committee may determine. An Award Agreement may provide that the period of time over which an Option, other than an Incentive Stock Option, may be exercised shall be automatically extended if on the scheduled expiration of such Option, the Participant's exercise of such Option would violate applicable securities law; provided, however, that during the extended exercise period the Option may only be exercised to the extent the Option was exercisable in accordance with its terms immediately prior to such scheduled expiration date; provided further, however, that such extended exercise period shall end not later than thirty (30) days after the exercise of such Option first would no longer violate such laws.

(b) The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal, state or foreign securities laws or the Code, as it may deem necessary or advisable. The exercise of any Option granted hereunder shall be effective only at such time as the sale of Common Stock pursuant to such exercise will not violate any state or federal securities or other laws.

(c) An Option or SAR may be exercised in whole or in part at any time, with respect to whole shares only, within the period permitted thereunder for the exercise thereof, and shall be exercised by written notice of intent to exercise the Option or SAR, delivered to the Company at its principal office, and payment in full to the Company at the direction of the Committee of the amount of the Option Price for the number of shares of Common Stock with respect to which the Option is then being exercised.

(d) Payment of the Option Price shall be made in (i) cash or cash equivalents, or, (ii) at the discretion of the Committee, by transfer, either actually or by attestation, to the Company of unencumbered shares of Common Stock previously acquired by the Participant, valued at the Fair Market Value of such shares on the date of exercise (or next succeeding trading date, if the date of exercise is not a trading date), together with any applicable withholding taxes, such transfer to be upon such terms and conditions as determined by the Committee, (iii) by a combination of (i) or (ii), or (iv) by any other method approved or accepted by the Committee in its sole discretion, including, if the Committee so determines, (x) a cashless (broker-assisted) exercise that complies with applicable laws or (y) withholding shares of Common Stock (net-exercise) otherwise deliverable to the Participant pursuant to the Option having an aggregate Fair Market Value at the time of exercise equal to the total Option Price. Until the optionee has been issued the Common Stock subject to such exercise, he or she shall possess no rights as a stockholder with respect to such Common Stock.

(e) At the Committee's discretion, the amount payable to the Participant as a result of the exercise of a SAR may be settled in cash, Common Stock or a combination thereof. A fractional share shall not be deliverable upon the exercise of a SAR but a cash payment will be made in lieu thereof.

6.5 *Termination of Employment or Service.* Except as otherwise provided in the applicable Award Agreement, an Option may be exercised only to the extent that it is then exercisable, and if at all times during the period beginning with the date of granting such Option and ending on the date of exercise of such Option the Participant is an Employee, Outside Director or Consultant, and shall terminate immediately upon a Termination of Service of the Participant. Notwithstanding the foregoing provisions of this Section 6.5 to the contrary, the Committee may determine in its discretion that an Option may be exercised following any such termination of employment, whether or not exercisable at the time of such termination of employment; provided, however, that in no event may an Option be exercised after the expiration date of such Option specified in the applicable Award Agreement, except as provided in the last sentence of Section 6.4(a).

6.6 *Ten Percent Stock Rule.* Notwithstanding any other provisions in the Plan, if at the time an Option is otherwise to be granted pursuant to the Plan, the optionee or rights holder owns directly or indirectly (within the meaning of Section 424(d) of the Code) Common Stock of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its parent or Subsidiary corporations (within the meaning of Section 422(b)(6) of the Code), then any Incentive Stock Option to be granted to such optionee or rights holder pursuant to the Plan shall satisfy the requirement of Section 422(c)(5) of the Code, and the Option Price shall be not less than one hundred ten percent (110%) of the Fair Market Value of the Common Stock of the Company, and such Option by its terms shall not be exercisable after the expiration of five (5) years from the date such Option is granted.

6.7 *Buyout Provisions.* Notwithstanding any other provision of the Plan, the Committee may at any time offer to buy out for a payment in cash, Common Stock or Restricted Stock an Option previously granted, based on such terms and conditions as the Committee shall establish and communicate to the Participant at the time that such offer is made.

6.8 *Maximum Individual Grant.* No Participant may receive during any fiscal year of the Company Awards of Options or SARs covering an aggregate of more than 3,000,000 shares of Common Stock.

ARTICLE VII.
RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1 *Grant.*

(a) Subject to the provisions of the Plan and other applicable legal requirements, the Committee shall have sole and complete authority to determine the Participants to whom Restricted Stock and Restricted Stock Units shall be granted, the number of shares of Restricted Stock and the number of Restricted Stock Units to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Stock and Restricted Stock Units may be forfeited to the Company, and the other terms and conditions of such Awards. The Restricted Stock and Restricted Stock Unit Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time approve, which agreements shall comply with and be subject to the terms and conditions provided hereunder and any additional terms and conditions established by the Committee that are consistent with the terms of the Plan.

(b) Each Restricted Stock and Restricted Stock Unit Award made under the Plan shall be for such number of shares of Common Stock as shall be determined by the Committee and set forth in the Award Agreement containing the terms of such Restricted Stock or Restricted Stock Unit Award. Such agreement shall set forth a period of time during which the grantee must remain in the continuous employment of the Company in order for the forfeiture and transfer restrictions to lapse. If the Committee so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the shares covered by the Restricted Stock or Restricted Stock Unit Award. The Award Agreement may also, in the discretion of the Committee, set forth performance or other conditions that will subject the shares to forfeiture and transfer restrictions. The Committee may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding Restricted Stock and Restricted Stock Unit Awards.

7.2 *Dividends and Other Distributions.*

(a) Prior to the lapse of any applicable transfer restrictions, Participants holding Restricted Stock shall be credited with any cash dividends paid with respect to such Restricted Stock while they are so held, unless determined otherwise by the Committee and set forth in the Award Agreement. The Committee may apply any restrictions to such dividends that the Committee deems appropriate. Except as set forth in the Award Agreement or otherwise determined by the Committee, in the event (a) of any adjustment as provided in Article XI, or (b) any shares or securities are received as a dividend, or an extraordinary dividend is paid in cash, on Restricted Stock, any new or additional shares or securities or any extraordinary dividends paid in cash received by a Participant on such Restricted Stock shall be subject to the same terms and conditions, including any transfer restrictions, as relate to the original Restricted Stock.

(b) The applicable Award Agreement will specify whether a Participant will be entitled to receive dividend equivalent rights in respect of Restricted Stock Units at the time of any payment of dividends to stockholders on Common Stock. If the applicable Award Agreement specifies that a Participant will be entitled to receive dividend equivalent rights, (i) the amount of any such dividend equivalent right shall equal the amount that would be payable to the Participant as a stockholder in respect of a number of shares equal to the number of Restricted Stock Units then credited to the Participant, (ii) any such dividend equivalent right shall be paid in accordance with the Company's payment practices as may be established from time to time and as of the date on which such dividend would have been payable in respect of outstanding Common Stock, and (iii) the applicable Award Agreement will specify whether dividend equivalents shall be paid in respect of Restricted Stock Units that are not yet vested.

7.3 *Transfer Restrictions on Restricted Stock.* At the time of a Restricted Stock Award, a certificate representing the number of Shares awarded thereunder shall be registered in the name of the grantee. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the grantee subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. The foregoing to the contrary notwithstanding, the Committee may, in its discretion, provide that a Participant's ownership of Restricted Stock prior to the lapse of any transfer restrictions or any other applicable restrictions shall, in lieu of such certificates, be evidenced by a "book entry" (*i.e.*, a computerized or manual entry) in the records of the Company or its designated agent in the name of the Participant who has received such Award, and confirmation and account statements sent to the Participant with respect to such book-entry shares may bear the restrictive legend referenced in the preceding sentence. Such records of the Company or such agent shall, absent manifest error, be binding on all Participants who receive Restricted Stock Awards evidenced in such manner. The holding of Restricted Stock by the Company or such an escrow holder, or the use of book entries to evidence the ownership of Restricted Stock, in accordance with this Section 7.3, shall not affect the rights of Participants as owners of the Restricted Stock awarded to them, nor affect the restrictions applicable to such shares under the Award Agreement or the Plan, including the transfer restrictions.

7.4 *Other Rights of Restricted Stockholders.* Unless otherwise provided in the applicable Award Agreement, the grantee shall have all other rights of a stockholder with respect to the Restricted Stock, including the right to vote such shares, subject to the following restrictions: (i) the grantee shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the Award Agreement with respect to such Restricted Stock; (ii) none of the shares of Restricted Stock may be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Committee at or after grant, all of the shares of Restricted Stock shall be forfeited and all rights of the grantee to such shares shall terminate, without further obligation on the part of the Company, unless the grantee remains in the continuous employment of the Company for the entire restricted period in relation to which such shares were granted and unless any other restrictive conditions relating to the Restricted Stock Award are met.

7.5 *Termination of Restrictions on Restricted Stock.* At the end of the restricted period and provided that any other restrictive conditions of the Restricted Stock Award are met, or at such earlier time as otherwise determined by the Committee, all restrictions set forth in the Award Agreement relating to the Restricted Stock Award or in the Plan shall lapse as to the Restricted Stock subject thereto, and a stock certificate for the appropriate number of shares of Common Stock, free of the restrictions and restricted stock legend, shall be delivered to the Participant or the Participant's beneficiary or estate, as the case may be (or, in the case of book-entry shares, such restrictions and restricted stock legend shall be removed from the confirmation and account statements delivered to the Participant or the Participant's beneficiary or estate, as the case may be, in book-entry form).

7.6 *Payment of Restricted Stock Units.* Each Restricted Stock Unit shall have a value equal to the Fair Market Value of a share of Common Stock. Restricted Stock Units shall be paid in cash, Common Stock, other securities or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement. Except as otherwise determined by the Committee at or after grant, Restricted Stock Units may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of, and all Restricted Stock Units and all rights of the grantee to such Restricted Stock Units shall terminate, without further obligation on the part of the Company, unless the grantee remains in continuous employment of the Company for the entire restricted period in relation to which such Restricted Stock Units were granted and unless any other restrictive conditions relating to the Restricted Stock Unit Award are met. Except as otherwise provided in the Plan or the applicable Award Agreement, a Participant shall have no rights of a stockholder with respect to Restricted Stock Units.

ARTICLE VIII.
PERFORMANCE AWARDS

8.1 *Grant.* The Committee shall have sole and complete authority to determine the Participants who shall receive Performance Awards, which shall consist of a right that is (i) denominated in cash or Common Stock (including but not limited to Restricted Stock and Restricted Stock Units), (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

8.2 *Terms and Conditions.* Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award, and may amend specific provisions of the Performance Award; provided, however, that such amendment may not adversely affect existing Performance Awards made within a performance period commencing prior to implementation of the amendment.

8.3 *Payment of Performance Awards.* Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Committee, on a deferred basis. Notwithstanding the foregoing, the Committee may in its discretion, waive any performance goals and/or other terms and conditions relating to a Performance Award. A Participant's rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Committee may determine at or after grant.

8.4 *Termination of Service.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Awards following such Participant's Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the applicable Award Agreement, need not be uniform among all such Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for the termination of employment.

8.5 *Provisions Applicable To Covered Officers And Performance Awards.* Notwithstanding anything in the Plan to the contrary, unless the Committee determines that a Performance Award to be granted to a Covered Officer should not qualify as "performance-based compensation" for purposes of Section 162(m), Performance Awards granted to Covered Officers shall be subject to the terms and provisions of this Section 8.5. Accordingly, unless otherwise determined by the Committee, if any provision of the Plan or any Award Agreement relating to such an Award does not comply or is inconsistent with Section 162(m), such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee discretion to increase the amount of compensation otherwise payable to a Covered Officer in connection with any such Award upon the attainment of the performance criteria established by the Committee.

(a) The Committee may grant Performance Awards to Covered Officers based solely upon the attainment of performance targets related to one or more performance goals selected by the Committee from among the goals specified below. For the purposes of this Section 8.5, performance goals shall be limited to one or more of the following Company, Subsidiary, operating unit, business segment or division financial performance measures:

(i) earnings before interest, taxes, depreciation and/or amortization;
(ii) operating income or profit;
(iii) operating efficiencies;
(iv) return on equity, assets, capital, capital employed or investment;
(v) net income;
(vi) earnings (gross, net, pre-tax, after tax or per share);
(vii) utilization;
(viii) gross or net profit margins;
(ix) stock price or total stockholder return;
(x) customer growth or sales;
(xi) debt reduction;
(xii) revenue;
(xiii) market share;
(xiv) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals or goals relating to acquisitions or divestitures; or
(xv) any combination thereof.

Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company or any Subsidiary, operating unit, business segment or division of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' equity and/or Shares outstanding, or to assets or net assets. The Committee may appropriately adjust any evaluation of performance under criteria set forth in this Section 8.5(a) to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year.

(b) With respect to any Covered Officer, the maximum annual number of shares of Common Stock in respect of which all Performance Awards may be granted under Article VIII of the Plan is 1,500,000 and the maximum amount of all Performance Awards that are settled in cash and that may be granted under this Article VIII in any year is $5,000,000.

(c) To the extent necessary to comply with Section 162(m), with respect to grants of Performance Awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period. Following the completion of each performance period, the Committee shall certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to Covered Officers for such performance period. In determining the amount earned by a Covered Officer for a given performance period, subject to any applicable Award Agreement, the Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant in its sole discretion to the assessment of individual or corporate performance for the performance period.

ARTICLE IX.
OTHER STOCK-BASED AWARDS

The Committee shall have the authority to determine the Participants who shall receive Other Stock-Based Awards, which shall consist of any right that is (i) not an Award described in Sections 6, 7 or 8 above and (ii) an Award of Common Stock or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock (including, without limitation, securities convertible into Common Stock), as deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award.

ARTICLE X.
TERM; AMENDMENTS

10.1 *Term.* The Plan, as amended and restated, shall be effective from the date that this amended and restated Plan is approved by the Board. Unless sooner terminated by action of the Board, the Plan will terminate on the date that is ten years after the date this amended and restated Plan is approved by the Board, but Awards granted before that date will continue to be effective in accordance with their terms and conditions.

10.2 *Amendment or Discontinuance.* Subject to the limitations set forth in this Article X, the Board may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; provided, however, that no amendment which requires stockholder approval in order for the Plan and Awards made under the Plan to continue to comply with Sections 162(m), 421, and 422 of the Code, including any successors to such Sections, shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon. Except as otherwise provided in any existing Award Agreement, any such amendment shall, to the extent deemed necessary or advisable by the

Committee, be applicable to any outstanding Awards theretofore granted under the Plan. Except as otherwise provided in any Award Agreement, in the event of any such amendment to the Plan, the holder of any Award outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto. Notwithstanding anything contained in this Plan to the contrary, unless required by law, no action contemplated or permitted by this Article X shall adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Incentive theretofore granted under the Plan without the consent of the affected Participant.

ARTICLE XI.
CAPITAL ADJUSTMENTS

In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event affects the Common Stock, then the Committee shall in an equitable and proportionate manner, as determined by the Committee (and, as applicable, in such manner as is consistent with Sections 162(m), 422 and 409A of the Code and the regulations thereunder) in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, adjust any or all of the (i) the number of shares and type of Common Stock (or the securities or property) which thereafter may be made the subject of Awards, (ii) the number of shares and type of Common Stock (or other securities or property) subject to outstanding Awards, (iii) the number of shares and type of Common Stock (or other securities or property) specified as the annual per-participant limitations under Sections 6.8 and 8.5(b) of the Plan, (iv) the Option Price of each outstanding Award, and (v) the number of or Grant Price of shares of Common Stock then subject to outstanding SARs previously granted and unexercised under the Plan to the end that the same proportion of the Company's issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate Grant Price; provided however, that the number of shares of Common Stock (or other securities or property) subject to any Award shall always be a whole number. In lieu of the foregoing, if deemed appropriate, the Committee may make provision for a cash payment to the holder of an outstanding Award, except as may otherwise be provided in an applicable Award Agreement. Such adjustments shall be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject. No adjustment or cash payment will be required under this Article XI for the issuance of Common Stock for such consideration, not less than the par value of the Common Stock, as may be determined from time to time by the Board to be fair consideration.

Upon the occurrence of any such adjustment or cash payment, the Company shall provide notice to each affected Participant of its computation of such adjustment or cash payment which shall be conclusive and shall be binding upon each such Participant.

ARTICLE XII.
RECAPITALIZATION, MERGER AND CONSOLIDATION

12.1 *No Effect on Company's Authority*. The existence of this Plan and Awards granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure and its business, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

12.2 *Conversion of Awards Where Company Survives*. Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any Award granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the Award would have been entitled.

12.3 *Exchange or Cancellation of Incentives Where Company Does Not Survive*. In the event of any merger, consolidation or share exchange which is a Change of Control in which the Company does not survive, there may be substituted for each share of Common Stock subject to the unexercised portions of outstanding Options or SARs, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Options or SARs to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms.

Notwithstanding the foregoing, however, all Stock Options or SARs may be canceled by the Company, in its sole discretion, as of the effective date of any merger, consolidation or share exchange which is a Change of Control in which the Company does not survive, by either:

(a) giving notice to each holder thereof or his personal representative of its intention to cancel such Stock Options or SARs and permitting the purchase during the thirty (30) day period next preceding such effective date of any or all of the shares subject to such outstanding Stock Options or SARs, including, in the Board's discretion, some or all of the shares as to which such Stock Options or SARs would not otherwise be vested and exercisable; or

(b) paying the holder thereof an amount equal to a reasonable estimate of the difference between the net amount per share payable in such transaction or as a result of such transaction, and the exercise price per share of such Option (hereinafter the "Spread"), multiplied by the number of shares subject to the Option. In cases where the shares constitute, or would after exercise, constitute Restricted Stock, the Company, in its discretion, may include some or all of those shares in the calculation of the amount payable hereunder. In estimating the Spread, appropriate adjustments to give effect to the existence of the Options shall be made, such as deeming the Options to have been exercised, with the Company receiving the exercise price payable thereunder, and treating the shares receivable upon exercise of the Options as being outstanding in determining the net amount per share. In cases where the proposed transaction consists of the acquisition of assets of the Company, the net amount per share shall be calculated on the basis of the net amount receivable with respect to shares of Common Stock upon a distribution and liquidation by the Company after giving effect to expenses and charges, including but not limited to taxes, payable by the Company before such liquidation could be completed.

(c) An Option or SAR that by its terms would be vested and exercisable upon a Change in Control will be considered vested and exercisable for purposes of Section 12.3(a) hereof.

ARTICLE XIII.
LIQUIDATION OR DISSOLUTION

Subject to Section 12.3 hereof, in case the Company shall, at any time while any Award under this Plan shall be in force and remain unexpired, (i) sell all or substantially all of its property, or (ii) dissolve, liquidate, or wind up its affairs, then each Participant shall be entitled to receive, in lieu of each share of Common Stock of the Company which such Participant would have been entitled to receive under the Awards, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock of the Company. If the Company shall, at any time prior to the expiration of any Award, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such) then in such event the purchase price, if any, Option Prices or Grant Prices then in effect with respect to each Option or SAR shall be reduced, on the payment date of such distribution, in proportion to the percentage reduction in the tangible book value of the shares of the Company's Common Stock (determined in accordance with generally accepted accounting principles) resulting by reason of such distribution.

ARTICLE XIV.
INCENTIVES IN SUBSTITUTION FOR INCENTIVES GRANTED BY OTHER ENTITIES

Awards may be granted under the Plan from time to time in substitution for similar instruments held by employees or directors of a corporation, partnership, or limited liability company who become or are about to become Employees or Outside Directors of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company, the acquisition by the Company of equity of the employing entity, or any other similar transaction pursuant to which the Company becomes the successor employer. The terms and conditions of the Substitute Awards so granted may vary from the terms and conditions set forth in this Plan to such extent as the Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the Awards in substitution for which they are granted.

ARTICLE XV.
MISCELLANEOUS PROVISIONS

15.1 *Investment Intent.* The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Awards granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.

15.2 *Nonpublicly Traded Common Stock.* In the event a Participant receives, as Restricted Stock or pursuant to the exercise of a Stock Option, shares of Common Stock that are Nonpublicly Traded, the Committee may impose restrictions and conditions on the transfer or other disposition of those shares. The restrictions and conditions may be reflected in the Award Agreement or in a separate stockholders' agreement.

15.3 *No Right to Continued Employment.* Neither the Plan nor any Awards granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

15.4 *Indemnification of Board and Committee.* No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board and the Committee, each officer of the Company, and each Employee of the Company acting on behalf of the Board or the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

15.5 *Effect of the Plan.* Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein. The terms and conditions of Awards need not be the same with respect to each Participant. Nothing contained in the Plan shall prevent the Company or any Subsidiary from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards or other types of Awards provided for hereunder.

15.6 *Compliance With Other Laws and Regulations.* Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Common Stock under any Award if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded; and, as a condition of any sale or issuance of shares of Common Stock under an Award, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Awards hereunder, and the obligation of the Company to sell and deliver shares of

Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

15.7 *Tax Requirements.* The Company shall have shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any other compensation or other amount owing to a Participant, the amount (in cash, Common Stock, other securities, other Awards or other property) of any applicable withholding or other tax-related obligations in respect of an Award, its exercise or any other transaction involving an Award, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Participant receiving shares of Common Stock issued under the Plan shall be required to pay the Company the amount of any taxes which the Company is required to withhold with respect to such shares of Common Stock. Such payments shall be required to be made prior to the delivery of any certificate representing such shares of Common Stock. Such payment may be made (i) by the delivery of cash to the Company in an amount that equals or exceeds (to avoid the issuance of fractional shares under (iii) below) the required tax withholding obligation of the Company; (ii) if the Company, in its sole discretion, so consents in writing, the actual delivery by the exercising Participant to the Company of shares of Common Stock previously owned by the Participant, which shares so delivered have an aggregate Fair Market Value that equals or exceeds (to avoid the issuance of fractional shares under (iii) below) the required tax withholding payment; (iii) if the Company, in its sole discretion, so consents in writing, the Company's withholding of a number of shares to be delivered upon the exercise, vesting or other payment of an Award, which shares so withheld have an aggregate fair market value that equals (but does not exceed) the required tax withholding payment; or (iv) any combination of (i), (ii), or (iii). Notwithstanding the foregoing, in the event of an assignment of a Nonqualified Stock Option or SAR pursuant to Section 15.8, the Participant who assigns the Nonqualified Stock Option or SAR shall remain subject to withholding taxes upon exercise of the Nonqualified Stock Option or SAR by the transferee to the extent required by the Code or the rules and regulations promulgated thereunder.

15.8 *Assignability.* Incentive Stock Options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant's legally authorized representative, and each Award Agreement in respect of an Incentive Stock Option shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the Option. The Committee may waive or modify any limitation contained in this Section 15.8 that is not required for compliance with Section 422 of the Code.

Except as otherwise provided herein, Nonqualified Stock Options and SARs may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution. The Committee may, in its discretion, authorize all or a portion of a Nonqualified Stock Option or an SAR granted to a Participant to be on terms which permit transfer by such Participant to (i) the spouse (or former spouse), children or grandchildren of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members or entities described in (iv) below, (iii) a partnership in which the only partners are (1) such Immediate Family Members and/or (2) entities which are controlled by Immediate Family Members, (3), (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the Award Agreement pursuant to which such Nonqualified Stock Option or SAR is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section 15.8, and (z) subsequent transfers of transferred Nonqualified Stock Options or SARs shall be prohibited except those by will or the laws of descent and distribution.

Following any transfer, any such Nonqualified Stock Option or SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Articles VIII, X, XI, XIII and XV hereof the term "Participant" shall be deemed to include the transferee. The events of Termination of Service shall continue to be applied with respect to the original Participant, following which the Nonqualified Stock Options and SARs shall be exercisable, if at all, by the transferee only to the extent and for the periods specified in the Award Agreement. The Committee and the Company shall have no obligation to inform any transferee of a Nonqualified Stock Option or an SAR of any expiration, termination, lapse or acceleration of such Stock Option or SAR. The Company shall have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under a Nonqualified Stock Option or SAR that has been transferred by a Participant under this Section 15.8.

15.9 *Dividend Equivalents.* In the sole and complete discretion of the Committee, an Award may provide the Participant with dividends or dividend equivalents, payable in cash, Common Stock, other securities or other property on a current or deferred basis. All dividend or dividend equivalents which are not paid currently may, at the Committee's discretion, accrue interest, be reinvested into additional Common Stock, or, in the case of dividends or dividend equivalents credited in connection with Performance Awards, be credited as additional Performance Awards and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award. The total number of Shares available for grant under Article V shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Common Stock or credited as Performance Awards.

15.10 *No Guarantee of Favorable Tax Treatment.* Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local or foreign law. The Company shall not be liable to any Participant for any tax, interest, or penalties that Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

15.11 *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Subsidiary pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Subsidiary.

15.12 *Severability.* If any provision of the Plan or any Award is, or becomes, or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

15.13 *Use of Proceeds.* Proceeds from the sale of shares of Common Stock pursuant to Incentives granted under this Plan shall constitute general funds of the Company.

15.14 *Legend.* Each certificate representing shares of Restricted Stock issued to a Participant shall bear the following legend, or a similar legend deemed by the Company to constitute an appropriate notice of the provisions hereof (any such certificate not having such legend shall be surrendered upon demand by the Company and so endorsed):

On the face of the certificate:

"Transfer of this stock is restricted in accordance with conditions printed on the reverse of this certificate."

On the reverse:

"The shares of stock evidenced by this certificate are subject to and transferable only in accordance with that certain First Acceptance Corporation Long Term Incentive Plan (the "Plan"), a copy of which is on file at the principal office of the Company in Nashville, Tennessee. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Plan. By acceptance of this certificate, any holder, transferee or pledgee hereof agrees to be bound by all of the provisions of said Plan."

The following legend shall be inserted on a certificate evidencing Common Stock issued under the Plan if the shares were not issued in a transaction registered under the applicable federal and state securities laws:

"Shares of stock represented by this certificate have been acquired by the holder for investment and not for resale, transfer or distribution, have been issued pursuant to exemptions from the registration requirements of applicable state and federal securities laws, and may not be offered for sale, sold or transferred other than pursuant to effective registration under such laws, or in transactions otherwise in compliance with such laws, and upon evidence satisfactory to the Company of compliance with such laws, as to which the Company may rely upon an opinion of counsel satisfactory to the Company."

A copy of this Plan shall be kept on file in the principal office of the Company in Nashville, Tennessee.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2009

Commission file number 001-12117

FIRST ACCEPTANCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**75-1328153**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3322 West End Ave. Ste. 1000, Nashville, Tennessee	**37203**
(Address of principal executive offices)	*(Zip Code)*

(615) 844-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of exchange on which registered
Common Stock, $.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, based on the closing price of these shares on the New York Stock Exchange on December 31, 2008, was $48,616,888. For the purposes of this disclosure only, the registrant has assumed that its directors, executive officers and beneficial owners of 5% or more of the registrant's common stock are affiliates of the registrant.

As of September 10, 2009, there were 48,311,873 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

All of the information called for by Part III of this report is incorporated by reference to the Definitive Proxy Statement for our 2009 Annual Meeting of Shareholders, which will be held on November 17, 2009.

FIRST ACCEPTANCE CORPORATION 10-K

Index to Annual Report on Form 10-K

PART I

Item 1. Business

General

First Acceptance Corporation (the "Company," "we" or "us") is a retailer, servicer and underwriter of non-standard personal automobile insurance based in Nashville, Tennessee. We currently write non-standard personal automobile insurance in 12 states and are licensed as an insurer in 13 additional states. Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type, and in most instances who are required by law to buy a minimum amount of automobile insurance. As of September 1, 2009, we leased and operated 418 retail locations, staffed with employee-agents. Our employee-agents exclusively sell non-standard automobile insurance products underwritten by us.

Our Business Strategy

As a provider of non-standard personal automobile insurance, we have adhered to a focused business model and disciplined execution of our operating strategy. Our business model includes the following core strategies:

- ***Integrated Operations***. To meet the preference of our customers for convenient, personal service, we have integrated the retail distribution, underwriting and service functions of personal automobile insurance into one system. By doing so, we are able to provide prompt and personal service to meet effectively the insurance needs of our customers, while capturing revenue that would otherwise be shared with several participants under a traditional, non-integrated insurance business model. Our integrated model is supported by both point of sale agency and back office systems.

- ***Extensive Office Network***. We emphasize the use of employee-agents as the cornerstone of our customer relationship. We believe our customers value face-to-face contact, speed of service and convenient locations. Consequently, we train our employee-agents to cultivate client relationships and utilize real-time service and information enabled by our information systems. As of September 1, 2009, we leased and operated 418 retail locations staffed with our employee-agents and located strategically in geographic markets to reach and service our customers.

- ***Favorable Customer Payment Plans***. Our customers can initiate insurance coverage with a modest down payment. Any remaining premium is paid in monthly installments over the term of the policy. We believe this modest initial payment and favorable payment plan is a major factor in meeting the market demand for low monthly insurance payments.

- ***Effective Sales and Marketing***. We build brand recognition and generate valuable sales leads through the use of local print advertising (including the Yellow Pages®), television and radio advertising, direct mailings and a broad network of retail locations.

- ***Efficient Systems***. We have developed systems that enable timely and efficient communication and data sharing among the various segments of our integrated operations. All of our retail locations transmit information directly to our central data center where policy information, customer profiles, risk assessment and underwriting criteria are maintained in our database.

Our Business Model

We believe our operations benefit from our ability to identify and satisfy the needs of our target customers and eliminate many of the inefficiencies associated with a traditional automobile insurance model. We have developed our business model by drawing on significant experience in the automobile insurance industry. We are a vertically integrated business that acts as the agency, servicer and underwriter of non-standard personal automobile insurance. We own three insurance company subsidiaries: First Acceptance Insurance Company, Inc. ("FAIC"),

First Acceptance Insurance Company of Georgia, Inc. ("FAIC-GA") and First Acceptance Insurance Company of Tennessee, Inc. ("FAIC-TN"). Our retail locations are staffed with employee-agents who exclusively sell automobile insurance policies underwritten by us. Our vertical integration, combined with our conveniently located retail locations, enables us to control the point of sale and to retain significant revenue that would otherwise be lost in a traditional, non-integrated insurance business model. We generate additional revenue by fully servicing our book of business, which often allows us to collect policy, billing and other fees.

Our strategy is to offer customers automobile insurance with low down payments, competitive equal monthly payments, convenient locations and a high level of personal service. This strategy makes it easier for our customers to obtain automobile insurance, which is legally mandated in the states in which we currently operate. We accept customers for our insurance who have previously terminated coverage provided by us without imposing any additional requirements on such customers. Currently, our policy renewal rate (the percentage of policies that are renewed after completion of the full uninterrupted policy term) is approximately 37%, which, due to the payment patterns of our customers, is lower than the average renewal rate of standard personal automobile insurance providers. We are able to accept a low down payment because we process all business through our centralized information systems. Our business model and systems allow us to issue policies efficiently and, when necessary, cancel them to minimize the potential for credit loss while adhering to regulatory cancellation notice requirements.

In addition to a low down payment and competitive monthly rates, we offer customers valuable face-to-face contact and speed of service as many of our customers prefer not to purchase a new automobile insurance policy via the internet or over the telephone. Substantially all of our customers make their payments at our retail locations. For these consumers, our employee-agents are not only the face of the Company, but also the preferred interface for buying insurance.

Our ability to process business quickly and accurately gives us an advantage over more traditional insurance companies that produce business using independent agents. Our policies are issued at the point of sale, and applications are processed in two business days, as opposed to the two or more weeks that is often typical in the automobile insurance industry. The traditional non-standard personal automobile insurance model typically involves interaction and paperwork exchange between the insurance company, independent agent and premium finance provider. This complicated interaction presents numerous opportunities for miscommunication, delays or lost information. Accordingly, we believe that some of our competitors who rely on the traditional independent agency model cannot match our efficiency in serving our customer base.

We believe that another distinct advantage of our model over the traditional independent agency approach is that our employee-agents offer a single non-standard insurance product compared with many products from multiple insurance companies. The typical independent agent selling non-standard personal automobile insurance generally has multiple non-standard insurance companies and premium finance sources from which to quote based on agent commission, price and other factors. This means that insurance companies using the independent agent model must compete to provide the most attractive agent commissions and absolute lowest prices to encourage the independent agent to sell their product. Our employee-agents sell our non-standard automobile insurance products exclusively. Therefore, we do not have to compete for the attention of those distributing our product on the basis of agent commissions, price or other factors.

Personal Automobile Insurance Market

Personal automobile insurance is the largest line of property and casualty insurance in the United States with, according to A.M. Best, an estimated market size of $164 billion in premiums earned for the year ended December 31, 2008. Personal automobile insurance provides drivers with coverage for liability to others for bodily injury and property damage and for physical damage to the driver's vehicle from collision and other perils.

The market for personal automobile insurance is generally divided into three product segments: non-standard, standard and preferred insurance. We believe that the premiums earned in the non-standard automobile insurance market segment in the United States represent between 15% and 25% of the total personal automobile insurance market. Non-standard personal automobile insurance is designed to be attractive to drivers who prefer to purchase only the minimum amount of coverage required by law or to minimize the required payment during each payment period.

Our Products

Our core business involves issuing automobile insurance policies to individuals who are categorized as "non-standard," based primarily on their inability or unwillingness to obtain insurance coverage from standard carriers due to various factors, including their need for monthly payment plans, failure to maintain continuous insurance coverage or driving record. We believe that a majority of our customers seek non-standard insurance due to their failure to maintain continuous coverage or their need for affordable monthly payments, rather than as a result of poor driving records. The majority of our customers purchase the minimum amount of coverage required by law.

At June 30, 2009, the average six-month premium on our policies in force was $634. We allow most customers to pay for their insurance with an initial down payment and five equal monthly installments, which includes a billing fee. We believe that our target customers prefer lower down payments and level monthly payments over the payment options traditionally offered by other non-standard providers. Because our centralized information systems enable us to control all aspects of servicing our insurance policies, we can generally cancel the policy of a customer who fails to make a payment without incurring a credit loss, while remaining within applicable regulatory cancellation guidelines.

We use a single "product template" as the basis for our rates, rules and forms. Product uniformity simplifies our business and allows speed to market when entering a new state, modifying an existing program or introducing a new program. In addition, our retail agents, underwriters and claims adjusters only need to be trained in one basic set of underwriting guidelines and one basic automobile policy. Programming and systems maintenance are also simplified because we have one basic product.

In addition to non-standard personal automobile insurance, we also offer our customers optional products that provide ancillary reimbursements and benefits in the event of an automobile accident. Those products generally provide reimbursements for medical expenses and hospital stays as a result of injuries sustained in an automobile accident, automobile towing and rental, bail bond premiums and ambulance services.

Our Strategy

During the 2008 and 2009 fiscal years, our business and the non-standard personal automobile insurance industry were negatively impacted by the difficult economic conditions that adversely impacted our customers. We believe that many of our customers made the financial decision to either (i) reduce their insurance coverage to include only the mandatory coverage required by law or (ii) not purchase any insurance coverage despite the legal requirement to do so. As a result, we did not enter into any new markets during fiscal year 2008 or 2009 and focused our strategy on maintaining business in our existing markets. We sought to maintain or increase the number of customers in our existing markets through advertising campaigns and retention marketing efforts. In the future, we may explore growth opportunities by expanding into new geographic markets through opening new retail locations, pursuing selective acquisitions, including acquisitions of local agencies who write non-standard automobile insurance for other insurance companies, and introducing additional insurance products. We anticipate that the current difficult economic conditions will continue to impact our customers and our business during fiscal year 2010.

Competition

The non-standard personal automobile insurance business is highly competitive. We believe that our primary competition comes not only from national companies or their subsidiaries, but also from non-standard insurers and independent agents that operate in specific regions or states. We compete against other vertically integrated insurance companies and independent agencies that market insurance on behalf of a number of insurers. We compete with these other insurers on factors such as initial down payment, availability of monthly payment plans, price, customer service and claims service. We believe that our significant competitors are the Berkshire Hathaway insurance group (which includes GEICO), the Bristol West insurance group, the Direct General insurance group, the Infinity insurance group, the Affirmative insurance group, the Progressive insurance group, the Safe Auto insurance group, the Permanent General insurance group, and the AIG insurance group.

Marketing and Distribution

Our marketing strategy is based on promoting brand recognition of our product and encouraging prospective customers to visit one of our retail locations. Our primary advertising strategy combines local print media advertising, such as the Yellow Pages®, with low-cost television and radio advertising. We market our business under the name "Acceptance Insurance" in all areas except in the Chicago-area, where we use the names "Yale Insurance" and "Insurance Plus."

We primarily distribute our products through our retail locations. We believe the local office concept is attractive to most of our customers, as they desire the face-to-face assistance they cannot receive via the internet or over the telephone. Our advertisements promote local phone numbers that are answered at either the local retail office or one of our regional customer service centers, which are located in Nashville, Tennessee and Chicago, Illinois. We provide quotes over the telephone highlighting our low down payment and monthly payments, and direct prospective customers to the nearest local retail office to complete an application. The entire sales process can be completed at the local retail office where the down payment is collected and a policy issued. Future payments can be made either at the local office, by telephone, or mailed to our Nashville customer service center.

Underwriting and Pricing

Our underwriting and rating systems are fully automated, including on-line driving records, where available. We believe that our underwriting and pricing systems provide a competitive advantage to us because they give us the ability to capture relevant pricing information, improve efficiencies, increase the accuracy and consistency of underwriting decisions and reduce training costs.

We set premium rates based on the specific type of vehicle and the driver's age, gender, marital status, driving experience and location. We review loss trends in each of the states in which we operate to identify changes in the frequency and severity of accidents and to assess the adequacy of our rates and underwriting standards. We adjust rates periodically, as necessary, and as permitted by applicable regulatory authorities, to maintain or improve underwriting results in each market.

Claims Handling

Non-standard personal automobile insurance customers generally have a higher frequency of claims than preferred and standard personal automobile insurance customers. We focus on controlling the claims process and costs, thereby limiting losses, by internally managing the entire claims process. We strive to promptly assess claims, manage against fraud, and identify loss trends and capture information that is useful in establishing loss reserves and determining premium rates. Our claims process is designed to promote expedient, fair and consistent claims handling, while controlling loss adjustment expenses.

As of June 30, 2009, our claims operation included adjusters, appraisers, re-inspectors, special investigators and claims administrative personnel. We conduct our claims operations out of our Nashville office and through regional claims offices in Tampa, Florida and Chicago, Illinois. Our employees handle all claims from the initial report of the claim until the final settlement. We believe that directly employing claims personnel, rather than using independent contractors, results in improved customer service, lower loss payments and lower loss adjustment expenses. In territories where we do not believe a staff appraiser would be cost-effective, we utilize the services of independent appraisers to inspect physical damage to automobiles. The work of independent appraisers is supervised by regional staff appraisal managers.

While we are strongly committed to settling promptly and fairly the meritorious claims of our customers and claimants, we are equally committed to defending against non-meritorious claims. Litigated claims and lawsuits are primarily managed by one of our specially trained litigation adjusters. Suspicious claims are referred to a special investigation unit. When a dispute arises, we seek to minimize our claims litigation defense costs by attempting to negotiate flat-fee representation with outside counsel specializing in automobile insurance claim defense. We believe that our efforts to obtain high quality claims defense litigation services at a fixed or carefully controlled cost have helped us control claims losses and expenses.

Loss and Loss Adjustment Expense Reserves

Automobile accidents generally result in insurance companies making payments (referred to as "losses") to individuals or companies to compensate for physical damage to an automobile or other property and/or an injury to a person. Months and sometimes years may elapse between the occurrence of an accident, report of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of losses that will be paid for accidents reported to them, which are referred to as case reserves. As accidents are not always reported promptly, insurers estimate incurred but not reported, or "IBNR," reserves to cover expected losses for accidents that have occurred, but have not been reported to the insurer. Insurers also incur expenses in connection with the handling and settling of claims that are referred to as "loss adjustment expenses" and record a liability for the estimated costs to settle their expected unpaid losses.

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all unpaid losses, both case reserves and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of the cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience. We also consider other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. We review our loss and loss adjustment expense reserve estimates on a quarterly basis and adjust those reserves each quarter to reflect any favorable or unfavorable development as historical loss experience develops or new information becomes known.

We experienced rapid and significant growth in prior years, primarily as a result of expansion into new markets. Estimating our reserves for new markets was more difficult relative to estimating our reserves in our larger, more mature markets. In new markets, we initially established our reserves using our loss experience from other states that we perceived as being similar. As our historical loss experience in new markets developed, we revised our estimates accordingly. As a result, we experienced volatility in our incurred loss and loss adjustment expense for certain of these markets, the effect of which impacted our results of operations and financial condition in prior years.

We periodically review our methods of establishing case and IBNR reserves and update them if necessary. Our actuarial staff, which includes a fully-credentialed actuary, reviews our reserves and loss trends on a quarterly basis. We believe that the liabilities that we have recorded for unpaid losses and loss adjustment expenses at June 30, 2009 are adequate to cover the final net cost of losses and loss adjustment expenses incurred through that date.

The following table sets forth the year-end reserves since we began operations as an insurance company following the 2004 acquisition of USAuto Holdings, Inc. ("USAuto") and the subsequent development of these reserves through June 30, 2009. The purpose of the table is to show a "cumulative deficiency or redundancy" for each year which represents the aggregate amount by which original estimates of reserves as of that year-end have changed in subsequent years. The top line of the table presents the net reserves at the balance sheet date for each of the years indicated. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all years that were unpaid at the balance sheet date, including the IBNR reserve as of the end of each successive year. The next portion of the table presents the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments since the end of the respective year. As more information becomes known about the payments and the frequency and severity of claims for individual years, the estimate changes accordingly. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves. Adverse loss development, which would be shown as a cumulative deficiency in the table, exists when the original reserve estimate is less than the re-estimated reserves. Information with respect to the cumulative development of gross reserves, without adjustment for the effect of reinsurance, also appears at the bottom portion of the table.

In evaluating the information in the table below, you should note that each amount entered incorporates the cumulative effect of all changes in amounts entered for prior periods. Conditions and trends that have affected the development of liability in the past may not necessarily recur in the future.

At June 30 (in thousands)	2004	2005	2006	2007	2008	2009
Net liability for loss and loss adjustment expense reserves, originally estimated	$ 18,137	$ 39,289	$ 61,521	$ 91,137	$ 101,148	$ 83,895
Cumulative amounts paid as of:						
One year later	13,103	28,024	51,420	68,196	62,964	
Two years later	16,579	34,754	61,627	84,095		
Three years later	17,795	37,025	64,986			
Four years later	18,472	37,802				
Five years later	18,743					
Liability re-estimated as of:						
One year later	17,781	37,741	65,386	89,738	89,766	
Two years later	17,244	38,226	68,491	92,860		
Three years later	16,973	37,484	67,100			
Four years later	17,978	38,289				
Five years later	18,900					
Net cumulative redundancy (deficiency)	(763)	1,000	(5,579)	(1,723)	11,382	
Gross liability – end of year	$ 30,434	$ 42,897	$ 62,822	$ 91,446	$ 101,407	$ 83,973
Reinsurance receivables	12,297	3,608	1,301	309	259	78
Net liability – end of year	$ 18,137	$ 39,289	$ 61,521	$ 91,137	$ 101,148	$ 83,895
Gross re-estimated liability – latest	$ 31,170	$ 41,600	$ 68,186	$ 93,182	$ 89,894	
Re-estimated reinsurance receivables – latest	12,270	3,311	1,086	322	128	
Net re-estimated – latest	$ 18,900	$ 38,289	$ 67,100	$ 92,860	$ 89,766	
Gross cumulative redundancy (deficiency)	$ (736)	$ 1,297	$ (5,364)	$ (1,736)	$ 11,513	

At June 30, 2009, we had $84.0 million of loss and loss adjustment expense reserves, which included $50.6 million in IBNR reserves and $33.4 million in case reserves. Through September 1, 2004, we maintained quota-share reinsurance, the run-off of which resulted in a reinsurance receivable of $0.1 million that is offset against the gross reserves of $84.0 million at June 30, 2009 in the above table. For a reconciliation of net loss and loss adjustment expense reserves from the beginning to the end of the year for the last three fiscal years, see Note 9 to our consolidated financial statements.

As reflected in the table above, on reserves as of June 30, 2008, we have experienced a favorable net reserve development of $11.4 million, which decreased our loss and loss adjustment expense reserves for prior accident years and increased our income before income taxes for the 2009 fiscal year. We believe that the favorable development for the year ended June 30, 2009 was due to lower than anticipated severity and frequency of accidents in the states in which we operate. In particular, we experienced better than anticipated results in our property damage coverage in Florida and Texas, bodily injury coverage in Alabama, physical damage coverage in Illinois and in all coverages in Georgia. We also believe that our improved claim handling practices and a higher than anticipated percentage of renewal policies to total policies had a favorable impact on the development of our loss and loss adjustment expense reserves as of June 30, 2008. We believe that customers who renew their policies generally tend to be a better class of drivers and thus contribute to an overall better loss and loss adjustment expense ratio.

Loss and loss adjustment expense reserve estimates were reviewed on a quarterly basis and adjusted each quarter to reflect any favorable or adverse development. Development assumptions were based upon historical accident quarters. We analyzed our reserves for each type of coverage, by state and for loss and loss adjustment expense separately to determine our loss and loss adjustment expense reserves. To determine the best estimate, we reviewed the results of five estimation methods, including the incurred development method, the paid development method, the incurred Bornhuetter-Ferguson method, the paid Bornhuetter-Ferguson method, and the counts/averages method for each set of data. In each quarterly review, we develop a point estimate for a subset of our business. We did not prepare separate point estimates for our entire business using each of the estimation methods. In determining our loss and loss adjustment expense reserves, we selected different estimation methods as appropriate for the various subsets of our business. The methods selected varied by coverage and by state, and considerations included the number and value of the case reserves for open claims, incurred and paid loss relativities, and suspected strengths and weaknesses for each of the procedures. Other factors considered in establishing reserves include assumptions regarding loss frequency and loss severity. We believe assumptions regarding loss frequency are reliable because injured parties generally report their claims in a reasonably short period of time after an accident. Loss severity is more difficult to estimate because severity is affected by changes in underlying costs, including medical costs, settlements or judgments, and regulatory changes.

Based upon the foregoing, we calculated a single point estimate of our net loss and loss adjustment expense reserves as of June 30, 2009. We believe that estimate is our best estimate of our loss and loss adjustment expense reserves at June 30, 2009. The loss and loss adjustment expense reserves in our consolidated financial statements for the fiscal year ended June 30, 2009 are equal to the estimate determined by our actuarial staff.

We believe that our estimate regarding changes in loss severity is the most significant factor that can potentially impact our IBNR reserve estimate. We believe that there is a reasonable possibility of increases or decreases in our estimated claim severities, with the largest potential changes occurring in the most recent accident years. An increase in loss severity of unpaid losses, ranging from 0.5% to 3% dependant upon the accident year, would result in adverse development of net loss and loss adjustment expense reserve levels at June 30, 2009 and a decrease in income before income taxes of approximately $8.1 million. Conversely, a comparable decrease in loss severity would result in favorable development of net loss and loss adjustment expense reserve levels at June 30, 2009 and an increase in income before income taxes of approximately $8.1 million.

Reinsurance

Reinsurance is an arrangement in which a company called a reinsurer agrees in a contract, often referred to as a treaty, to assume specified risks written by an insurance company, known as a ceding company, by paying the insurance company all or a portion of the insurance company's losses arising under specified classes of insurance policies. Insurance companies like us can use reinsurance to reduce their exposures, to increase their underwriting capacity and to manage their capital more efficiently. Through August 31, 2004, our insurance companies relied on quota-share reinsurance to maintain our exposure to loss at or below a level that was within the capacity of our capital resources. In quota-share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company's losses arising out of a defined class of business (for example, 50% of all losses arising from non-standard personal automobile insurance written in a particular state in a particular year) in exchange for a corresponding percentage of premiums, less a ceding commission as compensation for underwriting costs incurred by the ceding company.

Historically, our insurance companies ceded a portion of their non-standard personal automobile insurance premiums and losses to unaffiliated reinsurers in accordance with these contracts. Through August 2004, we had in place a quota-share treaty whereby we ceded approximately 50% of the premiums written by our insurance company subsidiaries. Effective September 2004, as a result of available liquidity to increase the statutory capital and surplus of our insurance company subsidiaries, we non-renewed our quota-share reinsurance treaty. Reinsurance receivables under these contracts are no longer a significant component of our business.

Although FAIC is licensed in Texas, some of our business there is currently written by a managing general agency subsidiary through a program with a county mutual insurance company and is assumed by us through 100% quota-share reinsurance.

Technology

The effectiveness of our business model depends in part on the effectiveness of our internally-developed information technology systems. Our information systems enable timely and efficient communication and data-sharing among the various segments of our integrated operations, including our retail locations, insurance underwriters and claims processors. We believe that this sharing capability provides us with a competitive advantage over many of our competitors, who must communicate with unaffiliated premium finance companies and with a large number of independent agents, many of whom use different recordkeeping and information systems that may not be fully compatible with the insurance company's systems.

Sales Office Automation. We have emphasized standardization and integration of our systems among our subsidiaries to facilitate the automated capture of information at the earliest point in the sales cycle. All of our retail locations transmit information directly to our central office where policy information is added to our systems. Our retail locations also have immediate access to current information on policies through a common network interface or through a distributed database downloaded from our central office. Our systems enable our retail locations to process new business, renewals and endorsements and issue policies, declaration pages and identification cards.

Payment Processing. Most of our customers visit our retail locations at least once a month to make a payment on their policies. System-generated receipts are required for all payments collected in our retail locations. Our retail locations generate balancing reports at the end of each day and bank deposits are made electronically through the use of check-imaging technology. Typically, payments are automatically applied to the applicable policies during the night following their collection in our retail locations. This results in fewer notices of intent to cancel being generated and fewer policies being canceled that would be reinstated if a customer's late payment is processed after cancellation. We believe that our payment processing methods reduce mailing costs and limit unwarranted policy cancellations.

Ratings

In January 2009, A.M. Best, which rates insurance companies based on factors of concern to policyholders, reaffirmed the ratings of our insurance company subsidiaries at "B (Fair)." The "B (Fair)" rating is the seventh highest rating amongst a scale of 15 ratings, which currently range from "A++ (Superior)" to "F (In Liquidation)." Publications of A.M. Best indicate that the "B (Fair)" rating is assigned to those companies that in A.M. Best's opinion have a fair ability to meet their ongoing obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance (if any), the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders, and are not recommendations to potential or current investors to buy, sell or hold our common stock.

Financial institutions and reinsurance companies sometimes use the A.M. Best ratings to help assess the financial strength and quality of insurance companies. The current ratings of our insurance company subsidiaries or their failure to maintain such ratings may dissuade a financial institution or reinsurance company from conducting business with us or increase our potential interest or reinsurance costs, respectively. We do not believe that the majority of our customers are motivated to purchase our products and services based on our A.M. Best rating.

Regulatory Environment

Insurance Company Regulation. We and our insurance company subsidiaries are regulated by governmental agencies in the states in which we conduct business and by various federal statutes and regulations. These state regulations vary by jurisdiction but, among other matters, usually involve:

- regulating premium rates and forms;
- setting minimum solvency standards;
- setting capital and surplus requirements;
- licensing companies, agents and, in some states, adjusters;
- setting requirements for and limiting the types and amounts of investments;
- establishing requirements for the filing of annual statements and other financial reports;
- conducting periodic statutory examinations of the affairs of insurance companies;
- requiring prior approval of changes in control and of certain transactions with affiliates;
- limiting the amount of dividends that may be paid without prior regulatory approval; and
- setting standards for advertising and other market conduct activities.

Required Licensing. We operate under licenses issued by various state insurance authorities. Such licenses may be of perpetual duration or periodically renewable, provided we continue to meet applicable regulatory requirements. The licenses govern, among other things, the types of insurance coverages and products that may be offered in the licensing state. Such licenses are typically issued only after an appropriate application is filed and prescribed criteria are met. All of our licenses are in good standing. Currently, we hold property and casualty insurance licenses in the following 25 states:

Alabama	Kansas	Pennsylvania
Arizona	Kentucky	South Carolina
Arkansas	Louisiana	Tennessee
Colorado	Mississippi	Texas
Florida	Missouri	Utah
Georgia	Nevada	Virginia
Illinois	New Mexico	West Virginia
Indiana	Ohio	
Iowa	Oklahoma	

As required by our current operations, we hold managing general agency licenses in Texas and Florida and motor club licenses in Mississippi and Tennessee. To expand into a new state or offer a new line of insurance or other new product, we must apply for and obtain the appropriate licenses.

Insurance Holding Company Regulation. We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which our insurance company subsidiaries conduct business. These regulations require that each insurance company in the holding company system register with the insurance department of its state of domicile and furnish information concerning the operations of companies in the holding company system which may materially affect the operations, management or financial condition of the insurers in the holding company domiciled in that state. We have insurance company subsidiaries that are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in each of these states similarly provide that all transactions among members of a holding company system be done at arm's length and be shown to be fair and reasonable to the regulated insurer. Transactions between insurance company subsidiaries and their parents and affiliates typically must be disclosed to the state regulators, and any material or extraordinary transaction requires prior approval of the applicable state insurance regulator. A change of control of a domestic insurer or of any controlling person requires the prior approval of the state insurance regulator. In general, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the domestic insurer. To the best of our knowledge, we are in compliance with the regulations discussed above.

Restrictions on Paying Dividends. We may at times rely on dividends from our insurance company subsidiaries to meet corporate cash requirements. State insurance regulatory authorities require insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer's capital and surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Prior approval from state insurance regulatory authorities is generally required in order for an insurance company to declare and pay extraordinary dividends. The payment of ordinary dividends is limited by the amount of capital and surplus available to the insurer, as determined in accordance with state statutory accounting practices and other applicable limitations. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. See Note 20 to our consolidated financial statements for a discussion of the ability of our insurance company subsidiaries to pay dividends.

Regulation of Rates and Policy Forms. Most states in which our insurance company subsidiaries operate have insurance laws that require insurance companies to file premium rate schedules and policy or coverage forms for review and approval. In many cases, such rates and policy forms must be approved prior to use. State insurance regulators have broad discretion in judging whether an insurer's rates are adequate, not excessive and not unfairly discriminatory. Generally, property and casualty insurers are unable to implement rate increases until they show that the costs associated with providing such coverage have increased. The speed at which an insurer can change rates in response to competition or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. There are three basic rate administration systems: (i) the insurer must file and obtain regulatory approval of the new rate before using it; (ii) the insurer may begin using the new rate and immediately file it for regulatory review; or (iii) the insurer may begin using the new rate and file it in a specified period of time for regulatory review. Under all three rating systems, the state insurance regulators have the authority to disapprove the rate subsequent to its filing. Thus, insurers who begin using new rates before the rates are approved may be required to issue premium refunds or credits to policyholders if the new rates are ultimately deemed excessive and disapproved by the applicable state insurance authorities. In some states there has historically been pressure to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. To the best of our knowledge, we are in compliance with all such applicable rate regulations.

Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by law in any one year vary between 1% and 2% of annual premiums written in that state. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liabilities. To date, we have not received any material unrecoverable assessments.

Investment Regulation. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limitations on the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's surplus and thus, its ability to write additional premiums and pay dividends. To the best of our knowledge, our insurance company subsidiaries are in compliance with all such investment regulations.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval requirements may restrict an insurer's ability to exit unprofitable markets. To the best of our knowledge, we are in compliance with all such laws and regulations.

Privacy Regulations. In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which protects consumers from the unauthorized dissemination of certain personal information. Subsequently, the majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. To the best of our knowledge, we are in compliance with all current privacy laws and regulations.

Licensing of Our Employee-Agents and Adjusters. All of our employees who sell, solicit or negotiate insurance are licensed, as required, by the state in which they work, for the applicable line or lines of insurance they offer. Our employee-agents generally must renew their licenses annually and adhere to minimum annual continuing education requirements. In certain states in which we operate, our insurance claims adjusters are also required to be licensed and are subject to annual continuing education requirements.

Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices which could indicate a general business practice. Unfair claims practices include, but are not limited to:

- misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;
- failing to acknowledge and act reasonably promptly upon communications regarding claims arising under insurance policies;
- failing to affirm or deny coverage of claims in a reasonable time after proof of loss statements have been completed;
- attempting to settle claims for less than the amount to which a reasonable person would have believed such person was entitled;
- attempting to settle claims on the basis of an application that was altered without notice to, knowledge or consent of the insured;
- making known to insureds or claimants a policy of appealing from arbitration awards in favor of insureds or claimants for the purpose of compelling them to accept settlements or compromises less than the amount awarded in arbitration;
- delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contain substantially the same information;
- failing to settle claims promptly, where liability has become reasonably clear, under one portion of the insurance policy coverage in order to influence settlements under other portions of the insurance policy coverage; and
- not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

We set business conduct policies and conduct regular training to ensure that our employee-adjusters and other claims personnel are aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes. To the best of our knowledge, we have not engaged in any unfair claims practices.

Quarterly and Annual Financial Reporting. We are required to file quarterly and annual financial reports with states utilizing statutory accounting practices that are different from U.S. generally accepted accounting principles, which reflect our insurance company subsidiaries on a going concern basis. The statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. For statutory financial information on our insurance company subsidiaries, see Note 20 to our consolidated financial statements included in this report.

Periodic Financial and Market Conduct Examinations. The state insurance departments that have jurisdiction over our insurance company subsidiaries conduct on-site visits and examinations of the insurers' affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Generally, these examinations are conducted every three to five years. If circumstances dictate, regulators are authorized to conduct special or target examinations of insurers, insurance agencies and insurance adjusting companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination. FAIC has been examined by the Tennessee Department of Commerce and Insurance for financial condition through December 31, 2001. (FAIC redomesticated from Tennessee to Texas in November 2006.) FAIC-GA has been examined by the Georgia Department of Insurance for financial condition through December 31, 2007. FAIC-TN received an organizational examination by the Tennessee Department of Commerce and Insurance as of December 4, 2006. An examination of FAIC for financial condition through December 31, 2007 is currently in process by the Texas Department of Insurance. During the fiscal year ended June 30, 2009, FAIC was examined for market conduct by the states of Missouri and Illinois. None of our insurance company subsidiaries have ever been the subject of a target examination.

Risk-Based Capital. In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners, or "NAIC," has adopted a formula and model law to implement risk-based capital, or "RBC," requirements designed to assess the minimum amount of statutory capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. RBC is used to set capital requirements based on the size and degree of risk taken by the insurer and taking into account various risk factors such as asset risk, credit risk, underwriting risk, interest rate risk and other relevant business risks. The NAIC model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital decreases relative to its risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. This calculation is performed on a calendar year basis, and at December 31, 2008, FAIC, FAIC-GA and FAIC-TN all maintained an RBC level that was in excess of an amount that would require any corrective actions on their part.

RBC is a comprehensive financial analysis system affecting nearly all types of licensed insurers, including our insurance company subsidiaries. It is designed to evaluate the relative financial condition of the insurer by application of a weighting formula to the company's assets and its policyholder obligations. The key RBC calculation is to recast total surplus, after application of the RBC formula, in terms of an authorized control level RBC. The authorized control level RBC is a number determined under the risk-based capital formula in accordance with certain RBC instructions. Once the authorized control level RBC is determined, it is contrasted against the company's total adjusted capital. A high multiple generally indicates stronger capitalization and financial strength, while a lower multiple reflects lesser capitalization and strength. Each state's statutes also create certain RBC multiples at which either the company or the regulator must take action. For example, there are four defined RBC levels that trigger different regulatory events. The minimum RBC level is called the company action level RBC and is generally defined as the product of 2.0 and the company's authorized control level RBC. Next is a regulatory action level RBC, which is defined as the product of 1.5 and the company's authorized control level RBC. Below the regulatory action level RBC is the authorized control level RBC. Finally, there is a mandatory control level RBC, which means the product of 0.70 and the company's authorized control level RBC.

As long as the company's total adjusted capital stays above the company action level RBC (i.e., at greater than 2.0 times the authorized control level RBC), regulators generally will not take any corrective action. However, if an insurance company's total adjusted capital falls below the company action level RBC, but remains above the regulatory action level RBC, the company is required to submit an RBC plan to the applicable state regulator(s) that identifies the conditions that contributed to the substandard RBC level and identifies a remediation plan to increase the company's total adjusted capital above 2.0 times its authorized control level RBC. If a company's total adjusted capital falls below its regulatory action level RBC but remains above its authorized control level RBC, then the regulator may require the insurer to submit an RBC plan, perform a financial examination or analysis on the company's assets and liabilities, and may issue an order specifying corrective action for the company to take to improve its RBC number. In the event an insurance company's total adjusted capital falls below its authorized control level RBC, the state regulator may require the insurer to submit an RBC plan or may place the insurer under regulatory supervision. If an insurance company's total adjusted capital were to fall below its mandatory control level RBC, the regulator is obligated to place the insurer under regulatory control, which could ultimately include, among other actions, administrative supervision, rehabilitation or liquidation.

At December 31, 2008, FAIC's total adjusted capital was 5.2 times its authorized control level RBC, requiring no corrective action on FAIC's part. Likewise, at December 31, 2008, FAIC-GA and FAIC-TN had total adjusted capital of 2.8 and 3.3, respectively, times their authorized control level RBC. As a part of its 2008 RBC calculation, FAIC-GA failed the "Trend Test" component as the litigation settlement expense it incurred in 2008 resulted in a combined ratio of 122% which exceeded the 120% threshold for this test. Excluding the litigation settlement expense, the 2008 combined ratio for FAIC-GA would have been 109%, and therefore would not have exceeded the threshold. On April 28, 2009, an explanation of this matter was provided to the Georgia Insurance Department. Since that date, no regulatory action has been taken, nor is any such action anticipated.

IRIS Ratios. The NAIC Insurance Regulatory Information System, or "IRIS," is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the defined range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound insurance companies to have several ratios with results outside the defined ranges.

As of December 31, 2008, FAIC had two IRIS ratios outside the defined range, FAIC-GA had five outside the defined range, and FAIC-TN had two outside the defined range as follows:

- Both FAIC and FAIC-GA had ratios above the defined threshold for the two-year overall operating ratio as their calculated ratios were above 100%. FAIC's ratio was 101% and was primarily attributable to an increase in its expense ratio for 2008 as a result of a decrease in net premiums written. FAIC-GA's ratio was 102% and was primarily the result of the $9.2 million litigation settlement expense recognized in 2008. Without this expense, FAIC-GA's ratio would have been 95.1%.

- Both FAIC-GA and FAIC-TN had ratios outside of the defined range for the gross change in policyholders surplus, which is between plus 50% and minus 10%. During the twelve months ended December 31, 2008, FAIC-GA and FAIC-TN reduced their policyholders surplus by 26% and 11%, respectively. FAIC-GA's surplus was reduced by approximately $6.4 million as a result of the after-tax litigation settlement expense. Without this charge, FAIC-GA's change would have only been minus 4%. FAIC-TN's surplus was reduced by $1.4 million as the result of paying a dividend during the year to its parent company. Without this payment, FAIC-TN's change would have been plus 3%. For these same reasons, both FAIC-GA and FAIC-TN had ratios (also minus 26% and minus 11%, respectively) outside of the defined range for the change in adjusted policyholders surplus, which is between plus 25% and minus 10%. The change in adjusted policyholders surplus excludes amounts related to paid in surplus.

- FAIC had a ratio outside the high end of the defined investment yield range as the calculated yield was above 6.5%. The calculated yield was 6.6% and was inflated as a result of the inclusion of dividends received during the year from FAIC-GA and FAIC-TN. Excluding these dividends, the calculated yield would have been 4.2%, which is above the low end of the defined investment yield range of 3%.

- FAIC-GA had a ratio outside of the defined threshold for net premiums written to policyholders surplus, which is 300%. FAIC-GA's ratio was 327% which included approximately $7.0 million in net premiums written related to the transfer of the beginning policy liabilities under an intercompany pooling agreement that was effected during 2008. Excluding the effect of this one-time transfer, FAIC-GA would have had a net premiums written to policyholders surplus ratio of 294%.

- FAIC-GA had a ratio of 20% which equaled the defined threshold for the two-year reserve development. This ratio was primarily the result of continued adverse development on FAIC-GA's 2006 accident year loss and loss adjustment expense reserves. In 2007, FAIC-GA recorded $3.8 million in adverse development as a result of an unanticipated increase in severity related to Bodily Injury and Property Damage losses. In 2008, additional development of $1.0 million was recorded on this accident year.

These IRIS results were provided to regulators on February 27, 2009. Since that date, no regulatory action has been taken, nor is any such action anticipated.

Employees

As of June 30, 2009, we had approximately 1,175 employees. Our employees are not covered by any collective bargaining agreements.

Available Information

We file reports with the United States Securities and Exchange Commission ("SEC"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other reports from time to time. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at www.sec.gov that contains our reports, proxy and information statements, and other information filed electronically. These website addresses are provided as inactive textual references only, and the information provided on those websites is not part of this report and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Internet Website

We maintain an internet website at the following address: www.firstacceptancecorp.com. The information on the Company's website is not incorporated by reference in this Annual Report on Form 10-K. We make available on or through our website certain reports and amendments to those reports that we file with, or furnish to, the SEC in accordance with the Securities Exchange Act of 1934, as amended. These include our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and any amendments to these reports. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Item 1A. Risk Factors

Our loss and loss adjustment expenses may exceed our reserves, which would adversely impact our results of operations and financial condition.

We establish reserves for the estimated amount of claims under terms of the insurance policies underwritten by our insurance company subsidiaries. The amount of the reserves is determined based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process due to a number of factors, including the difficulty in predicting the frequency and severity of claims, the rate of inflation, the rate and direction of changes in trends, ongoing interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and broader theories of liability. Any changes in claims settlement practices can also lead to changes in loss payment patterns, which are used to estimate reserve levels. Our ability to accurately estimate our loss and loss adjustment expense reserves may be made more difficult by rapid growth or entry into new markets. If our reserves prove to be inadequate, we will be required to increase our loss reserves and the amount of any such increase would reduce our income in the period that the deficiency is recognized. The historic development of reserves for loss and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Consequently, our actual losses could materially exceed our loss reserves, which would have a material adverse effect on our results of operations and financial condition.

Our results may fluctuate as a result of cyclical changes in the non-standard personal automobile insurance industry.

The non-standard personal automobile insurance industry is cyclical in nature. Likewise, adverse economic conditions impact our customers and many will choose to reduce their coverage or go uninsured during a weak economy. In the past, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. If new competitors enter the market, existing competitors may attempt to increase market share by lowering rates. Such conditions could lead to reduced prices, which would negatively impact our revenues and profitability. Recently, competitive pricing and the weak economic conditions have resulted in declines in premiums in most states. Given the cyclical nature of the industry and the economy, these conditions may negatively impact our revenues and profitability.

Due to our largely fixed cost structure, our profitability may decline if our sales volume were to decline significantly.

Our reliance on leased retail locations staffed by employee-agents results in a cost structure that has a high proportion of fixed costs. In times of increasing sales volume, our acquisition cost per policy decreases, improving our expense ratio, which we believe is one of the significant advantages of our business model. However, in times of declining sales volume, the opposite occurs.

Our business may be adversely affected by negative developments in the non-standard personal automobile insurance industry.

Substantially all of our gross premiums written are generated from sales of non-standard personal automobile insurance policies. As a result of our concentration in this line of business, negative developments in the economic, competitive or regulatory conditions affecting the non-standard personal automobile insurance industry could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. For example, the current weak economic conditions in the United States have resulted in fewer customers purchasing and maintaining non-standard personal automobile insurance policies and certain customers reducing their insurance coverage. Developments affecting the non-standard personal automobile insurance industry could have a greater effect on us compared with more diversified insurers that also sell other types of automobile insurance products or write other additional lines of insurance.

Our investment portfolio may suffer reduced returns or other-than-temporary losses, which could reduce our profitability.

Our results of operations depend, in part, on the performance of our investment portfolio. As of June 30, 2009, substantially all of our investment portfolio was invested either directly or indirectly in debt securities, primarily in marketable, investment-grade, U.S. government securities, municipal bonds, corporate bonds and collateralized mortgage obligations. Fluctuations in interest rates and economic decline affect our returns on, and the fair value of, debt securities. Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) and increase or decrease our stockholders' equity. As of June 30, 2009, the amortized cost of our investment portfolio exceeded the fair value by $0.5 million. We believe the unrealized loss is temporary; however, an increase in interest rates could further reduce the fair value of our investments in debt securities. As of June 30, 2009, the impact of an immediate 100 basis point increase in market interest rates on our fixed maturities and cash equivalents portfolio would have resulted in an estimated decrease in fair value of 3%, or approximately $4.9 million. Defaults by third parties who fail to pay or perform obligations could reduce our investment income and could also result in investment losses to our portfolio. See "Critical Accounting Estimates – Investments" in Item 7 and Note 3 to our consolidated financial statements regarding determination of other-than-temporary impairment losses on investment securities.

Our business is highly competitive, which may make it difficult for us to market our core products effectively and profitably.

The non-standard personal automobile insurance business is highly competitive. We believe that our primary insurance company competition comes not only from national insurance companies or their subsidiaries, but also from non-standard insurers and independent agents that operate in a specific region or single state in which we also operate. We believe that our significant competitors are the Berkshire Hathaway insurance group (which includes GEICO), the Bristol West insurance group, the Direct General insurance group, the Infinity insurance group, the Affirmative insurance group, the Progressive insurance group, the Safe Auto insurance group, the Permanent General insurance group, and the AIG insurance group. Some of our competitors have substantially greater financial and other resources than us, and they may offer a broader range of products or competing products at lower prices. Our revenues, profitability and financial condition could be materially adversely affected if we are required to decrease or are unable to increase prices to stay competitive or if we do not successfully retain our current customers and attract new customers.

Our business may be adversely affected by negative developments in the states in which we operate.

We currently operate in 12 states located primarily in the Southeastern and Midwestern United States. For the year ended June 30, 2009, approximately 68% of our premiums earned were generated from insurance policies written in five states. Our revenues and profitability are affected by prevailing regulatory, economic, demographic, competitive and other conditions in the states in which we operate. Changes in any of these conditions could make it more costly or difficult for us to conduct business. Adverse regulatory developments, which could include reductions in the maximum rates permitted to be charged, restrictions on rate increases, fundamental changes to the design or implementation of the automobile insurance regulatory framework, or economic conditions that result in fewer customers purchasing or maintaining insurance, could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. These developments could have a greater effect on us, as compared with more diversified insurers that also sell other types of automobile insurance products, write other additional lines of insurance coverages or whose premiums are not concentrated in a single line of insurance.

We may have difficulties in managing any expansion into new markets.

Any future growth plans may include expanding into new states by opening new retail locations, acquiring the business and assets of other companies, and possibly introducing additional insurance products. In order to grow our business successfully, we must apply for and maintain necessary licenses, properly design and price our products and identify, hire and train new claims, underwriting and sales employees. Our expansion will also place significant demands on our management, operations, systems, accounting, internal controls and financial resources. If we fail to do any one of these well, we may not be able to expand our business successfully. Even if we successfully complete an acquisition, we face the risk that we may acquire business in states in which market and other conditions may not be favorable to us. Any failure by us to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in identifying acquisition candidates or integrating their operations, which could harm our financial results.

In order to grow our business by acquisition, we must identify acquisition candidates and integrate the acquired operations. If we do acquire additional companies or businesses, we could face increased costs, or, if we are unable to successfully integrate the operations of the acquired business into our operations, we could experience disruption of our business and distraction of our management, which may not be offset by corresponding increases in revenues. The integration of operations after an acquisition is subject to risks, including, among others, loss of key personnel of the acquired company, difficulty associated with assimilating the personnel and operations of the acquired company, potential disruption of ongoing business, maintenance of uniform standards, controls, procedures and policies and impairment of the acquired company's reputation and relationships with its employees and clients. Any of these may result in the loss of customers. It is also possible that we may not realize, either at all or in a timely manner, any or all benefits from recent and future acquisitions and may incur significant costs in connection with these acquisitions. Failure to successfully integrate future acquisitions could materially adversely affect the results of our operations.

New pricing, claim and coverage issues and class action litigation are continually emerging in the automobile insurance industry, and these new issues could adversely impact our revenues, profitability, or our methods of doing business.

As automobile insurance industry practices and regulatory, judicial and consumer conditions change, litigation and unexpected and unintended issues related to claims, coverages and business practices may emerge. These issues can have an adverse effect on our business by subjecting us to liability, changing the way we price and market our products, extending coverage beyond our underwriting intent, requiring us to obtain additional licenses or increasing the size of claims. Recent examples of some emerging issues include:

- concerns over the use of an applicant's credit score or zip code as a factor in making risk selections and pricing decisions;
- a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to sales and marketing practices and claims-handling practices, such as total loss evaluation methodology, the use of aftermarket (non-original equipment manufacturer) parts and the alleged diminution in value to insureds' vehicles involved in accidents; and
- consumer groups lobbying state legislatures to regulate and require separate licenses for individuals and companies engaged in the sale of ancillary products or services.

The effects of these and other unforeseen emerging issues could subject us to liability or negatively affect our revenues, profitability, or our methods of doing business.

We may write-off intangible assets, such as goodwill.

As a result of purchase accounting for our business combination transactions, our consolidated balance sheet at June 30, 2009 contained intangible assets designated as goodwill and other identifiable intangible assets totaling approximately $76.5 million. On an ongoing basis, we evaluate whether facts and circumstances indicate any impairment of value of intangible assets. As circumstances change, we cannot assure you that the value of these intangible assets will be realized by us. If we determine that a material impairment has occurred, we will be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited by applicable law.

Based on our calculations and in accordance with the rules stated in the Internal Revenue Code of 1986, as amended (the "Code"), we do not believe that any "ownership change," as described in the following paragraph and as defined in Section 382 of the Code, has occurred with respect to our net operating losses ("NOLs") and accordingly we believe that there is no existing annual limitation under Section 382 of the Code on our ability to use NOLs to reduce our past and future taxable income. We did not obtain, and currently do not plan to obtain, an Internal Revenue Service ("IRS") ruling or opinion of counsel regarding either of these conclusions.

Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership of our total capital stock by more than 50 percentage points in any three-year period. If an ownership change occurs, our ability to use our NOLs to reduce income taxes is limited to an annual amount (the "Section 382 limitation") equal to the fair market value of our stock immediately prior to the ownership change multiplied by the long term tax-exempt interest rate, which is published monthly by the IRS. In the event of an ownership change, NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such excess NOLs can be used to offset taxable income for years in the carryforward period subject to the Section 382 limitation in each year. Regardless of whether an ownership change occurs, the carryforward period for NOLs is either 15 or 20 years from the year in which the losses giving rise to the NOLs were incurred, depending on when those losses were incurred. The earliest losses that gave rise to our remaining NOLs were incurred in 1995 and will expire in 2010. The most recent losses that gave rise to our NOLs were incurred in 2003 and will expire in 2023. If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the use of the unutilized portion of that NOL would be permanently prohibited. Our use of new NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation, unless there were another ownership change after those new NOLs arose.

It is impossible for us to state that an ownership change will not occur in the future. Limitations imposed by Code Section 382 and the restrictions contained in our certificate of incorporation may limit our ability to issue additional stock to raise capital or acquire businesses. To the extent not prohibited by our certificate of incorporation, we may decide in the future that it is necessary or in our interest to take certain actions that could result in an ownership change.

Code Section 269 permits the IRS to disallow any deduction, credit or allowance, including the utilization of NOLs, that otherwise would not be available but for the acquisition of control of a corporation, including acquisition by merger, for the principal purpose of avoiding federal income taxes, including avoidance through the use of NOLs. If the IRS were to assert that the principal purpose of the April 2004 acquisition of USAuto was the avoidance of federal income tax, we would have the burden of proving that this was not the principal purpose. The determination of the principal purpose of a transaction is purely a question of fact and requires an analysis of all the facts and circumstances surrounding the transaction. Courts generally have been reluctant to apply Code Section 269 where a reasonable business purpose existed for the timing and form of the transaction, even if the availability of tax benefits was also an acknowledged consideration in the transaction. We think that Code Section 269 should not apply to the acquisition of USAuto because we can show that genuine business purposes existed for the USAuto acquisition and that tax avoidance was not the principal purpose for the merger. Our primary objective of the merger was to seek long-term growth for our stockholders through an acquisition. To that end, we redeployed a significant amount of our existing capital and offered our existing stockholders the right to make a substantial additional investment in the Company to facilitate the acquisition of USAuto. If, nevertheless, the IRS were to assert that Code Section 269 applied and if such assertion were sustained, our ability to utilize our past and existing NOLs would be severely limited or extinguished. Due to the fact that the application of Code Section 269 is ultimately a question of fact, there can be no assurance that the IRS would not prevail if it were to assert the application of Code Section 269.

Our insurance company subsidiaries are subject to regulatory restrictions on paying dividends to us.

Our holding company may rely, in part, on receiving dividends from the insurance company subsidiaries to pay its obligations. State insurance laws limit the ability of our insurance company subsidiaries to pay dividends and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. These restrictions affect the ability of our insurance company subsidiaries to pay dividends to our holding company and may require our subsidiaries to obtain the prior approval of regulatory authorities, which could slow the timing of such payments to us or reduce the amount that can be paid. The limits on the amount of dividends that can be paid by our insurance company subsidiaries may affect the ability of our holding company to pay those obligations. The dividend-paying ability of the insurance company subsidiaries is discussed in Note 20 to our consolidated financial statements.

Our insurance company subsidiaries are subject to statutory capital and surplus requirements and other standards, and their failure to meet these requirements or standards could subject them to regulatory actions.

Our insurance company subsidiaries are subject to RBC standards and other minimum statutory capital and surplus requirements imposed under the laws of their respective states of domicile. The RBC standards, which are based upon the RBC Model Act adopted by the NAIC, require our insurance company subsidiaries to annually report their results of RBC calculations to the state departments of insurance and the NAIC.

Failure to meet applicable RBC requirements or minimum statutory capital and surplus requirements could subject our insurance company subsidiaries to further examination or corrective action imposed by state regulators, including limitations on their writing of additional business, state supervision or even liquidation. Any changes in existing RBC standards or minimum statutory capital and surplus requirements may require our insurance company subsidiaries to increase their statutory capital and surplus levels, which they may be unable to do. This calculation is performed on a calendar year basis, and at December 31, 2008, our insurance company subsidiaries maintained RBC levels in excess of an amount that would require any corrective actions on their part.

State regulators also screen and analyze the financial condition of insurance companies using the NAIC IRIS system. As part of IRIS, the NAIC database generates key financial ratio results obtained from an insurer's annual statutory statements. A ratio result falling outside the defined range of IRIS ratios may result in further examination by a state regulator to determine if corrective action is necessary. As of December 31, 2008, our insurance company subsidiaries had IRIS ratios outside the defined ranges that were reported to the appropriate regulatory authorities, but no regulatory authority has informed our insurance company subsidiaries that it intends to conduct a further examination of their financial condition. We cannot assure you that regulatory authorities will not conduct any such examination of the financial condition of our insurance company subsidiaries, or of the outcome of any such investigation. See "Item 1. Business – Regulatory Environment."

We rely on our information technology and communication systems, and the failure of these systems could materially adversely affect our business.

Our business is highly dependent on the proprietary integrated technology systems that enable timely and efficient communication and data sharing among the various segments of our integrated operations. These systems are used in all our operations, including quotation, policy issuance, customer service, underwriting, claims, accounting, and communications. We have a technical staff that develops, maintains and supports all elements of our technology infrastructure. However, disruption of power systems or communication systems or any failure of our systems could result in deterioration in our ability to respond to customers' requests, write and service new business, and process claims in a timely manner. We believe we have appropriate types and levels of insurance to protect our real property, systems, and other assets. However, insurance does not provide full reimbursement for all losses, both direct and indirect, that may result from an event affecting our information technology and communication systems.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events, such as severe winter weather, hurricanes, tornados, windstorms, earthquakes, hailstorms, thunderstorms and fires, and other events, such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions generally result in more automobile accidents, leading to an increase in the number of claims filed and/or the amount of compensation sought by claimants.

In the event that a severe weather condition or other major catastrophe were to occur resulting in property losses to us, we would have to cover such losses using additional resources, which could increase our losses incurred, cause our statutory capital and surplus to fall below required levels or otherwise have a material adverse effect on our results of operations and financial condition.

A few of our stockholders have significant control over us, and their interests may differ from yours.

Three of our stockholders, Gerald J. Ford, our Chairman of the Board; Stephen J. Harrison, our Chief Executive Officer and a current director; and Thomas M. Harrison, Jr., a current director, in the aggregate, control approximately 62% of our outstanding common stock. If these stockholders acted or voted together, they would have the power to control the election and removal of our directors. They would also have significant control over other matters requiring stockholder approval, including the approval of major corporate transactions and proposed amendments to our certificate of incorporation. This concentration of ownership may delay or prevent a change in control of the Company, as well as frustrate attempts to replace or remove current management, even when a change may be in the best interests of our other stockholders. Furthermore, the interests of these stockholders may not always coincide with the interests of the Company or other stockholders.

We and our subsidiaries are subject to comprehensive regulation and supervision that may restrict our ability to earn profits.

We and our subsidiaries are subject to comprehensive regulation and supervision by the insurance departments in the states where our subsidiaries are domiciled and where our subsidiaries sell insurance and ancillary products, issue policies and handle claims. Certain regulatory restrictions and prior approval requirements may affect our subsidiaries' ability to operate, change their operations or obtain necessary rate adjustments in a timely manner or may increase our costs and reduce profitability.

Among other things, regulation and supervision of us and our subsidiaries extends to:

Required Licensing. We and our subsidiaries operate under licenses issued by various state insurance authorities. These licenses govern, among other things, the types of insurance coverages, agency and claims services and motor club products that we and our subsidiaries may offer consumers in the particular state. If a regulatory authority denies or delays granting any such license, our ability to enter new markets or offer new products could be substantially impaired.

Transactions Between Insurance Companies and Their Affiliates. Our insurance company subsidiaries are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in these states provide that all transactions among members of an insurance holding company system must be done at arm's length and shown to be fair and reasonable to the regulated insurer. Transactions between our insurance company subsidiaries and other subsidiaries generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of Rates and Policy Forms. The insurance laws of most states in which our insurance company subsidiaries operate require insurance companies to file premium rate schedules and policy forms for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory. The speed at which we can change our rates in response to market conditions or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. Generally, state insurance regulators have the authority to disapprove our requested rates. If as permitted in some states, we begin using new rates before they are approved, we may be required to issue premium refunds or credits to our policyholders if the new rates are ultimately disapproved by the applicable state regulator. In some states, there has been pressure in past years to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. In states where such pressure is applied, our ability to respond to market developments or increased costs in that state may be adversely affected.

Investment Restrictions. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory capital and surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's capital and surplus and thus, its ability to write additional premiums and pay dividends.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. These laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval restrictions could limit our ability to exit unprofitable markets or discontinue unprofitable products in the future.

Provisions in our certificate of incorporation and bylaws may prevent a takeover or a change in management that you may deem favorable.

Our certificate of incorporation contains prohibitions on the transfer of our common stock to avoid limitations on the use of the NOL carryforwards and other federal income tax attributes that we inherited from our predecessor. These restrictions could prevent or inhibit a third party from acquiring us. Our certificate of incorporation generally prohibits, without the prior approval of our board of directors, any transfer of common stock, any subsequent issue of voting stock or stock that participates in our earnings or growth, and certain options with respect to such stock, if the transfer of such stock or options would (i) cause any group or person to own 4.9% or more, by aggregate value, of the outstanding shares of our common stock, (ii) increase the ownership position of any person or group that already owns 4.9% or more, by aggregate value, of the outstanding shares of our common stock, or (iii) cause any person or group to be treated like the owner of 4.9% or more, by aggregate value, of our outstanding shares of common stock for tax purposes.

Our certificate of incorporation and bylaws also contain the following provisions that could prevent or inhibit a third party from acquiring us:

- the requirement that only stockholders owning at least one-third of the outstanding shares of our common stock may call a special stockholders' meeting; and
- the requirement that stockholders owning at least two-thirds of the outstanding shares of our common stock must approve any amendment to our certificate of incorporation provisions concerning the transfer restrictions and the ability to call special stockholders' meetings.

Under our certificate of incorporation, we may issue shares of preferred stock on terms that are unfavorable to the holders of our common stock. The issuance of shares of preferred stock could also prevent or inhibit a third party from acquiring us. The existence of these provisions could depress the price of our common stock, could delay or prevent a takeover attempt or could prevent attempts to replace or remove incumbent management.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease office space in Nashville, Tennessee for our corporate offices (approximately 21,000 square feet) and our claims, customer service and data center (approximately 53,000 square feet). We also lease office space for our regional claims offices in Chicago, Illinois and Tampa, Florida and for our regional customer service center in Chicago, Illinois. Our retail locations are all leased and typically are located in storefronts in retail shopping centers, and each location typically contains less than 1,000 square feet of space. See Note 8 to our consolidated financial statements for further information about our leases.

Item 3. Legal Proceedings

We and our subsidiaries are named from time to time as defendants in various legal actions that are incidental to our business, including those which arise out of or are related to the handling of claims made in connection with our insurance policies and claims handling. The plaintiffs in some of these lawsuits have alleged bad faith or extracontractual damages, and some have sought punitive damages or class action status. We believe that the resolution of these legal actions will not have a material adverse effect on our financial condition or results of operations. However, the ultimate outcome of these matters is uncertain.

During the year ended June 30, 2009, we were involved in litigation in Alabama and Georgia in which allegations were made with respect to our sales practices, primarily the sale of motor club memberships currently or formerly sold in those states. The suits generally alleged that we implemented a program to convince our consumers who purchased automobile insurance policies to also purchase motor club memberships or that we charged our consumers billing fees associated with our products that were not properly disclosed. We denied all allegations of wrongdoing.

On November 21, 2008, the Superior Court for Fulton County, Georgia approved the settlement of the case styled *Annette Rush v. Village Auto Insurance Company, Inc.* (now known as First Acceptance Insurance Company of Georgia, Inc.) that was pending in the Superior Court of Fulton County, Georgia. The court approved the terms of the settlement as described in Part II, Item 1. "Legal Proceedings," in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. On December 5, 2008, we entered into a Stipulation and Agreement of Settlement with the plaintiffs in the class action litigation that was pending against the Company in Alabama. The Circuit Court of Bullock County, Alabama approved the terms of the Alabama settlement as set forth in Item 1.01 "Entry into a Material Definitive Agreement" in our Current Report on Form 8-K, dated December 11, 2008.

The litigation settlement costs are set forth separately in the consolidated statements of operations.

In July 2009, we received $2.95 million from our insurance carrier regarding coverage for the costs and expenses incurred by the Company relating to the settlement of the Georgia and Alabama litigation. This insurance recovery was accrued in fiscal year 2009 and included in other assets in our consolidated balance sheet and as a reduction of litigation settlement expenses in our consolidated statement of operations. See Note 17 to our consolidated financial statements for further information about the litigation settlements.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of stockholders during the fourth quarter of the fiscal year ended June 30, 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is currently quoted on the New York Stock Exchange under the symbol "FAC." The following table sets forth quarterly high and low bid prices for our common stock for the periods indicated. All price quotations represent prices between dealers, without accounting for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

	Price Range	
	High	**Low**
Year Ended June 30, 2008		
First Quarter	$ 10.37	$ 4.60
Second Quarter	5.46	3.12
Third Quarter	4.52	2.85
Fourth Quarter	4.33	2.90
Year Ended June 30, 2009		
First Quarter	$ 4.70	$ 2.76
Second Quarter	3.80	2.18
Third Quarter	3.45	1.66
Fourth Quarter	3.20	1.81

Holders

According to the records of our transfer agent, there were 493 holders of record of our common stock on September 10, 2009, including record holders such as banks and brokerage firms who hold shares for beneficial holders, and 48,311,873 shares of our common stock were outstanding.

Dividends

We paid no dividends during the two most recent fiscal years. We do not anticipate paying cash dividends in the future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

Stock Transfer Restrictions

Our certificate of incorporation (the "Charter") contains prohibitions on the transfer of our common stock to avoid limitations on the use of our NOL carryforwards and other federal income tax attributes that we inherited from our predecessor. The Charter generally prohibits, without the prior approval of our Board of Directors, any transfer of common stock, any subsequent issue of voting stock or stock that participates in our earnings or growth, and certain options with respect to such stock, if the transfer of such stock would cause any group or person to own 4.9% or more (by aggregate value) of our outstanding shares or cause any person to be treated like the owner of 4.9% or more (by aggregate value) of our outstanding shares for tax purposes. Transfers in violation of this prohibition will be void, unless our Board of Directors consents to the transfer. If void, upon our demand, the purported transferee must return the shares to our agent to be sold, or if already sold, the purported transferee must forfeit some, or possibly all, of the sale proceeds. In connection with certain changes in the ownership of the holders of our shares, we may require the holder to dispose of some or all of such shares. For this purpose, "person" is defined broadly to mean any individual, corporation, estate, debtor, association, company, partnership, joint venture, or similar organization.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in our common shares against the cumulative total return of the Russell 3000 Index and the S&P Property & Casualty Insurance Index on June 30, 2004 to the end of the most recently completed fiscal year.

CUMULATIVE VALUE OF $100 INVESTMENT


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/04
6/05
6/06
6/07
6/08
6/09
First Acceptance Corporation
Russell 3000
S&P Property & Casualty Insurance

	June 30, 2004	2005	2006	2007	2008	2009
First Acceptance Corporation	100.00	135.14	168.29	145.14	45.71	30.43
Russell 3000	100.00	108.05	118.38	142.14	124.11	91.14
S&P Property & Casualty Insurance	100.00	113.67	120.31	137.62	96.35	74.97

Item 6. Selected Financial Data

The following tables provide selected historical consolidated financial and operating data of the Company as of the dates and for the periods indicated. In conjunction with the data provided in the following tables and in order to more fully understand our historical consolidated financial and operating data, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included in this report. We derived our selected historical consolidated financial data as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 from our consolidated financial statements included in this report. We derived our selected historical consolidated financial data as of June 30, 2007, 2006 and 2005 and for the years ended June 30, 2006 and 2005 from our consolidated financial statements, which are not included in this report. The results for past periods are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30, 2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues:					
Premiums earned	$ 224,113	$ 285,914	$ 300,661	$ 208,771	$ 132,677
Commission and fee income	31,759	36,479	37,324	26,757	26,821
Investment income	9,504	11,250	8,863	5,762	3,353
Net realized gains (losses) on fixed maturities, available-for-sale	89	(1,244)	(61)	3,562	3,944
Other	--	--	850	4,150	--
	265,465	332,399	347,637	249,002	166,795
Costs and expenses:					
Losses and loss adjustment expenses	149,277	219,943	241,908	140,845	87,493
Insurance operating expenses	87,124	98,433	97,629	75,773	49,921
Other operating expenses	1,307	2,415	2,623	2,494	2,775
Litigation settlement	1,570	7,468	--	--	--
Stock-based compensation	2,053	1,507	1,063	500	332
Depreciation and amortization	1,910	1,679	1,624	1,463	1,920
Interest expense	4,138	4,977	1,874	898	351
Goodwill impairment[(1)]	67,990	--	--	--	--
	315,369	336,422	346,721	221,973	142,792
Income (loss) before income taxes	(49,904)	(4,023)	916	27,029	24,003
Provision (benefit) for income taxes[(1)]	18,396	13,822	17,586	(1,039)	(2,153)
Net income (loss)	$ (68,300)	$ (17,845)	$ (16,670)	$ 28,068	$ 26,156
Per Share Data:					
Net income (loss) per share:					
Basic	$ (1.43)	$ (0.37)	$ (0.35)	$ 0.59	$ 0.56
Diluted	$ (1.43)	$ (0.37)	$ (0.35)	$ 0.57	$ 0.53
Number of shares used to calculate net income (loss) per share:					
Basic	47,664	47,628	47,584	47,487	47,055
Diluted	47,664	47,628	47,584	49,576	48,989

	June 30, 2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Balance Sheet Data:					
Cash, cash equivalents and total investments	$ 217,512	$ 228,216	$ 210,716	$ 159,362	$ 110,522
Total assets	358,956	473,230	498,892	435,327	331,645
Loss and loss adjustment expense reserves	83,973	101,407	91,446	62,822	42,897
Notes and debentures payable	41,240	45,153	23,060	23,612	--
Total liabilities	199,100	247,771	259,408	181,904	103,316
Total stockholders' equity	159,856	225,459	239,484	253,423	228,329
Book value per common share	$ 3.31	$ 4.69	$ 5.03	$ 5.33	$ 4.81

(1) The year ended June 30, 2009 includes a goodwill impairment charge of $68.0 million, a related increase in the tax provision of $15.3 million, and a tax benefit of $5.1 million related to the utilization of federal net operating loss ("NOL") carryforwards that were previously reserved for through a valuation allowance. The provision for income taxes for the year ended June 30, 2008 includes a charge of $11.4 million related to the expiration of certain federal NOL carryforwards as well as an increase in the valuation allowance of $3.6 million for the deferred tax asset for certain federal NOL carryforwards resulting in a charge totaling $15.0 million. The provision for income taxes for the year ended June 30, 2007 includes an increase in the valuation allowance for the deferred tax asset of $6.9 million as well as $10.0 million related to the expiration of certain federal NOL carryforwards resulting in a charge totaling $16.9 million. The benefit from income taxes for the years ended June 30, 2006 and 2005 include decreases in the valuation allowance for the deferred tax asset of $10.5 million and $10.6 million, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes included in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the caption "Item 1A. Risk Factors."

General

We are principally a retailer, servicer and underwriter of non-standard personal automobile insurance. We also own two tracts of land in San Antonio, Texas that are held for sale. Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type. Generally, our customers are required by law to buy a minimum amount of automobile insurance.

As of September 1, 2009, we leased and operated 418 retail locations (or "stores"), staffed by employee-agents. Our employee-agents exclusively sell non-standard automobile insurance products underwritten by us. As of September 1, 2009, we wrote non-standard personal automobile insurance in 12 states and were licensed in 13 additional states.

The following table shows the number of our retail locations. Retail location counts are based upon the date that a location commenced or ceased writing business.

	Year Ended June 30,	
	2009	2008
Retail locations – beginning of period	431	462
Opened	1	4
Closed	(14)	(35)
Retail locations – end of period	418	431

The following table shows the number of our retail locations by state.

	June 30,		
	2009	2008	2007
Alabama	25	25	25
Florida	39	40	41
Georgia	61	61	62
Illinois	78	80	81
Indiana	18	19	24
Mississippi	8	8	8
Missouri	12	14	15
Ohio	27	29	30
Pennsylvania	17	19	25
South Carolina	27	28	28
Tennessee	20	20	20
Texas	86	88	103
Total	418	431	462

Consolidated Results of Operations

Overview

Our primary focus is the selling, servicing and underwriting of non-standard personal automobile insurance. Our real estate and corporate segment consists of activities related to the disposition of real estate held for sale, interest expense associated with debt, and other general corporate overhead expenses.

The following table presents selected financial data for our insurance operations and real estate and corporate segments (in thousands).

	Year Ended June 30,		
	2009	2008	2007
Revenues:			
Insurance	$ 265,341	$ 332,219	$ 347,431
Real estate and corporate	124	180	206
Consolidated total	$ 265,465	$ 332,399	$ 347,637
Income (loss) before income taxes:			
Insurance	$ (42,536)	$ 4,685	$ 6,252
Real estate and corporate	(7,368)	(8,708)	(5,336)
Consolidated total	$ (49,904)	$ (4,023)	$ 916

Our insurance operations generate revenues from selling, servicing and underwriting non-standard personal automobile insurance policies in 12 states. We conduct our underwriting operations through three insurance company subsidiaries: First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. Our insurance revenues are primarily generated from:

- premiums earned, including policy and renewal fees, from sales of policies written and assumed by our insurance company subsidiaries;
- commission and fee income, including installment billing fees on policies written, agency fees and commissions and fees for other ancillary products and services; and
- investment income earned on the invested assets of the insurance company subsidiaries.

The following table presents premiums earned by state (in thousands).

	Year Ended June 30,		
	2009	2008	2007
Premiums earned:			
Georgia	$ 49,762	$ 60,928	$ 70,312
Illinois	27,583	32,009	31,201
Florida	26,113	43,017	55,117
Texas	25,971	33,769	32,480
Alabama	23,948	28,780	30,316
South Carolina	17,887	23,634	14,797
Tennessee	15,269	20,772	23,800
Ohio	12,914	15,416	16,455
Pennsylvania	11,437	10,041	6,937
Indiana	5,537	7,131	8,186
Missouri	3,907	5,630	6,087
Mississippi	3,785	4,787	4,973
Total premiums earned	$ 224,113	$ 285,914	$ 300,661

The following table presents the change in the total number of policies in force for the insurance operations. Policies in force increase as a result of new policies issued and decrease as a result of policies that are canceled or expire and are not renewed.

	Year Ended June 30,		
	2009	2008	2007
Policies in force – beginning of period	194,079	226,974	200,401
Net increase (decrease) during period	(35,857)	(32,895)	26,573
Policies in force – end of period	158,222	194,079	226,974

Insurance companies present a combined ratio as a measure of their overall underwriting profitability. The components of the combined ratio are as follows.

Loss Ratio - Loss ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned and is a basic element of underwriting profitability. We calculate this ratio based on all direct and assumed premiums earned.

Expense Ratio - Expense ratio is the ratio (expressed as a percentage) of operating expenses to premiums earned. This is a measurement that illustrates relative management efficiency in administering our operations.

Combined Ratio - Combined ratio is the sum of the loss ratio and the expense ratio. If the combined ratio is at or above 100%, an insurance company cannot be profitable without sufficient investment income.

The following table presents the loss, expense and combined ratios for our insurance operations.

	Year Ended June 30,		
	2009	2008	2007
Loss and loss adjustment expense	66.6%	76.9%	80.4%
Expense	24.7%	21.7%	19.8%
Combined	91.3%	98.6%	100.2%

The non-standard personal automobile insurance industry is cyclical in nature. Likewise, adverse economic conditions impact our customers and many will choose to reduce their coverage or go uninsured during a weak economy. In the past, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. If new competitors enter this market, existing competitors may attempt to increase market share by lowering rates. Such conditions could lead to reduced prices, which would negatively impact our revenues and profitability.

Investments

We use the services of an independent investment manager to manage our fixed maturities investment portfolio. The investment manager conducts, in accordance with our investment policy, all of the investment purchases and sales for our insurance company subsidiaries. Our investment policy has been established by the Investment Committee of our Board of Directors and specifically addresses overall investment goals and objectives, authorized investments, prohibited securities, restrictions on sales by the investment manager and guidelines as to asset allocation, duration and credit quality. This policy currently does not allow investments in equity securities. Management and the Investment Committee meet regularly with our investment manager to review the performance of the portfolio and compliance with our investment guidelines.

The invested assets of the insurance company subsidiaries consist substantially of marketable, investment grade, U.S. government securities, municipal bonds, corporate bonds and collateralized mortgage obligations ("CMOs"). We also invest a portion of the portfolio in certain securities issued by political subdivisions which enable our insurance company subsidiaries to obtain premium tax credits. Investment income is comprised primarily of interest earned on these securities, net of related investment expenses. Realized gains and losses may occur from time to time as changes are made to our holdings to obtain premium tax credits or based upon changes in interest rates or the credit quality of specific securities. During the 2009 fiscal year, we sold securities with unrealized gains to generate taxable income in order to utilize expiring tax NOL carryforwards.

The value of our consolidated investment portfolio was $140.3 million at June 30, 2009 and consisted of fixed maturity securities, all carried at fair value with unrealized gains and losses reported as a separate component of stockholders' equity on an after-tax basis. At June 30, 2009, we had gross unrealized gains of $4.6 million and gross unrealized losses of $5.2 million.

At June 30, 2009, 98.0% of the fair value of our investment portfolio was rated "investment grade" (a credit rating of AAA to BBB) by Standard & Poor's Corporation, a nationally recognized rating agency. The average credit rating of our fixed maturity portfolio was AA+ at June 30, 2009. Investment grade securities generally bear lower yields and have lower degrees of risk than those that are unrated or non-investment grade. Management believes that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

Investments in CMOs were $43.5 million at June 30, 2009 and represented 31% of our fixed maturity portfolio. As of June 30, 2009, 98.5% of our CMOs were considered investment grade by each of the nationally recognized rating agencies. In addition, 89% of our CMOs were rated AAA and 74% of our CMOs were backed by agencies of the United States government. Of the non-agency backed CMOs, 58% were rated AAA.

The following table summarizes our fixed maturity securities at June 30, 2009 (in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 10,744	$ 473	$ (37)	$ 11,180
State	8,238	344	(19)	8,563
Political subdivisions	1,834	52	(32)	1,854
Revenue and assessment	27,816	831	(166)	28,481
Corporate bonds	45,737	1,654	(665)	46,726
Collateralized mortgage obligations:				
Agency backed	30,656	1,270	--	31,926
Non-agency backed – residential	8,178	1	(2,561)	5,618
Non-agency backed – commercial	7,646	--	(1,683)	5,963
	$ 140,849	$ 4,625	$ (5,163)	$ 140,311

The following table sets forth the scheduled maturities of our fixed maturity securities at June 30, 2009 based on their fair values (in thousands). Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
One year or less	$ 4,376	$ 905	$ 250	$ 5,531
After one through five years	50,827	1,951	--	52,778
After five through ten years	21,554	5,490	--	27,044
After ten years	4,777	6,674	--	11,451
No single maturity date	32,531	10,862	114	43,507
	$ 114,065	$ 25,882	$ 364	$ 140,311

Year Ended June 30, 2009 Compared with the Year Ended June 30, 2008

Consolidated Results

Revenues for the year ended June 30, 2009 decreased 20% to $265.5 million from $332.4 million in the prior year. Loss before income taxes for the year ended June 30, 2009 was $49.9 million, compared with a loss before income taxes of $4.0 million for the year ended June 30, 2008. The loss before income taxes for the year ended June 30, 2009 included a goodwill impairment charge of $68.0 million. Net loss for the year ended June 30, 2009 was $68.3 million, compared with a net loss of $17.8 million for the year ended June 30, 2008. The net loss for the year ended June 30, 2009 included a net charge of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal NOL carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance. Basic and diluted net loss per share was $1.43 for the year ended June 30, 2009, compared with basic and diluted net loss per share of $0.37 for the year ended June 30, 2008.

Insurance Operations

Revenues from insurance operations were $265.3 million for the year ended June 30, 2009, compared with $332.2 million for the year ended June 30, 2008. Loss before income taxes from insurance operations for the year ended June 30, 2009 was $42.5 million, compared with income before income taxes from insurance operations of $4.7 million for the year ended June 30, 2008.

Premiums Earned

Premiums earned decreased by $61.8 million, or 22%, to $224.1 million for the year ended June 30, 2009, from $285.9 million for the year ended June 30, 2008. The decrease in premiums earned was primarily due to the weak economic conditions, which have caused both a decline in the number of policies written, as well as an increase in the percentage of our customers purchasing liability only coverage. Rate actions taken in a number of states to improve underwriting profitability and the closure of underperforming stores also contributed toward the decrease in policies written and premiums earned. Approximately 67% of the $61.8 million decline in premiums earned for the year ended June 30, 2009 was in our Florida, Georgia, South Carolina and Texas markets.

The total number of insured policies in force at June 30, 2009 decreased 18% over the same date in 2008 from 194,079 to 158,222, primarily due to the factors noted above. At June 30, 2009, we operated 418 stores, compared with 431 stores at June 30, 2008.

Commission and Fee Income

Commission and fee income decreased 13% to $31.8 million for the year ended June 30, 2009, from $36.5 million for the year ended June 30, 2008. The decrease was a result of the decrease in the number of policies in force, partially offset by higher fee income related to commissionable products sold through our network of retail locations.

Investment Income

Investment income decreased to $9.5 million during the year ended June 30, 2009 from $11.3 million during the year ended June 30, 2008 primarily as a result of an increase in cash and cash equivalents, a decrease in the amount of assets invested in fixed maturities and the significant decline in yields on cash equivalents. Cash and cash equivalents increased from $38.6 million at June 30, 2008 to $77.2 million at June 30, 2009 primarily as a result of the sale of $35.3 million of U.S. government and agency securities and agency backed CMOs in March 2009 to generate taxable income in order to utilize expiring net operating losses. The proceeds from these sales had not been reinvested as of June 30, 2009. At June 30, 2009 and 2008, the tax-equivalent book yields for our fixed maturities and cash equivalents portfolio were 3.5% and 5.1%, respectively, with effective durations of 2.26 and 3.69 years, respectively, which both declined as a result of the increase in cash equivalents previously discussed.

Net realized gains (losses) on fixed maturities, available-for-sale

Net realized gains (losses) on fixed maturities, available-for-sale during the year ended June 30, 2009 included $2.5 million in net realized gains from the sale of $35.3 million of U.S. government and agency securities and agency backed CMOs in March 2009 as previously noted. Net realized gains (losses) on fixed maturities, available-for-sale included $2.4 million of charges related to other-than-temporary impairment ("OTTI") on investments, which was comprised of $1.5 million related to certain non-agency backed CMOs and $0.9 million related to three corporate bonds.

Effective April 1, 2009, we adopted the provisions of Staff Position 115-2, *Recognition and Presentation of Other-Than-Temporary Impairments*. Under this guidance, we separate OTTI into the following two components: (i) the amount related to credit losses which is recognized in the consolidated statement of operations and (ii) the amount related to all other factors which is recorded in other comprehensive income (loss). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield at the date of acquisition. As a result of the adoption of this pronouncement, the cumulative effect resulted in an adjustment of $0.6 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive loss.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. We routinely monitor our fixed maturities portfolio for changes in fair value that might indicate potential impairments and perform detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in SEC filings for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where we do not intend to sell the security and it is more likely than not that we will not be required to sell the security before the full recovery of its amortized cost basis are not deemed to be other-than-temporary.

The issuer-specific factors considered in reaching the conclusion that securities with declines are not other-than-temporary include (i) the extent and duration of the decline in fair value, including the duration of any significant decline in value, (ii) whether the security is current as to payments of principal and interest, (iii) a valuation of any underlying collateral, (iv) current and future conditions and trends for both the business and its industry, (v) changes in cash flow assumptions for CMOs and (vi) rating agency actions. Based on these factors, we will make a determination as to the probability of recovering principal and interest on the security.

On a quarterly basis, we review cash flow estimates for certain non-agency backed CMOs of lesser credit quality following the guidance of FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* ("FSP EITF 99-20-1"). Accordingly, when changes in estimated cash flows from the cash flows previously estimated occur due to actual prepayment and credit loss experience, and the present value of the revised cash flows is less than the present value previously estimated, OTTI is deemed to have occurred. For non-agency backed CMOs not subject to FSP EITF 99-20-1, we prepare quarterly projected cash flow analyses and when it is indicated that a principal loss is probable, OTTI is deemed to have occurred. The timing of projected cash flows on CMOs has changed as economic conditions have prevented the underlying borrowers from refinancing the mortgages underlying these securities, thereby reducing the amount of projected prepayments. Likewise, economic conditions have caused an increase in the actual and projected delinquencies in the underlying mortgages. These factors have resulted in the OTTI that we have recognized related to non-agency backed CMOs.

Our review of non-agency backed CMOs included an analysis of available information such as collateral quality, anticipated cash flows, credit enhancements, default rates, loss severities, the securities' relative position in their respective capital structures, and credit ratings from statistical rating agencies. We review quarterly projected cash flow analyses for each security utilizing current assumptions regarding (i) actual and anticipated delinquencies, (ii) delinquency transition-to-default rates, and (iii) loss severities. Based on our quarterly reviews, we determined that there had not been adverse changes in projected cash flows, except in the case of those securities previously discussed which incurred OTTI charges. We believe that the unrealized losses on these securities are not necessarily predictive of the ultimate performance of the underlying collateral. We do not intend to sell these securities and it is more likely than not that we will not be required to sell these securities before the recovery of their amortized cost basis.

The OTTI charges on corporate bonds was recognized as these bonds were considered to be impaired based on the extent and duration of the declines in their fair values and issuer-specific fundamentals relating to (i) poor operating results and weakened financial conditions, (ii) negative industry trends further impacted by the recent economic decline, and (iii) a series of downgrades to their credit ratings. Based on the factors that existed at the time of impairment, we did not believe that these bonds would recover their unrealized losses in the near future.

We believe that the remaining securities having unrealized losses at June 30, 2009 were not other-than-temporarily impaired. We also do not intend to sell any of these securities and it is more likely than not that we will not be required to sell any of these securities before the recovery of their amortized cost basis.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 66.6% for the year ended June 30, 2009, compared with 76.9% for the year ended June 30, 2008. For the year ended June 30, 2009, we experienced favorable development of approximately $11.4 million for losses occurring prior to June 30, 2008.

The favorable development for the year ended June 30, 2009 was due to lower than anticipated severity and frequency of accidents in the states in which we operate. Excluding the development noted above, the loss and loss adjustment expense ratio for the year ended June 30, 2009 was 71.7%. The year-over-year improvement reflects among other things, favorable severity trends in property and physical damage coverages, rate actions taken in a number of states to improve underwriting profitability, improvement in our underwriting and claim handling practices, and the shift in business mix toward renewal policies, which have lower loss ratios than new policies.

Operating Expenses

Insurance operating expenses decreased 12% to $87.1 million for the year ended June 30, 2009 from $98.4 million for the year ended June 30, 2008. The decrease was primarily a result of a reduction in costs (such as employee-agent commissions and premium taxes) that varied along with the decrease in premiums earned as well as savings realized from the closure of underperforming stores.

The expense ratio increased from 21.7% for the year ended June 30, 2008 to 24.7% for fiscal year 2009. The year-over-year increase in the expense ratio was due to the drop in revenues, which resulted in a higher percentage of fixed expenses (such as rent and base salary).

Overall, the combined ratio decreased to 91.3% for the year ended June 30, 2009 from 98.6% for the year ended June 30, 2008.

Litigation Settlement

Litigation settlement costs for the years ended June 30, 2009 and 2008 of $1.6 million and $7.5 million, respectively, relate to the costs incurred in connection with our settlement and defense of the litigation filed against us in Georgia and Alabama relating to certain sales practices. Pursuant to these litigation settlements, we have (i) provided the plaintiffs with either a premium credit towards a future automobile insurance policy or a reimbursement certificate for future towing and rental expenses, (ii) paid an aggregate of $6.5 million in fees and expenses for the attorneys for the plaintiffs and (iii) agreed to pay the costs associated with the administration of the settlements.

At this time, we are unable to estimate the costs associated with the Georgia and Alabama litigation settlements related to the utilization of reimbursement certificates. However, sufficient information related to the premium credits has existed since December 31, 2008 to allow us to reasonably estimate and accrue the total costs associated with the utilization of available premium credits. The final costs of the settlements will depend on, among other factors, the rate of redemption and forfeiture of the premium credits and reimbursement certificates.

Regarding the Georgia and Alabama settlements, based upon our analysis of the premium credits available to class members at December 31, 2008, we accrued approximately $5.2 million associated with the estimated utilization of available premium credits for Georgia and Alabama class members who were insured by the Company on December 31, 2008 and received the premium credits. Since January 1, 2009, $1.3 million of available premium credits have been utilized and $0.9 million have been forfeited. We are not able to reasonably estimate and, therefore, did not accrue any estimated costs for Georgia and Alabama class members that were not insured by the Company on June 30, 2009 that received the premium credits as a result of the uncertainties associated with those class members purchasing a new automobile insurance policy from the Company and utilizing the approximately $1.0 million of premium credits available to them.

The litigation settlement costs are set forth separately in the consolidated statements of operations. During the year ended June 30, 2009, we paid $6.5 million in fees and expenses to the attorneys for the Georgia and Alabama plaintiffs and $0.3 million in costs associated with the administration of the settlements, all of which were accrued at June 30, 2008. During the year ended June 30, 2009, we incurred an additional $0.2 million in legal costs in connection with the defense of the litigation. We have a remaining accrual as of June 30, 2009 for those currently estimable costs associated with the utilization of available premium credits of $3.0 million. Management intends to adjust the estimated accrual as necessary during future periods to account for the impact of actual rate of redemption and forfeiture of the premium credits and reimbursement certificates.

In July 2009, we received $2.95 million from our insurance carrier regarding coverage for the costs and expenses we incurred relating to the settlement of the Georgia and Alabama litigation. This insurance recovery was accrued in fiscal year 2009 and included in other assets in our consolidated balance sheet and as a reduction of litigation settlement expenses in our consolidated statement of operations. For additional information with respect to the litigation settlements, see "Item 3. Legal Proceedings" and Note 17 to our consolidated financial statements.

Goodwill Impairment

We recorded a non-cash, pre-tax goodwill impairment charge in fiscal year 2009 of $68.0 million. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* we are required to perform periodic impairment tests of our goodwill and intangible assets. The goodwill impairment test is a two-step process that requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts, and comparing those estimated fair values with the carrying values of those assets and liabilities, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

As a result of the adverse impact of the difficult economic conditions on our customers and our business and the resulting decline in our share price during the most recent quarter, we have estimated that a goodwill impairment charge would be required upon the completion of a detailed allocation of the reporting unit fair values. Accordingly, we recognized a non-cash, pre-tax goodwill impairment charge of $68.0 million in the fourth quarter of fiscal year 2009. Due to the complexity of the fair value calculations involved, it is expected that the goodwill impairment charge will be finalized by the end of the first quarter of fiscal year 2010 and it is not expected to differ materially from this estimate. The key assumptions used to determine the fair value of our reporting unit, from a market participant's perspective, included (i) long-term revenue growth rates ranging from 5% to 10%, (ii) a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with our operations, and (iii) recent industry transaction trends in price to tangible book multiples and related returns on tangible equity. We do not believe that the estimated goodwill impairment charge will have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

A variance in the discount rate could have had a significant effect on the amount of the estimated goodwill impairment charge recognized. A one percent (1%) increase or decrease in the discount rate would have caused an increase or decrease in the estimated goodwill impairment charge of approximately $20.0 million.

Our evaluation includes multiple assumptions, including estimated discounted cash flows and other estimates that may change over time. If future discounted cash flows become less than those projected by us, further impairment charges may become necessary that could have a materially adverse impact on our results of operations and financial condition. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decrease in our common stock trading price could also indicate that an impairment of goodwill exists.

Provision for Income Taxes

The provision for income taxes for the year ended June 30, 2009 was $18.4 million, compared with $13.8 million for the same period in fiscal year 2008. As a result of the goodwill impairment charge, we are in a cumulative pre-tax loss over a three-year period. In assessing our ability to support the realizability of our deferred tax assets, we have considered both positive and negative evidence. We have placed greater weight on the uncertainty associated with the current economic challenges and the related goodwill impairment charge. Therefore, we have established a full valuation allowance against our net deferred tax assets which, in combination with the tax effect of the goodwill impairment charge, resulted in a net increase in the tax provision of $15.3 million during the three months ended June 30, 2009. This charge was partially offset by a $5.1 million tax benefit related to the utilization of tax NOL carryforwards expiring in 2009 that had been previously reserved for through a valuation allowance resulting in a net increase in the tax provision for the year of $10.2 million.

The provision for income taxes for the year ended June 30, 2008 included a charge of $11.4 million related to the expiration of certain federal NOL carryforwards as well as an increase in the valuation allowance of $3.6 million for the deferred tax asset for certain federal NOL carryforwards resulting in a charge totaling $15.0 million. The changes during the year ended June 30, 2008 related to the valuation allowance were due to (i) revisions in estimates for our future taxable income based on the most recent fiscal year results and (ii) taxable income for the most recent fiscal year being less than our prior estimates.

Real Estate and Corporate

Loss before income taxes for the year ended June 30, 2009 was $7.4 million, compared with a loss before income taxes of $8.7 million for the year ended June 30, 2008. Segment losses consist of other operating expenses not directly related to the insurance operations, interest expense and stock-based compensation offset by investment income on corporate invested assets. During the year ended June 30, 2009, we incurred $0.1 million of interest expense in connection with credit facility borrowings compared with $0.7 million for the year ended June 30, 2008. The credit facility was repaid in full and terminated on October 31, 2008. We incurred $3.9 million of interest expense during both the year ended June 30, 2009 and 2008 related to the debentures issued in June 2007.

Year Ended June 30, 2008 Compared with the Year Ended June 30, 2007

Consolidated Results

Revenues for the year ended June 30, 2008 decreased 4% to $332.4 million from $347.6 million in the prior year. Net loss for the year ended June 30, 2008 was $17.8 million, compared with a net loss of $16.7 million for the year ended June 30, 2007. Basic and diluted net loss per share was $0.37 for the year ended June 30, 2008, compared with $0.35 for the year ended June 30, 2007.

Insurance Operations

Revenues from insurance operations were $332.2 million for the year ended June 30, 2008, compared with $347.4 million for the year ended June 30, 2007. Income before income taxes from insurance operations for the year ended June 30, 2008 was $4.7 million, compared with $6.3 million for the year ended June 30, 2007.

Premiums Earned

Premiums earned decreased by $14.7 million, or 5%, to $285.9 million for the year ended June 30, 2008, from $300.7 million for the year ended June 30, 2007. This decline was due to the decrease in the number of policies written, which was partially offset by higher average premiums per policy as a result of rate increases taken in a number of states to improve underwriting profitability. The decrease in the policies written was due to the weak economic conditions that impacted our customers, rate increases taken in a number of states to improve underwriting profitability and the closure of 45 poor performing stores between January 2007 and June 30, 2008.

Premiums earned in Florida, Georgia and Tennessee for the year ended June 30, 2008 declined by $24.5 million over the same period in the prior fiscal year. These markets collectively accounted for 44% of premiums earned during fiscal year 2008, down from 50% in the prior year. Our premiums earned in these states were adversely affected by a decline in used car sales, which had historically been a significant contributor to new policy growth in these markets. Additionally, the decline in our Florida market was due to a January 1, 2008 rate increase to improve our underwriting profitability and the decline in our Georgia market was due to state legislation intended to curb illegal immigration. The decline in premiums earned was partially offset by premium growth of $11.9 million in our South Carolina and Pennsylvania markets.

The total number of insured policies in force at June 30, 2008 decreased 15% over the same date in 2007 from 226,974 to 194,079. At June 30, 2008, we operated 431 stores, compared with 462 stores at June 30, 2007.

Commission and Fee Income

Commission and fee income decreased 2% to $36.5 million for the year ended June 30, 2008, from $37.3 million for the year ended June 30, 2007. The decrease was a result of the decrease in policies in force during fiscal year 2008 partially offset by higher fee income in Illinois and Florida.

Investment Income

Investment income increased during the year ended June 30, 2008 as invested assets increased as a result of cash provided by operating activities and the proceeds received from the sale of debentures in June 2007. The tax-equivalent book yields for our fixed maturities and cash equivalents portfolio were 5.1% and 5.2% at June 30, 2008 and 2007, respectively, with effective durations of 3.69 years and 3.43 years at June 30, 2008 and 2007, respectively.

Net realized gains (losses) on fixed maturities, available-for-sale

Included in net realized gains (losses) on fixed maturities, available-for-sale during the year ended June 30, 2008 were $1.4 million of charges related to the OTTI of certain non-agency CMOs in our investment portfolio. Due to the deterioration in liquidity in the credit markets during calendar year 2008, yields on certain non-agency CMOs declined below projected book yields, which required the $1.4 million impairment of these securities under the guidance set forth in Emerging Issues Task Force Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets".

Other

Other revenues for the year ended June 30, 2007 are comprised of $0.9 million in transaction service fees earned for servicing the run-off business previously written by the Chicago non-standard insurance agencies whose assets we acquired in January 2006. We received the transaction service fee from the effective date of the acquisition in January 2006 through December 31, 2006.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 76.9% for the year ended June 30, 2008, compared with 80.4% for the same period in fiscal year 2007. During fiscal year 2007, we experienced a higher than anticipated loss and loss adjustment expense ratio primarily as a result of significant unanticipated increases in (i) the frequency of Personal Injury Protection ("PIP") coverage losses in Florida, (ii) the severity of bodily injury losses in Florida and Georgia, and (iii) the severity of property damage losses in Georgia and other states. This higher than anticipated severity in Georgia bodily injury losses in fiscal year 2007 was driven by a higher than anticipated occurrence of large losses (losses of $10,000 or above). Additionally, the loss and loss adjustment expense ratio for fiscal year 2008 improved due to rate increases in Florida taken in connection with the reinstatement of Florida's Motor Vehicle No-Fault Law (PIP coverage). This law and the related coverage expired September 30, 2007 but was reinstated effective January 1, 2008. Our loss ratio (exclusive of loss adjustment expenses) for Florida's PIP coverage improved to 97.2% for the year ended June 30, 2008 from 105.1% for the prior fiscal year. Premiums earned on Florida's PIP coverage decreased to $13.6 million from $15.5 million over the same period.

For the year ended June 30, 2008, we experienced favorable development for prior accident periods of approximately $1.4 million. For the year ended June 30, 2007, we experienced negative development for losses occurring in prior accident periods of approximately $3.9 million. The favorable development for the year ended June 30, 2008 was due to lower than anticipated severity and frequency of accidents in certain states in which we operate. There was no individual factor that had a material impact on our loss and loss adjustment expense reserves for the year ended June 30, 2008. The estimation process for the year ended June 30, 2007 was impacted by our limited historical loss experience in our newer states which required more judgment in determining our loss reserve estimates for those states.

Excluding development for prior accident periods, for those premiums earned during the years ended June 30, 2008 and 2007, the loss and loss adjustment expense ratios were 77.4% and 79.2%, respectively. We believe that this improvement was the result of (i) the absence of the negative factors experienced during fiscal year 2007, (ii) the impact of rate increases taken during fiscal year 2008 in Florida (January 2008), Indiana (February 2008), Texas (March 2008) and South Carolina (May 2008) and (iii) improvements in our underwriting and claim handling practices.

Operating Expenses

Insurance operating expenses increased 1% to $98.4 million for the year ended June 30, 2008 from $97.6 million for the year ended June 30, 2007. This increase was primarily a result of (i) severance and related benefits charges of $1.0 million incurred in connection with separation agreements with certain officers and retail management personnel, (ii) expenses of $0.3 million associated with the closure of poor performing stores and (iii) costs relating to the increased investment in our product, actuarial and information technology functions to support our rate-making capabilities. The increased costs were partially offset by cost savings related to the decline in the number of active retail locations.

The expense ratio increased from 19.8% for the year ended June 30, 2007 to 21.7% for the year ended June 30, 2008. This increase was primarily due to the year-over-year decline in premiums earned and the net effect of the expenses discussed above which had a negative impact of 40 basis points on the expense ratio during the year ended June 30, 2008 and the positive impact on the expense ratio during the year ended June 30, 2007 from the transaction service fee of $0.9 million, or 30 basis points, earned through December 31, 2006 in connection with the Chicago acquisition.

Overall, the combined ratio decreased to 98.6% for the year ended June 30, 2008 from 100.2% for the year ended June 30, 2007.

Litigation Settlement

Litigation settlement costs for the year ended June 30, 2008 of $7.5 million relate to the provision of $6.3 million associated with estimated payments of the fees and costs of plaintiffs' counsel, $0.4 million in estimated costs associated with the administration of the settlement as well as $0.8 million incurred in connection with our defense of the litigation in Alabama and Georgia.

Provision for Income Taxes

The provision for income taxes for the year ended June 30, 2008 includes a charge of $11.4 million related to the expiration of certain federal NOL carryforwards as well as an increase in the valuation allowance of $3.6 million for the deferred tax asset for certain federal NOL carryforwards resulting in a charge totaling $15.0 million.

The provision for income taxes for the year ended June 30, 2007 includes an increase in the valuation allowance for the deferred tax asset of $6.9 million as well as $10.0 million related to the expiration of certain NOL carryforwards resulting in a deferred tax asset charge totaling $16.9 million. The changes during the years ended June 30, 2008 and 2007 related to the valuation allowance were due to revisions in estimates for our future taxable income.

The charges during the years ended June 30, 2008 and 2007 related to the expiration of NOL carryforwards were due to taxable income for fiscal year 2008 being less than our prior estimates.

Real Estate and Corporate

Loss before income taxes for the year ended June 30, 2008 was $8.7 million, compared with $5.3 million for the year ended June 30, 2007. During the year ended June 30, 2008, interest expense in connection with borrowings under our credit facility decreased to $0.7 million from $1.7 million during the year ended June 30, 2007 as a result of lower outstanding indebtedness. We incurred $3.9 million and $0.2 million of interest expense during the years ended June 30, 2008 and 2007, respectively, related to the debentures issued in June 2007. Other operating expenses for the year ended June 30, 2008 also included a $0.5 million accrual for disputed Texas franchise taxes on sales of foreclosed real estate held for sale and $0.2 million in costs associated with amendments made to our credit agreement.

Liquidity and Capital Resources

Our primary sources of funds are premiums, fees and investment income from our insurance company subsidiaries and commissions and fee income from our non-insurance company subsidiaries. Our primary uses of funds are the payment of claims and operating expenses. Net cash used in operating activities for the year ended June 30, 2009 was $5.3 million, compared with net cash provided by operating activities of $18.4 million in the same period in the prior fiscal year. This decrease was primarily the result of a decrease in cash collected from premiums written and payments made as a part of our litigation settlements. Net cash provided by investing activities for the year ended June 30, 2009 was $47.7 million, compared with net cash provided by investing activities of $5.4 million for the same period in the prior fiscal year. During March 2009, we sold $35.3 million of U.S. government and agency securities and agency backed CMOs in order to utilize expiring tax NOL carryforwards. The year ended June 30, 2009 includes a net reduction in our investment portfolio of $49.9 million, while the same period in the prior fiscal year includes net additions to our investment portfolio of $12.0 million and the settlement of a $20.0 million receivable for securities in July 2007. The net proceeds from the reduction in our investment portfolio during the year ended June 30, 2009 were being held in short-term cash equivalents at June 30, 2009. Financing activities for the year ended June 30, 2009 and 2008 included principal prepayments made on our former term loan and revolving credit facility.

Our holding company requires cash for general corporate overhead expenses and for debt service related to our debentures payable. The holding company's primary sources of unrestricted cash to meet its obligations are dividends from our insurance company subsidiaries and from the sale of ancillary products to our insureds. The holding company will also receive cash from operating activities as a result of investment income. Through an intercompany tax allocation arrangement, taxable losses of the holding company will provide cash to the holding company to the extent that taxable income is generated by the insurance company subsidiaries. At June 30, 2009, we had $3.2 million available in unrestricted cash and investments outside of the insurance company subsidiaries. These funds and the additional unrestricted cash from the sources noted above will be used to pay the future requirements outside of the insurance company subsidiaries.

After the October 2008 termination of our credit facility, the debt service requirements of the holding company were limited to the debentures payable. Such debentures are interest-only and mature in full in July 2037. Interest is fixed annually through July 2012 at $3.9 million. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which time the rate becomes variable (LIBOR plus 375 basis points).

The remaining amounts due under our Georgia litigation settlement, which includes $2.6 million in estimated costs related to the utilization of available premium credits and any amounts to be paid with regards to reimbursement certificates, are the obligation of one of our insurance company subsidiaries. The remaining amounts due under our Alabama litigation settlement, which includes $0.4 million in estimated costs related to the utilization of available premium credits, and any amounts to be paid with regards to reimbursement certificates, are the obligation of the holding company as the insurance company subsidiaries are not a party to the Alabama settlement agreement.

State insurance laws limit the amount of dividends that may be paid from our insurance company subsidiaries. Based on our statutory capital and surplus, our ordinary dividend capacity for the next twelve months will be approximately $11.0 million. During October 2008, the insurance company subsidiaries paid ordinary dividends to the holding company of $2.5 million, the proceeds of which were used to repay our former debt facility. During March 2009, the insurance company subsidiaries paid ordinary dividends to the holding company of $1.5 million, the proceeds of which were used to pay a portion of the costs of the Alabama litigation settlement.

The National Association of Insurance Commissioners Model Act for risk-based capital provides formulas to determine the amount of statutory capital and surplus that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. There are statutory guidelines that suggest that on an annual calendar year basis, the insurance company subsidiaries should not exceed a ratio of net premiums written to statutory capital and surplus of 3-to-1. We believe that our insurance company subsidiaries have sufficient financial resources available to support their net premium writings in both the short-term and the reasonably foreseeable future.

We believe that existing cash and investment balances, when combined with anticipated cash flows as noted above, will be adequate to meet our expected liquidity needs, for both the holding company and its insurance company subsidiaries, in both the short-term and the reasonably foreseeable future. Any future growth strategy may require external financing, and we may from time to time seek to obtain external financing. We cannot assure that additional sources of financing will be available to us on favorable terms, or at all, or that any such financing would not negatively impact our results of operations.

Former Credit Facility

We entered into an amendment to our credit agreement effective September 10, 2008 and terminated the credit facility effective October 31, 2008. The amended terms (i) accelerated the maturity date of the term loan facility to October 31, 2008, (ii) eliminated the revolving credit facility and (iii) removed all financial covenants for the remaining term. The unpaid balance under our credit agreement was paid in full on October 31, 2008. We entered into an interest rate swap agreement in January 2006 that fixed the interest rate on the term loan facility at 6.63%. Effective September 30, 2008, we cancelled the interest rate swap agreement for $0.1 million.

Trust Preferred Securities

On June 15, 2007, First Acceptance Statutory Trust I ("FAST I"), our wholly-owned unconsolidated subsidiary trust entity, completed a private placement whereby FAST I issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to us, also at $1,000 per share. FAST I used the proceeds from the sale of the preferred securities to purchase $41.2 million of junior subordinated debentures from us. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points). The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during any such deferments. FAST I does not meet the requirements for consolidation of Financial Accounting Standards Board Interpretation No. 46(R), *Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51*.

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements (e.g., operating leases) where the economics and sound business principles warrant their use.

Contractual Obligations

The following table summarizes all of our contractual obligations by period as of June 30, 2009 (in thousands).

	Payments Due By Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Loss and loss adjustment expense reserves (1)	$ 83,973	$ 31,154	$ 37,788	$ 11,168	$ 3,863
Debentures payable (2)	97,833	3,826	7,652	3,753	82,602
Capitalized lease obligations	227	70	145	12	--
Operating leases (3)	21,050	9,242	8,897	1,639	1,272
Litigation settlement (4)	3,093	3,093	--	--	--
Severance agreement obligations	444	410	34	--	--
Other	189	103	86	--	--
Total contractual cash obligations	$ 206,809	$ 47,898	$ 54,602	$ 16,572	$ 87,737

(1) Loss and loss adjustment expense reserves do not have contractual maturity dates; however, based on historical payment patterns, the amount presented is our estimate of the expected timing of these payments. The timing of these payments is subject to significant uncertainty. We maintain a portfolio of marketable investments with varying maturities and a substantial amount of cash and cash equivalents intended to provide adequate cash flows for such payments.

(2) Payments due by period assume a contractual fixed interest rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points, or 4.345% as of June 30, 2009).

(3) Consists primarily of rental obligations under real estate leases related to our retail locations and corporate offices.

(4) Consists primarily of the provision associated with the estimated utilization of available premium credits for Georgia and Alabama litigation settlement class members who were insured by the Company at June 30, 2009 and received the premium credits. For additional information with respect to the litigation settlements, see "Item 3. Legal Proceedings" and Note 17 to our consolidated financial statements.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. As more information becomes known, these estimates and assumptions could change, thus having an impact on the amounts reported in the future. The following are considered to be our critical accounting estimates.

Valuation of deferred tax asset

We maintain income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and operating loss and tax credit carryforwards and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. Valuation of the deferred tax asset is considered a critical accounting estimate because the determination of our ability to utilize the asset involves a number of management assumptions relating to future operations that could materially affect the determination of the ultimate value and, therefore, the carrying amount of our deferred tax asset.

Goodwill and identifiable intangible assets

Goodwill and other identifiable intangible assets are attributable to our insurance operations and were initially recorded at their estimated fair values at the date of acquisition. Goodwill and other intangible assets having an indefinite useful life are not amortized for financial statement purposes. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* we are required to perform annual impairment tests of our goodwill and intangible assets. We perform our annual impairment tests as of the last day of the fourth quarter of each fiscal year. In the event that facts and circumstances indicate that the goodwill and other identifiable intangible assets may be impaired, an interim impairment test would be required. Intangible assets with finite lives have been fully amortized over their useful lives.

The goodwill impairment test is a two-step process that requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts, and comparing those estimated fair values with the carrying values of those assets and liabilities, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

Our evaluation includes multiple assumptions, including estimated discounted cash flows and other estimates that may change over time. If future discounted cash flows become less than those projected by us, further impairment charges may become necessary that could have a materially adverse impact on our results of operations and financial condition. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decrease in our common stock trading price could also indicate that an impairment of goodwill exists.

Investments

Our investments are recorded at fair value, which is typically based on publicly available quoted prices. From time to time, the carrying value of our investments may be temporarily impaired because of the inherent volatility of publicly-traded investments. Management reviews investments for impairment on a quarterly basis. A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a charge against income for the credit-related portion of any such impairment.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. We routinely monitor our fixed maturities portfolio for changes in fair value that might indicate potential impairments and perform detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in SEC filings for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable to market or sector declines where we do not intend to sell the security and it is more likely than not that we will not be required to sell the security before the recovery of its amortized cost basis are not deemed to be other-than-temporary.

Losses and loss adjustment expense reserves

Loss and loss adjustment expense reserves represent our best estimate of our ultimate liability for losses and loss adjustment expenses relating to events that occurred prior to the end of any given accounting period but have not been paid. Months and potentially years may elapse between the occurrence of an automobile accident covered by one of our insurance policies, the reporting of the accident and the payment of the claim. We record a liability for estimates of losses that will be paid for accidents that have been reported, which is referred to as case reserves. As accidents are not always reported when they occur, we estimate liabilities for accidents that have occurred but have not been reported.

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies that our insurance company subsidiaries underwrite. Each of the insurance company subsidiaries establishes a reserve for all of its unpaid losses, including case reserves and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels, on the assumption that historical loss experience provides a good indication of future loss experience. We also consider various other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. Our actuarial staff continually monitors these estimates on a state and coverage level. We utilize our actuarial staff to determine appropriate reserve levels. As experience develops or new information becomes known, we increase or decrease the level of our reserves in the period in which changes to the estimates are determined. Accordingly, the actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. See "Item 1. Business – Loss and Loss Adjustment Expense Reserves" for additional information.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements made in this report, other than statements of historical fact, are forward-looking statements. You can identify these statements from our use of the words "may," "should," "could," "potential," "continue," "plan," "forecast," "estimate," "project," "believe," "intent," "anticipate," "expect," "target," "is likely," "will," or the negative of these terms and similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, among other things:

- statements and assumptions relating to future growth, income, income per share and other financial performance measures, as well as management's short-term and long-term performance goals;
- statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events;
- statements relating to our business and growth strategies; and
- any other statements or assumptions that are not historical facts.

We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. Our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in "Item 1A. Risk Factors", as well as other sections, of this report.

You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this report. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio, which is exposed primarily to interest rate risk and credit risk. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates; generally, the fair value of fixed-income investments moves inversely with movements in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This portfolio composition allows flexibility in reacting to fluctuations of interest rates. The portfolios of our insurance company subsidiaries are managed to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

Interest Rate Risk

The fair values of our fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in the fair values of those instruments. Additionally, the fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

The following table summarizes the estimated effects of hypothetical increases and decreases in interest rates resulting from parallel shifts in market yield curves on our fixed maturity portfolio (in thousands). It is assumed that the effects are realized immediately upon the change in interest rates. The hypothetical changes in market interest rates do not reflect what could be deemed best or worst case scenarios. Variations in market interest rates could produce significant changes in the timing of repayments due to prepayment options available. For these reasons, actual results might differ from those reflected in the table.

	Sensitivity to Instantaneous Interest Rate Changes (basis points)					
	(100)	(50)	0	50	100	200
Fair value of fixed maturity portfolio	$ 145,403	$ 142,833	$ 140,311	$ 137,851	$ 135,440	$ 130,804

The following table provides information about our fixed maturity investments at June 30, 2009 which are sensitive to interest rate risk. The table shows expected principal cash flows (at par value, which differs from amortized cost as a result of discounts at the time of purchase and OTTI) by expected maturity date for each of the five fiscal years and collectively for all fiscal years thereafter (in thousands). Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. CMOs and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

Year Ended June 30,	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	Amount
2010	$ 8,655	$ 1,703	$ 250	$ 10,608
2011	14,980	901	--	15,881
2012	22,556	3,301	--	25,857
2013	15,137	3,257	--	18,394
2014	7,783	1,878	--	9,661
Thereafter	39,076	20,707	--	59,783
Total	$ 108,187	$ 31,747	$ 250	$ 140,184
Fair value	$ 114,065	$ 25,882	$ 364	$ 140,311

On June 15, 2007, our wholly-owned unconsolidated trust entity, FAST I, used the proceeds from its sale of trust preferred securities to purchase $41.2 million of junior subordinated debentures. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points).

Credit Risk

Credit risk is managed by diversifying the portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. The largest investment in any one fixed maturity security, excluding U.S. government and agency securities, is $1.9 million, or 1% of the fixed maturity portfolio. The top five investments make up 7% of the fixed maturity portfolio. The average credit quality rating for our fixed maturity portfolio was AA+ at June 30, 2009. There are no fixed maturities in the portfolio that have not produced investment income during the previous twelve months.

The following table shows our fixed maturity portfolio by Standard & Poor's Corporation rating as of June 30, 2009 (in thousands).

Comparable Rating	Amortized Cost	% of Amortized Cost	Fair Value	% of Fair Value
AAA	$ 55,069	39.1%	$ 56,165	40.0%
AA+, AA, AA-	24,256	17.2%	24,200	17.2%
A+, A, A-	42,602	30.3%	42,968	30.6%
BBB+, BBB, BBB-	15,514	11.0%	14,272	10.2%
Total investment grade	137,441	97.6%	137,605	98.0%
BB+, BB, BB-	2,955	2.1%	2,473	1.8%
CCC+, CCC, CCC-	60	0.1%	60	0.1%
CC+, CC, CC-	393	0.2%	173	0.1%
Total non-investment grade	3,408	2.4%	2,706	2.0%
Total	$ 140,849	100.0%	$ 140,311	100.0%

The mortgage industry has experienced a rise in mortgage delinquencies and foreclosures, particularly among lower quality exposures ("sub-prime" and "Alt-A"). As a result of these increasing delinquencies and foreclosures, many CMOs with underlying sub-prime and Alt-A mortgages as collateral experienced significant declines in fair value. We have only modest exposure to sub-prime investments and no exposure to Alt-A investments. At June 30, 2009, our fixed maturity portfolio included three CMOs having sub-prime exposure with a fair value of $0.7 million, one of which was rated investment grade.

In early 2008, several municipal bond insurers had their credit ratings downgraded or placed under review by the major nationally recognized credit rating agencies. Fitch, one of the nationally recognized credit rating agencies, downgraded AMBAC to a rating of AA from AAA. Our investment portfolio consists of $38.9 million of municipal bonds, of which $26.8 million are insured. Of the insured bonds, 66% are insured with MBIA, 18% with AMBAC and 16% with XL Capital. These securities are paying their principal and periodic interest timely.

The following table presents the underlying ratings as of June 30, 2009, represented by the lower of either Standard and Poor's, Fitch's, or Moody's ratings, of the municipal bond portfolio (in thousands).

	Insured		Uninsured		Total	
	Fair Value	% of Fair Value	Fair Value	% of Fair Value	Fair Value	% of Fair Value
AAA	$ --	--	$ 4,792	39%	$ 4,792	12%
AA+, AA, AA-	13,573	51%	6,254	52%	19,827	51%
A+, A, A-	11,727	44%	1,050	9%	12,777	33%
BBB+, BBB, BBB-	1,502	5%	--	--	1,502	4%
Total	$ 26,802	100%	$ 12,096	100%	$ 38,898	100%

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited the accompanying consolidated balance sheets of First Acceptance Corporation and subsidiaries (the "Company") as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2009. Our audits also included the financial statement schedules listed in the index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Acceptance Corporation and subsidiaries at June 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Acceptance Corporation and subsidiaries' internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 14, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
September 14, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited First Acceptance Corporation and subsidiaries' (the "Company") internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Acceptance Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Acceptance Corporation and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2009, and our report dated September 14, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
September 14, 2009

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	June 30,	
ASSETS	**2009**	**2008**
Fixed maturities, available-for-sale at fair value (amortized cost of $140,849 and $190,040, respectively)	$ 140,311	$ 189,570
Cash and cash equivalents	77,201	38,646
Premiums and fees receivable, net of allowance of $419 and $651	45,309	63,377
Deferred tax asset, net	--	17,593
Other assets	11,866	10,177
Property and equipment, net	3,921	4,876
Deferred acquisition costs	3,896	4,549
Goodwill	70,092	138,082
Identifiable intangible assets	6,360	6,360
TOTAL ASSETS	$ 358,956	$ 473,230
LIABILITIES AND STOCKHOLDERS' EQUITY		
Loss and loss adjustment expense reserves	$ 83,973	$ 101,407
Unearned premiums and fees	57,350	77,237
Notes payable	--	3,913
Debentures payable	41,240	41,240
Other liabilities	16,537	23,974
Total liabilities	199,100	247,771
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000 shares authorized	--	--
Common stock, $.01 par value, 75,000 shares authorized; 48,312 and 48,055 shares issued and outstanding, respectively	483	481
Additional paid-in capital	464,720	462,601
Accumulated other comprehensive loss	(538)	(470)
Accumulated deficit	(304,809)	(237,153)
Total stockholders' equity	159,856	225,459
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 358,956	$ 473,230

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended June 30, 2009	2008	2007
Revenues:			
Premiums earned	$ 224,113	$ 285,914	$ 300,661
Commission and fee income	31,759	36,479	37,324
Investment income	9,504	11,250	8,863
Net realized gains (losses) on fixed maturities, available-for-sale	89	(1,244)	(61)
Other	--	--	850
	265,465	332,399	347,637
Costs and expenses:			
Losses and loss adjustment expenses	149,277	219,943	241,908
Insurance operating expenses	87,124	98,433	97,629
Other operating expenses	1,307	2,415	2,623
Litigation settlement	1,570	7,468	--
Stock-based compensation	2,053	1,507	1,063
Depreciation and amortization	1,910	1,679	1,624
Interest expense	4,138	4,977	1,874
Goodwill impairment	67,990	--	--
	315,369	336,422	346,721
Income (loss) before income taxes	(49,904)	(4,023)	916
Provision for income taxes	18,396	13,822	17,586
Net loss	$ (68,300)	$ (17,845)	$ (16,670)
Net loss per share:			
Basic and diluted	$ (1.43)	$ (0.37)	$ (0.35)
Number of shares used to calculate net loss per share:			
Basic and diluted	47,664	47,628	47,584
Reconciliation of net loss to comprehensive loss:			
Net loss	$ (68,300)	$ (17,845)	$ (16,670)
Unrealized change in investments	(68)	2,303	690
Other	--	(121)	121
	(68,368)	(15,663)	(15,859)
Applicable provision for income taxes	--	--	--
Comprehensive loss	$ (68,368)	$ (15,663)	$ (15,859)

	2009	2008	2007
Detail of net realized gains (losses) on fixed maturities, available-for-sale:			
Net realized gains (losses) on sales	$ 2,509	$ 170	$ (61)
Unrealized losses on fixed maturities with other-than-temporary impairment charges	(3,640)	(1,414)	--
Non-credit portion included in comprehensive income (loss)	1,220	--	--
Other-than-temporary impairment charges recognized in income (loss)	(2,420)	(1,414)	--
Net realized gains (losses) on fixed maturities, available-for-sale	$ 89	$ (1,244)	$ (61)

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity
	Shares	Amount				
Balances at June 30, 2006	47,535	$ 475	$ 459,049	$ (3,463)	$ (202,638)	$ 253,423
Net loss	--	--	--	--	(16,670)	(16,670)
Net unrealized change on investments (net of tax of $0)	--	--	--	690	--	690
Unrealized change on interest rate swap agreement	--	--	--	121	--	121
Sale of common stock	50	1	590	--	--	591
Stock-based compensation	5	--	1,063	--	--	1,063
Issuance of shares under Employee Stock Purchase Plan	25	--	266	--	--	266
Balances at June 30, 2007	47,615	476	460,968	(2,652)	(219,308)	239,484
Net loss	--	--	--	--	(17,845)	(17,845)
Net unrealized change on investments (net of tax of $0)	--	--	--	2,303	--	2,303
Unrealized change on interest rate swap agreement	--	--	--	(121)	--	(121)
Issuance of restricted common stock	400	4	(4)	--	--	--
Stock-based compensation	5	1	1,506	--	--	1,507
Issuance of shares under Employee Stock Purchase Plan	35	--	131	--	--	131
Balances at June 30, 2008	48,055	481	462,601	(470)	(237,153)	225,459
Cumulative effect of accounting change	--	--	--	(644)	644	--
Net loss	--	--	--	--	(68,300)	(68,300)
Net unrealized change on investments (net of tax of $0)	--	--	--	576	--	576
Issuance of restricted common stock	225	2	(2)	--	--	--
Stock-based compensation	5	--	2,053	--	--	2,053
Issuance of shares under Employee Stock Purchase Plan	27	--	68	--	--	68
Balances at June 30, 2009	48,312	$ 483	$ 464,720	$ (538)	$ (304,809)	$ 159,856

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2009	2008	2007
Cash flows from operating activities:			
Net loss	$ (68,300)	$ (17,845)	$ (16,670)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:			
Depreciation and amortization	1,910	1,679	1,624
Stock-based compensation	2,053	1,507	1,063
Deferred income taxes	17,593	13,343	17,132
Goodwill impairment	67,990	--	--
Other-than-temporary impairment on investment securities	2,420	1,414	--
Net realized gains (losses) on sales of investments	(2,509)	(170)	61
Other	129	113	132
Change in:			
Premiums and fees receivable	18,023	8,349	(6,614)
Loss and loss adjustment expense reserves	(17,434)	9,961	28,624
Unearned premiums and fees	(19,887)	(11,594)	10,500
Litigation settlement	(3,975)	6,721	--
Other	(3,328)	4,890	875
Net cash provided by (used in) operating activities	(5,315)	18,368	36,727
Cash flows from investing activities:			
Purchases of fixed maturities, available-for-sale	(16,228)	(44,408)	(101,295)
Maturities and paydowns of fixed maturities, available-for-sale	19,980	13,697	7,048
Sales of fixed maturities, available-for-sale	46,128	18,719	45,932
Net change in receivable/payable for securities	(1,045)	20,019	(22,889)
Purchase of common stock in trust	--	--	(1,240)
Capital expenditures	(1,003)	(2,422)	(1,769)
Cash paid for acquisitions	--	--	(1,037)
Other	(130)	(253)	(254)
Net cash provided by (used in) investing activities	47,702	5,352	(75,504)
Cash flows from financing activities:			
Proceeds from borrowings	--	--	5,000
Payments on borrowings	(3,913)	(19,147)	(5,552)
Proceeds from issuance of debentures	--	--	41,240
Net proceeds from issuance of common stock	68	131	857
Other	13	(219)	(141)
Net cash provided by (used in) financing activities	(3,832)	(19,235)	41,404
Net increase in cash and cash equivalents	38,555	4,485	2,627
Cash and cash equivalents, beginning of year	38,646	34,161	31,534
Cash and cash equivalents, end of year	$ 77,201	$ 38,646	$ 34,161

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

General

First Acceptance Corporation (the "Company") is a holding company based in Nashville, Tennessee with operating subsidiaries whose primary operations include the selling, servicing and underwriting of non-standard personal automobile insurance. The Company writes non-standard personal automobile insurance in 12 states and is licensed as an insurer in 13 additional states. The Company issues policies of insurance through three wholly-owned subsidiaries, First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. (the "Insurance Companies"). The Company has limited activities related to its attempts to market and dispose of foreclosed real estate held for sale.

Basis of Consolidation and Reporting

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries which are all wholly owned. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year's consolidated financial statements to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Actual results could differ from those estimates.

Investments

Fixed maturities, available-for-sale, include bonds with fixed principal payment schedules and mortgage-backed securities which are amortized using the retrospective method. These securities are carried at fair value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in other comprehensive income or loss.

Premiums and discounts on collateralized mortgage obligations ("CMOs") are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and the current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Investment securities are exposed to various risks such as interest rate, market and credit risk. Fair values of securities fluctuate based on changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. Management reviews investments for impairment on a quarterly basis. Fair values of investments are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on the fair value of comparable securities, discounted cash flow models or similar methods. Any decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a reduction in the amortized cost of the security.

In April 2009, the Financial Accounting Standards Board ("FASB") issued Staff Position No. 115-2, *Recognition and Presentation of Other-Than-Temporary Impairments* ("FSP FAS 115-2"). Under this guidance, if management can assert that it does not intend to sell an impaired fixed maturity security and it is more likely than not that it will not have to sell the security before recovery of its amortized cost basis, then an entity may separate other-than-temporary impairments ("OTTI") into the following two components: (i) the amount related to credit losses (charged against income) and (ii) the amount related to all other factors (recorded in other comprehensive loss). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge is required to reduce the amortized cost of that security to fair value. The Company adopted FSP FAS 115-2 effective April 1, 2009, and recorded a cumulative effect adjustment of $0.6 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive loss.

Realized gains and losses on sales of securities are computed based on specific identification.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand deposits and highly-liquid investments. All investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition

Insurance premiums earned are recognized on a pro-rata basis over the respective terms of the policies. Written premiums are recorded as of the effective date of the policies for the full policy premium, although most policyholders elect to pay on a monthly installment basis. Policy and renewal fees are included in premiums earned and are recognized on a pro-rata basis over the respective terms of the policies. Premiums are generally collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk. Premiums receivable are recorded net of an estimated allowance for uncollectible amounts.

Commission income and other fees on policies written for unaffiliated insurance companies are recognized at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. Commissions on premium endorsements are recognized when premiums are processed. Motor club fees written by an affiliate are earned on a pro-rata basis over the respective terms of the contracts and included in commission and fee income. Fees are paid monthly by motor club members and are generally collected in advance of providing coverage, minimizing the Company's exposure to credit risk.

Fee income includes installment fees to compensate the Company for the costs of providing installment payment plans, as well as late payment, policy cancellation, policy rewrite and reinstatement fees. Installment fees are recognized as revenue when each installment is billed, while all other fees are recognized on a collected basis.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance for the deferred tax asset is established based upon management's estimate of whether it is more likely than not that the Company would not realize tax benefits in future periods to the full extent available. Changes in the valuation allowance are recognized in income during the period in which the circumstances that cause such a change in management's estimate occur.

The Company accounts for income tax uncertainties under the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). The Company has recognized no additional liability or reduction in deferred tax asset for unrecognized tax benefits and the Company had no FIN 48 tax liabilities at June 30, 2009 and 2008. Any interest and penalties incurred in connection with income taxes are recorded as a component of the provision (benefit) for income taxes. The Company is generally not subject to U.S. federal, state or local income tax examinations by tax authorities for taxable years prior to June 30, 2005.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended June 30, 2009, 2008 and 2007 was $9.6 million, $11.9 million and $11.7 million, respectively. At June 30, 2009 and 2008, prepaid advertising costs, which are included in other assets in the accompanying consolidated balance sheets, were $2.2 million and $2.4 million, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets (generally ranging from three to seven years) using the straight-line method. Leasehold improvements are amortized over the shorter of the lives of the respective leases or the service lives of the improvements. Repairs and maintenance are charged to expense as incurred. Equipment under capitalized lease obligations is stated at the present value of the minimum lease payments at the beginning of the lease term.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale is recorded at the lower of cost or fair value less estimated costs to sell. The Company periodically reviews its portfolio of foreclosed real estate held for sale using current information including (i) independent appraisals, (ii) general economic factors affecting the area where the property is located, (iii) recent sales activity and asking prices for comparable properties and (iv) costs to sell and/or develop that would serve to lower the expected proceeds from the disposal of the real estate. Gains (losses) realized on liquidation are recorded directly to operations and included in other revenues. Foreclosed real estate held for sale assets at June 30, 2009 and 2008 of $0.7 million and $0.6 million, respectively, are included in other assets.

Deferred Acquisition Costs

Deferred acquisition costs include premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned, to the extent that such costs are deemed recoverable from future unearned premiums and anticipated investment income. Amortization expense for the years ended June 30, 2009, 2008 and 2007 was $15.8 million, $18.2 million and $20.5 million, respectively.

Goodwill and Other Identifiable Intangible Assets

Goodwill and other identifiable intangible assets are attributable to the Company's insurance operations and were initially recorded at their estimated fair values at the date of acquisition. Goodwill and other intangible assets having an indefinite useful life are not amortized for financial statement purposes. In accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets,* the Company is required to perform annual impairment tests of its goodwill and intangible assets. The Company performs its annual impairment tests as of the last day of the fourth quarter of each fiscal year. In the event that facts and circumstances indicate that the goodwill and other identifiable intangible assets may be impaired, an interim impairment test would be required. Intangible assets with finite lives have been fully amortized over their useful lives.

The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts, and comparing those estimated fair values with the carrying values of those assets and liabilities, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

As a result of adverse impact of the difficult economic conditions on our customers and our business and the resulting decline in our share price during the most recent quarter, we have estimated that a goodwill impairment charge would be required upon the completion of a detailed allocation of the reporting unit fair value. Accordingly, the Company recognized a non-cash, pre-tax goodwill impairment charge of $68.0 million in the fourth quarter of fiscal year 2009. Due to the complexity of the fair value calculations involved, it is expected that the goodwill impairment charge will be finalized by the end of the first quarter of fiscal year 2010 and it is not expected to differ materially from this estimate. The key assumptions used to determine the fair value of the Company's reporting unit, from a market participant's perspective, included (i) long-term revenue growth rates ranging from 5% to 10%, (ii) a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with its operations, and (iii) recent industry transaction trends in price to tangible book multiples and related returns on tangible equity. Management does not believe that the estimated goodwill impairment charge will have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

The Company's evaluation includes multiple assumptions, including estimated discounted cash flows and other estimates that may change over time. If future discounted cash flows become less than those projected by the Company, further impairment charges may become necessary that could have a materially adverse impact on the Company's results of operations and financial condition. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decrease in the Company's common stock trading price could also indicate that an impairment of goodwill exists.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves are undiscounted and represent case-basis estimates of reported losses and estimates based on certain actuarial assumptions regarding the past experience of reported losses, including an estimate of losses incurred but not reported. Management believes that the loss and loss adjustment reserves are adequate to cover the ultimate liability. However, such estimate may be more or less than the amount ultimately paid when the claims are finally settled.

Recent Accounting Pronouncements

Effective July 1, 2008, the Company adopted the provisions of FASB Statement No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. The adoption of SFAS 157 did not have a material impact on the results of operations or financial condition of the Company. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 in its determination of estimated fair values effective June 30, 2009, and the impact was not material. In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That Are Not Orderly* ("FSP 157-4"). FSP 157-4 provides guidance on estimating the fair value of an asset or liability when there is no active market and on identifying transactions that are not orderly. The Company has considered the guidance provided by FSP 157-4 in its determination of estimated fair values as of June 30, 2009, and the impact was not material.

Effective July 1, 2008, the Company adopted the provisions of FASB Statement No. 159, *Establishing the Fair Value Option for Financial Assets and Liabilities* ("SFAS 159"), which includes an amendment to FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement applies to all entities and most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115 applies to all entities with available-for-sale and trading securities. The Company did not elect the fair value option and, as a result, the adoption of SFAS 159 did not have an impact on the Company's results of operations or financial condition.

Effective April 1, 2009, the Company adopted the provisions of FSP FAS 115-2. Under this guidance, if management can assert that it does not intend to sell an impaired fixed maturity security and it is more likely than not that it will not have to sell the security before recovery of its amortized cost basis, then an entity may separate OTTI into the following two components: (i) the amount related to credit losses (recognized in income) and (ii) the amount related to all other factors (recorded in other comprehensive loss). Both components are required to be shown in the consolidated statements of operations. The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge is required to reduce the amortized cost of that security to fair value. As a result of the adoption of this pronouncement, the Company recorded a cumulative effect adjustment of $0.6 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive loss. This reclassification had no impact on reported earnings for the year ended June 30, 2009.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB Opinion No. 28-1, *Interim Disclosures about Fair Value of Financial Instruments,* which requires fair value disclosures in interim financial statements for financial instruments that are not reflected in the balance sheet at fair value. Formerly, these disclosures were only required annually. The Company will include these disclosures beginning with its quarter ending September 30, 2009.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material effect on the Company's financial condition or results of operations. The Company has evaluated subsequent events through the date the consolidated financial statements were issued, which was September 14, 2009.

In June 2009, the FASB issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168"), which establishes the *FASB Accounting Standards Codification* as the single source of authoritative accounting principles recognized by the FASB. Codification does not create new accounting and reporting standards but organizes their structure. The Company will adopt SFAS 168 beginning with its quarter ending September 30, 2009.

Supplemental Cash Flow Information

During the years ended June 30, 2009, 2008 and 2007, the Company paid $0.5 million, $0.5 million and $0.8 million, respectively, in income taxes and $4.0 million, $4.3 million and $1.7 million, respectively, in interest.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares, while diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of such common shares and dilutive share equivalents. Dilutive share equivalents result from the assumed exercise of employee stock options and vesting of restricted common stock and are calculated using the treasury stock method.

2. Business Combinations

Effective January 12, 2006, the Company acquired certain assets (principally the trade names, customer lists and relationships and the lease rights to 72 retail locations) of two non-standard automobile insurance agencies under common control in Chicago, Illinois. The Company received a monthly fee from the seller through December 31, 2006 totaling $5.0 million as compensation for servicing the run-off of business previously written by the agencies through other insurance companies. Fees of $0.9 million and $4.1 million were recognized and included in other revenues during the years ended June 30, 2007 and 2006, respectively. Of the $2.6 million in acquired identifiable intangible assets, $1.6 million was assigned to trademark and trade names, which are not subject to amortization. The remaining $1.0 million of acquired identifiable intangible assets relates to the value of customer lists and relationships and was fully amortized over a 30-month period through June 2008 in proportion to anticipated policy expirations.

For the years ended June 30, 2008 and 2007, amortization related to all identifiable intangible assets was $0.1 million and $0.4 million, respectively. At June 30, 2008, there were no remaining identifiable intangible assets subject to amortization.

3. Investments

Restrictions

At June 30, 2009, fixed maturities and cash equivalents with a fair value of $6.5 million (amortized cost of $6.9 million) were on deposit with various insurance departments as a requirement of doing business in those states. Cash equivalents of $6.2 million were on deposit with another insurance company as collateral for an assumed reinsurance contract.

Fair Value

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company holds available-for-sale fixed maturity investments, which are carried at fair value.

Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs are based on market data from independent sources, while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. All assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Quoted market prices for similar assets or liabilities in active markets; quoted prices by independent pricing services for identical or similar assets or liabilities in markets that are not active; and valuations, using models or other valuation techniques, that use observable market data. All significant inputs are observable, or derived from observable information in the marketplace, or are supported by observable levels at which transactions are executed in the market place.
- Level 3 - Instruments that use non-binding broker quotes or model driven valuations that do not have observable market data.

The following table presents the fair-value measurements for each major category of assets that are measured on a recurring basis as of June 30, 2009 (in thousands).

		Fair Value Measurements Using		
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 11,180	$ 11,180	$ --	$ --
State	8,563	--	8,563	--
Political subdivisions	1,854	--	1,854	--
Revenue and assessment	28,481	--	28,481	--
Corporate bonds	46,726	--	46,726	--
Collateralized mortgage obligations:				
Agency backed	31,926	--	31,926	--
Non-agency backed – residential	5,618	--	3,688	1,930
Non-agency backed – commercial	5,963	--	5,256	707
Total fixed maturities, available-for-sale	140,311	11,180	126,494	2,637
Cash and cash equivalents	77,201	77,201	--	--
Total	$ 217,512	$ 88,381	$ 126,494	$ 2,637

The fair values of the Company's fixed maturities are determined by management after taking into consideration available sources of data. All of the portfolio valuations classified as Level 1 or Level 2 in the above table are priced exclusively by utilizing the services of independent pricing sources using observable market data. The Level 2 classified security valuations are obtained from a single independent pricing service. The Level 3 classified securities in the table above consist of five CMOs that are priced from non-binding broker quotes obtained from a single dealer familiar with each particular security or model driven valuations that do not have observable market data. Based on the nature of these securities and the lack of similar securities trading to obtain observable market data, the Company believes that these Level 3 valuations are more subjective in nature. The Company has not made any adjustments to the prices obtained from the independent pricing sources and dealers.

The Company has reviewed the pricing techniques and methodologies of the independent pricing sources and dealers and believes that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. The Company monitored security-specific valuation trends and discussed material changes or the absence of expected changes with the pricing sources to understand the underlying factors and inputs and to validate the reasonableness of the pricing.

Based on the above categorization, the following table represents the quantitative disclosure for those assets included in category Level 3 as of June 30, 2009 (in thousands).

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance at July 1, 2008	$ 167
Total gains or losses (realized or unrealized):	
Included in net income (loss)	(63)
Included in comprehensive income (loss)	(24)
Purchases, sales, issuances and settlements	(25)
Transfers in and/or out of Level 3	2,582
Balance at June 30, 2009	$ 2,637

Investment Income and Net Realized Gains and Losses

The major categories of investment income follow (in thousands).

	Year Ended June 30,		
	2009	2008	2007
Fixed maturities, available-for-sale	$ 9,588	$ 9,747	$ 7,770
Cash and cash equivalents	383	1,824	1,520
Other	116	117	5
Investment expenses	(583)	(438)	(432)
	$ 9,504	$ 11,250	$ 8,863

The components of net realized gains (losses) on fixed maturities, available-for-sale are as follows (in thousands).

	Year Ended June 30,		
	2009	2008	2007
Realized gains on sales	$ 2,662	$ 424	$ 90
Realized losses on sales	(153)	(254)	(151)
Other-than-temporary impairment losses	(2,420)	(1,414)	--
	$ 89	$ (1,244)	$ (61)

The non-credit related portion of OTTI charges are included in other comprehensive loss. The amounts of such charges taken for securities still owned at June 30, 2009 were $0.6 million for non-agency backed residential CMOs and $0.6 million for non-agency backed commercial CMOs.

Fixed Maturities, Available-for-Sale

The following tables summarize the Company's fixed maturity securities (in thousands).

June 30, 2009	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. government and agencies	$ 10,744	$ 473	$ (37)	$ 11,180
State	8,238	344	(19)	8,563
Political subdivisions	1,834	52	(32)	1,854
Revenue and assessment	27,816	831	(166)	28,481
Corporate bonds	45,737	1,654	(665)	46,726
Collateralized mortgage obligations:				
Agency backed	30,656	1,270	--	31,926
Non-agency backed – residential	8,178	1	(2,561)	5,618
Non-agency backed – commercial	7,646	--	(1,683)	5,963
	$ 140,849	$ 4,625	$ (5,163)	$ 140,311

June 30, 2008	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. government and agencies	$ 32,046	$ 1,112	$ (1)	$ 33,157
State	7,423	168	(77)	7,514
Political subdivisions	3,606	7	(28)	3,585
Revenue and assessment	30,066	288	(440)	29,914
Corporate bonds	47,381	154	(1,006)	46,529
Collateralized mortgage obligations:				
Agency backed	52,701	650	(255)	53,096
Non-agency backed – residential	8,766	--	(721)	8,045
Non-agency backed – commercial	8,051	--	(321)	7,730
	$ 190,040	$ 2,379	$ (2,849)	$ 189,570

The following table sets forth the scheduled maturities of the Company's fixed maturity securities at June 30, 2009 based on their fair values (in thousands). Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Securities with Unrealized Gains	**Securities with Unrealized Losses**	**Securities with No Unrealized Gains or Losses**	**All Fixed Maturity Securities**
One year or less	$ 4,376	$ 905	$ 250	$ 5,531
After one through five years	50,827	1,951	--	52,778
After five through ten years	21,554	5,490	--	27,044
After ten years	4,777	6,674	--	11,451
No single maturity date	32,531	10,862	114	43,507
	$ 114,065	$ 25,882	$ 364	$ 140,311

The fair value and gross unrealized losses of fixed maturities, available-for-sale, by the length of time that individual securities have been in a continuous unrealized loss position follows (in thousands).

	Less than 12 months		12 months or longer		
June 30, 2009	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Total Gross Unrealized Losses**
U.S. government and agencies	$ 963	$ (37)	$ --	$ --	$ (37)
State	--	--	678	(19)	(19)
Political subdivisions	48	(1)	471	(31)	(32)
Revenue and assessment	533	(11)	4,305	(155)	(166)
Corporate bonds	--	--	8,022	(665)	(665)
Collateralized mortgage obligations					
Agency backed	--	--	--	--	--
Non-agency backed – residential	--	--	4,898	(2,561)	(2,561)
Non-agency backed – commercial	--	--	5,964	(1,683)	(1,683)
	$ 1,544	$ (49)	$ 24,338	$ (5,114)	$ (5,163)

	Less than 12 months		12 months or longer		
June 30, 2008	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Total Gross Unrealized Losses**
U.S. government and agencies	$ 1,000	$ (1)	$ --	$ --	$ (1)
State	1,056	(77)	--	--	(77)
Political subdivisions	1,540	(6)	537	(22)	(28)
Revenue and assessment	13,237	(439)	23	(1)	(440)
Corporate bonds	30,055	(566)	2,572	(440)	(1,006)
Collateralized mortgage obligations					
Agency backed	13,365	(255)	--	--	(255)
Non-agency backed – residential	2,080	(78)	5,216	(643)	(721)
Non-agency backed – commercial	4,857	(110)	2,041	(211)	(321)
	$ 67,190	$ (1,532)	$ 10,389	$ (1,317)	$ (2,849)

The number of securities with gross unrealized gains and losses follows. Gross unrealized losses are further segregated by the length of time that individual securities have been in a continuous unrealized loss position.

	Gross Unrealized Losses		
As of:	**Less than or equal to 12 months**	**Greater than 12 months**	**Gross Unrealized Gains**
June 30, 2009	3	37	133
June 30, 2008	79	16	108

The fair value and gross unrealized losses of those securities in a continuous unrealized loss position for greater than 12 months at June 30, 2009 follows. Gross unrealized losses are further segregated by the percentage of amortized cost (in thousands, except number of securities).

Gross Unrealized Losses	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**
Less than 10%	17	$ 15,368	$ (766)
Greater than 10%	20	8,970	(4,348)
	37	$ 24,338	$ (5,114)

The following table sets forth the amount of gross unrealized loss by current severity (as compared to amortized cost) and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2009 (in thousands).

Length of Gross Unrealized Losses:	Fair Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses	Severity of Gross Unrealized Losses		
			Less than 5%	5% to 10%	Greater than 10%
Less than or equal to:					
Three months	$ --	$ --	$ --	$ --	$ --
Six months	1,011	(38)	(38)	--	--
Nine months	--	--	--	--	--
Twelve months	533	(11)	(11)	--	--
Greater than twelve months	24,338	(5,114)	(249)	(517)	(4,348)
Total	$ 25,882	$ (5,163)	$ (298)	$ (517)	$ (4,348)

Other-Than-Temporary Impairment

Effective April 1, 2009, the Company adopted the provisions of FSP FAS 115-2. Under this guidance, the Company separates OTTI into the following two components: (i) the amount related to credit losses which is recognized in the consolidated statement of operations and (ii) the amount related to all other factors which is recorded in other comprehensive income (loss). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. As a result of the adoption of this pronouncement, the cumulative effect resulted in an adjustment of $0.6 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive loss.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. The Company routinely monitors its fixed maturities portfolio for changes in fair value that might indicate potential impairments and performs detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

The issuer-specific factors considered in reaching the conclusion that securities with declines are not other-than-temporary include (i) the extent and duration of the decline in fair value, including the duration of any significant decline in value, (ii) whether the security is current as to payments of principal and interest, (iii) a valuation of any underlying collateral, (iv) current and future conditions and trends for both the business and its industry, (v) changes in cash flow assumptions for CMOs and (vi) rating agency actions. Based on these factors, the Company will make a determination as to the probability of recovering principal and interest on the security.

The number and amount of securities for which the Company has recorded OTTI are presented in the following table (in thousands). Impairment in fiscal year 2009 included additional charges to the six CMOs initially impaired in fiscal year 2008. The Company recognized no OTTI in fiscal year 2007.

	Year Ended June 30,			
	2009		2008	
	Number of Securities	OTTI	Number of Securities	OTTI
Corporate bonds	3	$ (871)	--	$ --
Collateralized mortgage obligations:				
Non-agency backed – residential	5	(1,564)	3	(778)
Non-agency backed – commercial	4	(1,205)	3	(636)
	12	(3,640)	6	(1,414)
Portion of loss recognized in accumulated other comprehensive loss		1,220		--
Net OTTI recognized in income		$ (2,420)		$ (1,414)

The following is a rollforward of OTTI showing the amounts that have been recognized in net loss and reclassified to accumulated other comprehensive loss as a result of the cumulative effect of accounting change (in thousands).

Recognized in net loss:	
Year ended June 30, 2008	$ (1,414)
Nine months ended March 31, 2009	(1,987)
	(3,401)
Cumulative effect of accounting change	644
Balance at April 1, 2009	(2,757)
Recognized in net loss:	
Three months ended June 30, 2009	(433)
	$ (3,190)

On a quarterly basis, the Company reviews cash flow estimates for certain non-agency backed CMOs of lessor credit quality following the guidance of FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* ("FSP EITF 99-20-1"). Accordingly, when changes in estimated cash flows from previous estimates occur due to actual prepayment and credit loss experience, and the present value of the revised cash flows is less than the present value previously estimated, OTTI is deemed to have occurred. For non-agency backed CMOs not subject to FSP EITF 99-20-1, the Company prepares quarterly projected cash flow analyses and when it is indicated that a principal loss is probable, OTTI is deemed to have occurred. The timing of projected cash flows on CMOs has changed as economic conditions have prevented the underlying borrowers from refinancing the mortgages underlying these securities, thereby reducing the amount of projected prepayments. Likewise, economic conditions have caused an increase in the actual and projected delinquencies in the underlying mortgages. These factors have resulted in the OTTI that the Company has recognized related to non-agency backed CMOs.

The Company's review of non-agency backed CMOs included an analysis of available information such as collateral quality, anticipated cash flows, credit enhancements, default rates, loss severities, the securities' relative position in their respective capital structures, and credit ratings from statistical rating agencies. The Company reviews quarterly projected cash flow analyses for each security utilizing current assumptions regarding (i) actual and anticipated delinquencies, (ii) delinquency transition-to-default rates, and (iii) loss severities. Based on its quarterly reviews, the Company determined that there had not been an adverse change in projected cash flows, except in the case of those securities previously discussed which incurred OTTI charges. The Company believes that the unrealized losses on these securities are not necessarily predictive of the ultimate performance of the underlying collateral. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before the recovery of their amortized cost basis.

The OTTI charges on corporate bonds was recognized as these bonds were considered to be impaired based on the extent and duration of the declines in their fair values and issuer-specific fundamentals relating to (i) poor operating results and weakened financial conditions, (ii) negative industry trends further impacted by the recent economic decline, and (iii) a series of downgrades to their credit ratings. Based on the factors that existed at the time of impairment, the Company did not believe that these bonds would recover their unrealized losses in the near future.

The Company believes that the remaining securities having unrealized losses at June 30, 2009 were not other-than-temporarily impaired. The Company also does not intend to sell any of these securities and it is more likely than not that the Company will not be required to sell any of these securities before the recovery of their amortized cost basis.

4. Reinsurance

Total premiums written and earned are summarized as follows (in thousands).

	Year Ended June 30,					
	2009		2008		2007	
	Written	Earned	Written	Earned	Written	Earned
Direct	$ 187,935	$ 206,358	$ 253,807	$ 265,630	$ 290,784	$ 280,946
Assumed	17,044	17,755	20,167	20,284	19,872	19,715
Total	$ 204,979	$ 224,113	$ 273,974	$ 285,914	$ 310,656	$ 300,661

Assumed business represents private-passenger non-standard automobile insurance premiums produced by a managing general agency subsidiary in Texas written through a program with a county mutual insurance company and assumed by the Company through 100% quota-share reinsurance.

The percentages of premiums assumed to net premiums written for the years ended June 30, 2009, 2008 and 2007 were 8%, 7% and 6%, respectively.

5. Stock-Based Compensation Plans

Employee Stock-Based Incentive Plan

The Company has issued stock options ("Stock Option Awards") and restricted common stock ("Restricted Stock Awards") to employees under its 2002 Long Term Incentive Plan, as amended (the "Plan"), and accounts for such issuances in accordance with FASB Statement No. 123 (Revised), *Share Based Payment*. At June 30, 2009, there were 2,110,748 shares remaining available for issuance under the Plan. Stock Option Awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Stock Option Awards expire over ten years and generally vest equally in annual installments over four or five years, while the Restricted Stock Awards vest in designated installments through October 1, 2011. Certain awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

During the years ended June 30, 2009 and 2008, the Company issued Restricted Stock Awards for 224,574 and 400,000 shares, respectively, of restricted common stock to certain employees pursuant to the Plan and Restricted Stock Award Agreements. Pursuant to the Restricted Stock Award Agreements, 190,000 Restricted Stock Awards vested on July 1, 2009, 240,000 Restricted Stock Awards will vest in annual installments through fiscal year 2012, 17,537 Restricted Stock Awards will vest equally in annual installments over four years through fiscal year 2013 and 177,037 Restricted Stock Awards will vest equally in annual installments over five years through fiscal year 2014. Expected compensation expense related to the issuance of these Restricted Stock Awards is $1.8 million, which will be amortized through March 2014.

Compensation expense related to Stock Option Awards is calculated under the fair value method and is recorded on a straight-line basis over the vesting period. Fair value of the Stock Option Awards was estimated at the grant dates using the Black-Scholes option pricing model based on the following assumptions.

	Year Ended June 30,		
	2009	2008	2007
Expected option term	--	10 years	10 years
Annualized volatility rate	--	31 to 43%	32 to 33%
Risk-free rate of return	--	3.48 to 5.02%	4.74 to 4.77%
Dividend yield	--	0%	0%

A summary of the status of the Plan as of June 30, 2009, 2008 and 2007 and changes during the years then ended is presented below (in thousands, except per share data).

	Options	Exercise Price	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at June 30, 2006	4,081	$3.00-$8.13	$ 3.37	
Granted	635	$10.12-$11.81	$11.61	
Exercised	--	--	--	
Forfeited	--	--	--	
Options outstanding at June 30, 2007	4,716	$3.00-$11.81	$ 4.48	
Granted	955	$3.04-$10.08	$ 3.26	
Exercised	--	--	--	
Forfeited	(215)	$3.04-$11.81	$ 7.89	
Options outstanding at June 30, 2008	5,456	$3.00-$11.81	$ 4.13	
Granted	--	--	--	
Exercised	--	--	--	
Forfeited	(148)	$3.00-$11.81	$ 7.51	
Options outstanding at June 30, 2009	5,308	$3.00-$11.81	$ 4.04	--
Options exercisable/vested at June 30, 2009	4,402	$3.00-$11.81	$ 3.71	--

The weighted average estimated fair value of Stock Option Awards granted during the years ended June 30, 2008, and 2007 was $1.90 and $6.27, respectively. There were no Stock Option Awards granted during the year ended June 30, 2009. As of June 30, 2009, the weighted average remaining contractual life of options outstanding and exercisable/vested is approximately 4.8 years and 4.1 years, respectively.

Employee Stock Purchase Plan

The Company's Board of Directors has adopted the First Acceptance Corporation Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of the Company's common stock at a price equal to the lower of the closing market price on the first or last trading day of a six-month period. ESPP participants can authorize payroll deductions, administered through an independent plan custodian, of up to 15% of their salary to purchase semi-annually (June 30 and December 31) up to $25,000 of the Company's common stock during each calendar year. The Company has reserved 200,000 shares of common stock for issuance under the ESPP. Employees purchased approximately 27,000, 35,000 and 25,000 shares during the years ended June 30, 2009, 2008 and 2007, respectively. Compensation expense attributable to subscriptions to purchase shares under the ESPP was $17,000, $27,000 and $25,000 for the years ended June 30, 2009, 2008 and 2007. At June 30, 2009, 79,138 shares remain available for issuance under the ESPP.

6. Employee Benefit Plan

The Company sponsors a defined contribution retirement plan ("401k Plan") under Section 401(k) of the Internal Revenue Code. The 401k Plan covers substantially all employees who meet specified service requirements. Under the 401k Plan, the Company may, at its discretion, match 100% of the first 3% of an employee's salary plus 50% of the next 2% up to the maximum allowed by the Internal Revenue Code. The Company's contributions to the 401k Plan for the years ended June 30, 2009, 2008 and 2007 were $0.8 million, $0.7 million and $0.7 million, respectively.

7. Property and Equipment

The components of property and equipment are as follows (in thousands).

	June 30,	
	2009	2008
Furniture and equipment	$ 8,027	$ 7,967
Leasehold improvements	2,105	2,060
Capitalized leases	826	588
Aircraft	190	190
	11,148	10,805
Less: accumulated depreciation	(7,227)	(5,929)
Property and equipment, net	$ 3,921	$ 4,876

Depreciation and amortization expense related to property and equipment was $1.9 million, $1.6 million and $1.2 million for the years ended June 30, 2009, 2008 and 2007, respectively.

8. Lease Commitments

Operating Leases

The Company is committed under various lease agreements for office space and equipment. Certain lease agreements contain renewal options and rent escalation clauses. Rental expense for 2009, 2008 and 2007 was $10.7 million, $12.2 million and $11.6 million, respectively. Future minimum lease payments under these agreements follow (in thousands).

Year Ending June 30,	Amount
2010	$ 9,242
2011	5,867
2012	3,030
2013	1,219
2014	420
Thereafter	1,272
Total	$ 21,050

Capital Leases

The maturities of the capitalized lease obligations secured by equipment as of June 30, 2009 are as follows (in thousands).

Year Ending June 30,	Capitalized Lease Obligations
2010	$ 70
2011	81
2012	64
2013	12
	$ 227
Less: Amount representing executory costs	(4)
Net minimum lease payments	223
Less: Amount representing interest	(4)
Present value of net minimum lease payments	$ 219

9. Losses and Loss Adjustment Expenses Incurred and Paid

Information regarding the reserve for unpaid losses and loss adjustment expenses ("LAE") is as follows (in thousands).

	Year Ended June 30,		
	2009	2008	2007
Liability for unpaid losses and LAE at beginning of year, gross	$ 101,407	$ 91,446	$ 62,822
Reinsurance balances receivable	(259)	(309)	(1,301)
Liability for unpaid losses and LAE at beginning of year, net	101,148	91,137	61,521
Add: Provision for losses and LAE:			
Current year	160,659	221,342	238,043
Prior years	(11,382)	(1,399)	3,865
Net losses and LAE incurred	149,277	219,943	241,908
Less: Losses and LAE paid:			
Current year	103,566	141,736	160,872
Prior years	62,964	68,196	51,420
Net losses and LAE paid	166,530	209,932	212,292
Liability for unpaid losses and LAE at end of year, net	83,895	101,148	91,137
Reinsurance balances receivable	78	259	309
Liability for unpaid losses and LAE at end of year, gross	$ 83,973	$ 101,407	$ 91,446

Management believes that the favorable change in the estimate of unpaid losses and loss adjustment expenses of $11.4 million for the year ended June 30, 2009 was due to lower than anticipated severity and frequency of accidents in the states in which the Company operates. The year-over-year improvement reflects among other things, favorable severity trends in property and physical damage coverages, rate actions taken in a number of states to improve underwriting profitability, improvement in the Company's underwriting and claim handling practices, and the shift in business mix toward renewal policies, which have lower loss ratios than new policies.

The favorable change in the estimate of unpaid losses and loss adjustment expenses of $1.4 million for the year ended June 30, 2008 was primarily the result of lower than anticipated severity and frequency of accidents in certain states in which the Company operates. There were no individual factors that had a material impact in this favorable change.

The unfavorable change in the estimate of unpaid losses and loss adjustment expenses of $3.9 million for the year ended June 30, 2007 was impacted by the limited historical loss experience in the Company's newer states which required more judgment in determining loss reserve estimates for those states. Such unfavorable change was primarily related to the bodily injury and Personal Injury Protection coverages in Florida.

10. Notes Payable

The Company entered into an amendment to its credit agreement effective September 10, 2008. The amended terms (i) accelerated the maturity date of the term loan facility to October 31, 2008, (ii) eliminated the revolving credit facility and (iii) removed all financial covenants for the remaining term. The unpaid balance under the Company's credit agreement was paid in full on October 31, 2008. The Company entered into an interest rate swap agreement in January 2006 that fixed the interest rate on the term loan facility at 6.63%. Effective September 30, 2008, the Company cancelled the interest rate swap agreement for $0.1 million.

11. Debentures Payable

In June 2007, First Acceptance Statutory Trust I ("FAST I"), a wholly-owned unconsolidated subsidiary trust of the Company, issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to the Company, also at $1,000 per share. The sole assets of FAST I are $41.2 million of junior subordinated debentures issued by the Company. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points).

The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during such deferments.

The debentures are classified as debentures payable in the Company's consolidated balance sheets and the interest paid on these debentures is classified as interest expense in the consolidated statements of operations.

12. Income Taxes

The provision for income taxes consisted of the following (in thousands).

	Year Ended June 30,		
	2009	2008	2007
Federal:			
Current	$ 295	$ 31	$ 75
Deferred	17,440	13,496	17,132
	17,735	13,527	17,207
State:			
Current	508	448	379
Deferred	153	(153)	--
	661	295	379
	$ 18,396	$ 13,822	$ 17,586

The provision for income taxes differs from the amounts computed by applying the statutory federal corporate tax rate of 35% to income (loss) before income taxes as a result of the following (in thousands).

	Year Ended June 30,		
	2009	2008	2007
Provision (benefit) for income taxes at statutory rate	$ (17,466)	$ (1,408)	$ 321
Tax effect of:			
Tax-exempt investment income	(16)	(32)	(78)
Change in the beginning of the year balance of the valuation allowance for deferred tax asset allocated to income taxes	(6,113)	3,571	6,882
Net operating loss carryforward expirations	24,534	11,380	9,990
Goodwill	16,724	--	--
State income taxes, net of federal income tax benefit and state valuation allowance	482	139	246
Other	251	172	225
	$ 18,396	$ 13,822	$ 17,586

The tax effects of temporary differences that give rise to the net deferred tax assets and liabilities at June 30, 2009 and 2008 are presented below (in thousands).

	2009	2008
Deferred tax assets:		
Net operating loss carryforwards	$ 4,207	$ 33,884
Stock option compensation	4,089	3,475
Unearned premiums and loss and loss adjustment expense reserves	5,524	7,316
Goodwill	3,847	--
Net unrealized change on investments	188	164
Alternative minimum tax ("AMT") credit carryforwards	1,609	1,314
Accrued expenses and other nondeductible items	4,290	3,993
Other	2,532	1,377
	26,286	51,523
Deferred tax liabilities:		
Deferred acquisition costs	(1,364)	(1,592)
Goodwill	--	(2,264)
	(1,364)	(3,856)
Total net deferred tax asset	24,922	47,667
Less: Valuation allowance	(24,922)	(30,074)
Net deferred tax asset	$ --	$ 17,593

The Company had a valuation allowance of $24.9 million and $30.1 million at June 30, 2009 and 2008, respectively, to reduce net deferred tax assets to the amount that is more likely than not to be realized, which included all net deferred tax assets at June 30, 2009. The change in the total valuation allowance for the year ended June 30, 2009 was a decrease of $5.2 million. The current year tax provision was increased by a net charge of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining net deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal net operating loss ("NOL") carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance.

In assessing the realization of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. Under FASB Statement No. 109, *Accounting for Income Taxes*, the Company was required to assess whether a valuation allowance should be established against the Company's deferred tax assets based on the consideration of all available evidence using a more likely than not standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As a result of the goodwill impairment charge of $68.0 million, the Company is in a cumulative pre-tax loss over a three-year period. In assessing the Company's ability to support the realizability of its deferred tax assets, management has considered both positive and negative evidence. The Company has placed greater weight on the uncertainty associated with the current economic challenges and the related goodwill impairment charge. Therefore, the Company established a valuation allowance against all net deferred tax assets. The deferred tax valuation allowance may be released in future years if management considers that it is more likely than not that some portion or all of the deferred tax assets will be realized. In the event the deferred tax valuation allowance is released, the Company would record an income tax benefit for the portion or all of the deferred tax valuation allowance released.

The net changes in the total valuation allowance for the years ended June 30, 2008 and 2007 were increases of $3.0 million and $6.6 million, respectively. The increases during fiscal years 2008 and 2007 included charges of $11.4 million and $10.0 million, respectively, related to the expiration of certain federal NOL carryforwards due to taxable income for the respective fiscal years being less than the Company's previous estimates of taxable income.

At June 30, 2009, the Company had state NOL carryforwards of $11.3 million that begin to expire in 2019 and AMT credit carryforwards of $1.6 million that have no expiration date. At June 30, 2009, the Company had gross NOL carryforwards for federal income tax purposes of $12.0 million, which are available to offset future federal taxable income. As discussed previously, on a tax-affected basis, all remaining federal NOL carryforwards at June 30, 2009 have been fully reserved for through a valuation allowance.

The gross federal NOL carryforwards will expire in 2010 through 2023, as shown in the following table (in thousands).

Expiration Year Ended June 30,	Amount
2010	$ 7,095
2011	2,099
2012	--
2013	2
Thereafter	2,823
Total NOL carryforwards	$ 12,019

13. Net Loss Per Share

Statement of Financial Accounting Standards No. 128, *Earnings Per Share*, specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). Basic EPS are computed using the weighted average number of shares outstanding. Diluted EPS are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding securities with a right to purchase or convert into common stock.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data).

	Year Ended June 30,		
	2009	2008	2007
Net loss	$ (68,300)	$ (17,845)	$ (16,670)
Weighted average common basic shares	47,664	47,628	47,584
Effect of dilutive securities	--	--	--
Weighted average common dilutive shares	47,664	47,628	47,584
Basic and diluted net loss per share	$ (1.43)	$ (0.37)	$ (0.35)

For the year ended June 30, 2009, options to purchase approximately 5.3 million shares of common stock, a dilutive effect of approximately 0.8 million shares, and 0.6 million shares of unvested restricted common stock were not included in the computation of diluted net income per share as their inclusion would have been anti-dilutive.

For the year ended June 30, 2008, options to purchase approximately 5.5 million shares of common stock, a dilutive effect of approximately 1.5 million shares, and 0.4 million shares of unvested restricted common stock were not included in the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

For the year ended June 30, 2007, options to purchase approximately 4.7 million shares of common stock, a dilutive effect of approximately 2.1 million shares were not included in the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

14. Concentrations of Credit Risk

At June 30, 2009, the Company had certain concentrations of credit risk with several financial institutions in the form of cash and cash equivalents, which amounted to $77.2 million. For purposes of evaluating credit risk, the stability of financial institutions conducting business with the Company and the amount of available Federal Deposit Insurance Corporation insurance is periodically reviewed. If the financial institutions failed to completely perform under terms of the financial instruments, the exposure for credit loss would be the amount of the financial instruments less amounts covered by regulatory insurance.

The Company primarily transacts business either directly with its policyholders or through three independently-owned insurance agencies in Tennessee who exclusively write insurance policies on behalf of the Company. Direct policyholders make payments directly to the Company. Balances due from policyholders are generally secured by the related unearned premium. The Company requires a down payment at the time the policy is originated and subsequent scheduled payments are monitored in order to prevent the Company from providing coverage beyond the date for which payment has been received. If subsequent payments are not made timely, the policy is generally canceled at no loss to the Company. Policyholders whose premiums are written through the independent agencies make their payments to these agencies that in turn remit these payments to the Company. Balances due to the Company resulting from premium payments made to these agencies are unsecured.

15. Related Party Transactions

Certain of the Company's executives are covered by employment agreements covering, among other things, base compensation, incentive-bonus determinations and payments in the event of termination, or a change in control of the Company.

Effective May 2004, the Company entered into an advisory services agreement with an entity controlled by a current director of the Company to render advisory services in connection with financings, mergers and acquisitions and other related matters involving the Company. In consideration for the advisory services to be provided, the Company paid the advisor a quarterly fee of $62,500 for a four-year period through April 2008. There are no further amounts due related to the advisory services agreement.

In September 2006, the Company sold 50,000 shares of common stock to an executive officer for an aggregate purchase price of $0.6 million, or $11.81 per share, which was the closing price of the common stock on the New York Stock Exchange on the date of sale.

16. Severance

During the years ended June 30, 2009 and 2008, the Company entered into separation agreements with certain officers and management personnel. Accordingly, the Company incurred charges during the years ended June 30, 2009 and 2008 of approximately $0.2 million and $1.1 million, respectively. Fiscal year 2008 includes a $0.1 million non-cash charge related to the vesting of remaining unvested stock options. The remaining severance and benefit accrual of $0.2 million as of June 30, 2009 is classified in other liabilities in the Company's consolidated balance sheets. Severance and benefits charges are included in insurance operating expenses, and the non-cash charge related to the vesting of remaining unvested stock options is included in stock-based compensation expense in the consolidated statements of operations. The insurance operations segment includes the accrued severance and benefits charge, and the real estate and corporate segment includes the accelerated vesting charge.

17. Litigation

The Company is named as a defendant in various lawsuits, arising in the ordinary course of business, generally relating to its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves. The Company also faces lawsuits that seek damages beyond policy limits, commonly known as bad faith claims, as well as class action and individual lawsuits that involve issues arising in the course of the Company's business. The Company continually evaluates potential liabilities and reserves for litigation of these types using the criteria established by FASB Statement No. 5, *Accounting for Contingencies* ("SFAS 5"). Pursuant to SFAS 5, reserves for a loss may only be recognized if the likelihood of occurrence is probable and the amount can be reasonably estimated. If a loss, while not probable, is judged to be reasonably possible, management will disclose, if it can be estimated, a possible range of loss or state that an estimate cannot be made. Management evaluates each legal action in accordance with SFAS 5 and records reserves for losses as warranted by establishing a reserve in its consolidated balance sheets in loss and loss adjustment expense reserves for bad faith claims and in other liabilities for other lawsuits. Amounts incurred are recorded in the Company's consolidated statements of operations in losses and loss adjustment expenses for bad faith claims and in insurance operating expenses for other lawsuits unless otherwise disclosed.

The Company has established an accrual for a loss under SFAS 5 related to the settlement of litigation brought against the Company in Alabama and Georgia with respect to its sales practices, primarily the sale of motor club memberships currently or formerly sold in those states. The Company entered into a Stipulation and Agreement of Settlement, which was approved by the court in November 2008, with the plaintiffs in the Georgia litigation. On December 5, 2008, the Company entered into a Stipulation and Agreement of Settlement, which was approved by the court in February 2009, with the plaintiffs in the Alabama litigation. Pursuant to the terms of these settlements, eligible class members are entitled to certain premium credits towards a future automobile insurance policy with the Company or a reimbursement certificate for future rental or towing expenses. Benefits to the Georgia class members commenced January 1, 2009. Benefits to the Alabama class members commenced March 7, 2009. As a part of the settlements, the Company agreed to pay $6.5 million in fees and expenses for the attorneys for the Georgia and Alabama plaintiffs and to pay all costs associated with the administration of the settlements.

At this time, the Company is unable to estimate the costs associated with the Georgia and Alabama litigation settlements related to the utilization of reimbursement certificates. However, sufficient information related to the premium credits has existed since December 31, 2008 to allow the Company to reasonably estimate and accrue the total costs associated with the utilization of available premium credits associated with the Georgia litigation and the Alabama litigation. The final costs of the settlements will depend on, among other factors, the rate of redemption and forfeiture of the premium credits and reimbursement certificates.

Regarding the Georgia and Alabama settlements, based upon its analysis of the premium credits available to class members at December 31, 2008, the Company accrued approximately $5.2 million associated with the estimated utilization of available premium credits for Georgia and Alabama class members who were insured by the Company on December 31, 2008 and received the premium credits. Since January 1, 2009, $1.3 million of available premium credits have been utilized and $0.9 million have been forfeited. The Company is not able to reasonably estimate and, therefore, did not accrue any estimated costs for Georgia and Alabama class members that were not insured by the Company on June 30, 2009 that received the premium credits as a result of the uncertainties associated with those class members purchasing a new automobile insurance policy from the Company and utilizing the approximately $1.0 million of premium credits available to them.

The litigation settlement costs are set forth separately in the consolidated statements of operations. During the year ended June 30, 2009, the Company paid $6.5 million in fees and expenses to the attorneys for the Georgia and Alabama plaintiffs and $0.3 million in costs associated with the administration of the settlements, all of which were accrued at June 30, 2008. During the year ended June 30, 2009, the Company incurred an additional $0.2 million in legal costs in connection with the defense of the litigation. The Company has a remaining accrual as of June 30, 2009 for those currently estimable costs associated with the utilization of available premium credits of $3.0 million. Management intends to adjust the initial estimated accrual as necessary during future periods to account for the impact of actual rate of redemption and forfeiture of the premium credits and reimbursement certificates.

In July 2009, the Company received $2.95 million from its insurance carrier regarding coverage for the costs and expenses incurred by the Company relating to the settlement of the Georgia and Alabama litigation. This insurance recovery was accrued in fiscal year 2009 and included in other assets in the Company's consolidated balance sheet and as a reduction of litigation settlement expenses in the Company's consolidated statement of operations.

The litigation costs are classified in the litigation settlement expenses line item in the Company's consolidated statements of operations for the years ended June 30, 2009 and 2008. The remaining litigation settlement accrual is classified in other liabilities in the Company's consolidated balance sheets.

18. Fair Value of Financial Instruments

The carrying values and fair values of certain of the Company's financial instruments as of June 30, 2009 and 2008 were as follows (in thousands).

	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale	$ 140,311	$ 140,311	$ 189,570	$ 189,570
Cash and cash equivalents	77,201	77,201	38,646	38,646
Premiums and fees receivable, net	45,309	45,309	63,377	63,377
Liabilities:				
Notes payable	--	--	3,913	3,913
Capitalized lease obligations	224	224	211	211
Debentures payable	41,240	15,568	41,240	30,668

The fair values as presented represent the Company's best estimates and may not be substantiated by comparisons to independent markets. The fair value of the debentures payable was based on current market rates offered for debt with similar risks and maturities. Certain financial instruments and all non-financial instruments are not required to be disclosed. Therefore, the aggregate fair values presented in the table do not purport to represent the Company's underlying value.

19. Segment Information

The Company operates in two business segments with its primary focus being the selling, servicing and underwriting of non-standard personal automobile insurance. The real estate and corporate segment consists of the activities related to the disposition of foreclosed real estate held for sale, interest expense associated with all debt and other general corporate overhead expenses.

The following table presents selected financial data by business segment (in thousands).

	Year Ended June 30,		
	2009	**2008**	**2007**
Revenues:			
Insurance	$ 265,341	$ 332,219	$ 347,431
Real estate and corporate	124	180	206
Consolidated total	$ 265,465	$ 332,399	$ 347,637
Income (loss) before income taxes:			
Insurance	$ (42,536)	$ 4,685	$ 6,252
Real estate and corporate	(7,368)	(8,708)	(5,336)
Consolidated total	$ (49,904)	$ (4,023)	$ 916

	June 30,	
	2009	**2008**
Total assets:		
Insurance	$ 348,801	$ 458,120
Real estate and corporate	10,155	15,110
Consolidated total	$ 358,956	$ 473,230

20. Statutory Financial Information and Accounting Policies

The statutory-basis financial statements of the Insurance Companies are prepared in accordance with accounting practices prescribed or permitted by the Department of Insurance in each respective state of domicile. Each state of domicile requires that insurance companies domiciled in those states prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the insurance commissioner in each state of domicile. The Insurance Companies are required to report their risk-based capital ("RBC") each December 31. Failure to maintain an adequate RBC could subject the Insurance Companies to regulatory action and could restrict the payment of dividends. As of December 31, 2008, the RBC levels of the Insurance Companies did not subject them to any regulatory action. However, as a part of its 2008 RBC calculation, First Acceptance Insurance Company of Georgia, Inc. failed the "Trend Test" as the litigation settlement expense it incurred in 2008 caused its combined ratio to exceed 120%. On April 28, 2009, an explanation of this matter was provided to the Georgia Insurance Department. Since that date, no regulatory action has been taken, nor is any such action anticipated.

At June 30, 2009 and 2008, on an unaudited consolidated statutory basis, capital and surplus was $114.3 million and $113.1 million, respectively. For the fiscal year ended June 30, 2009, 2008 and 2007, unaudited consolidated statutory net income (loss) as filed was $7.3 million, $3.8 million and $(1.9) million, respectively.

The maximum amount of dividends which can be paid by First Acceptance Insurance Company, Inc. ("FAIC") to the Company, without the prior approval of the Texas insurance commissioner, is limited to the greater of 10% of statutory capital and surplus as of December 31 of the next preceding year or net income for the year. Accordingly, as of December 31, 2008, the maximum amount of dividends available to be paid to the Company from FAIC without prior approval in any preceding twelve-month period is approximately $11.0 million.

21. Selected Quarterly Financial Data (unaudited)

Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. Selected quarterly financial data for the years ended June 30, 2009 and 2008 is summarized as follows (in thousands, except per share data).

	Quarters Ended			
	September 30,	December 31,	March 31,	June 30,
Year Ended June 30, 2009:				
Total revenues	$ 71,589	$ 65,080	$ 67,097	$ 61,699
Income (loss) before income taxes	$ 3,753	$ (1,388)	$ 3,991	$ (56,260)
Net income (loss)	$ 1,841	$ (1,003)	$ 2,394	$ (71,532)
Basic and diluted net income (loss) per share	$ 0.04	$ (0.02)	$ 0.05	$ (1.50)
Year Ended June 30, 2008:				
Total revenues	$ 87,158	$ 82,341	$ 83,985	$ 78,915
Income (loss) before income taxes	$ 2,963	$ 33	$ 1,287	$ (8,306)
Net income (loss)	$ 1,892	$ (11,731)	$ 758	$ (8,764)
Basic and diluted net income (loss) per share	$ 0.04	$ (0.25)	$ 0.02	$ (0.18)

Loss before income taxes for the quarter ended June 30, 2009 of $56.3 million included a goodwill impairment charge of $68.0 million (see Note 1), $4.5 million of favorable development in the Company's estimate of unpaid loss and loss adjustment expenses, and an insurance recovery of $2.95 million reflected as a reduction of litigation settlement expenses (see Note 17). Net loss for the quarter ended June 30, 2009 included a net charge to the tax provision of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal NOL carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance (see Note 12).

Loss before income taxes for the quarter ended June 30, 2008 of $8.3 million included $7.0 million in settlement, defense and administration costs associated with the litigation settlements (see Note 17). Net loss for the quarter ended June 30, 2008 included an increase in the provision for income taxes of $3.3 million due to the increase in the valuation allowance for the deferred tax asset relating to certain federal NOL carryforwards expiring during fiscal year 2009 as a result of the litigation settlements. Previously, during the quarter ended December 31, 2007, the Company increased its valuation allowance for the deferred tax asset related to certain federal NOL carryforwards that expire in fiscal year 2008 and 2009 by $11.6 million.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management team, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of June 30, 2009. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that our disclosure controls and procedures were effective as of June 30, 2009 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2009.

Our independent registered public accounting firm, Ernst & Young LLP has issued an attestation report on our internal control over financial reporting, which report appears herein.

Changes in Internal Control over Financial Reporting

During the fourth fiscal quarter of the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to our directors and executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 17, 2009, is incorporated herein by reference.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 17, 2009, is incorporated herein by reference.

Information with respect to our code of business conduct and ethics, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 17, 2009, is incorporated herein by reference.

Information with respect to our corporate governance disclosures, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 17, 2009, is incorporated herein by reference.

On November 7, 2008, the Company filed with the New York Stock Exchange ("NYSE") the Annual CEO Certification regarding the Company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual. The Company has filed as exhibits to this Annual Report on Form 10-K and to the Annual Report on Form 10-K for the year ended June 30, 2008, the applicable certifications of its Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures.

Item 11. Executive Compensation

Information with respect to the compensation of our executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 17, 2009, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 17, 2009, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions, and director independence, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 17, 2009, is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to the fees paid to and services provided by our principal accountants, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 17, 2009, is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

(1) Consolidated Financial Statements: See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules:

Schedule I – Financial Information of Registrant (Parent Company)

(3) Exhibits: See the exhibit listing set forth below.

Exhibit Number	
2.1	Agreement and Plan of Merger by and among the Company, USAH Merger Sub, Inc., USAuto Holdings, Inc. and the Stockholders of USAuto Holdings, Inc., dated as of December 15, 2003 (incorporated by reference to Exhibit 2.1 of Registration Statement No. 333-111161 on Form S-1, filed December 15, 2003).
3.1	Restated Certificate of Incorporation of First Acceptance Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated May 3, 2004).
3.2	Second Amended and Restated Bylaws of First Acceptance Corporation (incorporated by reference to Exhibit 3 of the Company's Current Report on Form 8-K dated November 9, 2007).
4.1	Registration Rights Agreement, dated as of July 1, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated July 11, 2002).
4.2	Form of certificate representing shares of common stock, par value $0.01 per share (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 filed December 26, 2002).
10.1	First Acceptance Corporation 2002 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8 filed May 18, 2004).*
10.2	Nonqualified Stock Option Agreement, dated as of July 9, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated July 11, 2002).*
10.3	Advisory Services Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Edwards Capital LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.4	Employment Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.5	Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated May 3, 2004).*

10.6 Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K dated May 3, 2004).*

10.7 Registration Rights Agreement, dated as of April 30, 2004, by and among First Acceptance Corporation, Stephen J. Harrison and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K dated May 3, 2004).

10.8 Form of Restricted Stock Award Agreement under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 3, 2004).*

10.9 Form of Nonqualified Stock Option Agreement under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 3, 2004).*

10.10 First Acceptance Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement No. 333-121551 on Form S-8, filed December 22, 2004).

10.11 Summary of Compensation for Non- Employee Directors and Named Executive Officers.

10.12 Asset Purchase Agreement, dated as of January 12, 2006, by and among First Acceptance Corporation, Acceptance Insurance Agency of Illinois, Inc., Insurance Plus Agency II, Inc., Yale International Insurance Agency, Inc. and Constantine Danos (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 18, 2006).

10.13 Stock Purchase Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated September 19, 2006).*

10.14 Nonqualified Stock Option Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated September 19, 2006).*

10.15 Amendment to Employment Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated September 19, 2006).*

10.16 Nonqualified Stock Option Agreement, dated as of October 9, 2006, by and between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated October 12, 2006).*

10.17 Second Amendment to the First Acceptance Corporation 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 10-Q dated May 10, 2007).*

10.18 Form of Restricted Stock Award Agreement of Outside Directors under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 10-Q dated May 10, 2007).*

10.19 Form of Indemnification Agreement between the Company and each of the Company's directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 10-Q dated May 10, 2007).*

10.20 Junior Subordinated Indenture, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated June 18, 2007).

10.21 Guarantee Agreement, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated June 18, 2007).

10.22 Amended and Restated Trust Agreement, dated June 15, 2007, among First Acceptance Corporation, Wilmington Trust Company and the Administrative Trustees Named Therein (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated June 18, 2007).

10.23 Release Agreement, dated December 31, 2007, between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated January 4, 2008).*

10.24 Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated February 11, 2008).*

10.25 Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated February 11, 2008).*

10.26 Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated February 11, 2008).*

10.27 Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and William R. Pentecost (incorporated by reference to Exhibit 99.6 of the Company's Current Report on Form 8-K dated February 11, 2008).*

10.28 First Amendment to First Acceptance Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated February 11, 2008).

10.29 Restricted Stock Award Agreement, dated as of March 18, 2008, between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated March 21, 2008).*

10.30 Form of Restricted Stock Award Agreement between First Acceptance Corporation and Stephen J. Harrison and Edward Pierce (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated October 6, 2008).*

10.31 Stipulation and Agreement of Settlement, made and entered into as of September 10, 2008, by First Acceptance Insurance Company of Georgia, Inc., and its predecessors and affiliates, Village Auto Insurance Company, U.S. Auto Insurance Company, and Transit Auto Club, Inc., and Annette Rush and all other persons similarly situated by and through their undersigned attorneys of record (incorporated by reference to Exhibit 10 of the Company's Quarterly Report on Form 10-Q dated November 10, 2008).

10.32 Stipulation and Agreement of Settlement, dated as of December 5, 2008, by First Acceptance Insurance Company, Inc., and its predecessors and affiliates, USAuto Insurance Company, and Transit Automobile Club, Inc., by and through their attorneys of record, and Margaret Franklin and all other persons similarly situated, by and through their attorneys of record (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated December 11, 2008).

10.33 Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, between First Acceptance Corporation and Daniel L. Walker (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated May 11, 2009).*

10.34 Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, between First Acceptance Corporation and Keith E. Bornemann (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q dated May 11, 2009).*

14 First Acceptance Corporation Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14 of the Company's Annual Report on Form 10-K dated September 28, 2004).

21 Subsidiaries of First Acceptance Corporation.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1 Chief Executive Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Chief Financial Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST ACCEPTANCE CORPORATION

Date: September 14, 2009

By /s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen J. Harrison Stephen J. Harrison	Chief Executive Officer and Director (Principal Executive Officer)	September 14, 2009
/s/ Kevin P. Cohn Kevin P. Cohn	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 14, 2009
/s/ Gerald J. Ford Gerald J. Ford	Chairman of the Board of Directors	September 14, 2009
/s/ Thomas M. Harrison, Jr. Thomas M. Harrison, Jr.	Director	September 14, 2009
/s/ Rhodes R. Bobbitt Rhodes R. Bobbitt	Director	September 14, 2009
Harvey B. Cash	Director	
/s/ Donald J. Edwards Donald J. Edwards	Director	September 14, 2009
/s/ Tom C. Nichols Tom C. Nichols	Director	September 14, 2009
/s/ Lyndon L. Olson Lyndon L. Olson	Director	September 14, 2009
/s/ William A. Shipp, Jr. William A. Shipp, Jr.	Director	September 14, 2009

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
SCHEDULE I. FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in thousands)

Balance Sheets	June 30, 2009	June 30, 2008
Assets:		
Investment in subsidiaries, at equity in net assets	$ 190,941	$ 257,305
Cash and cash equivalents	3,058	2,465
Deferred tax asset, net	--	8,927
Other assets	7,035	3,335
Amounts due from subsidiaries	62	383
	$ 201,096	$ 272,415
Liabilities:		
Notes payable	$ --	$ 3,913
Debentures payable	41,240	41,240
Other liabilities	--	1,803
Stockholders' equity	159,856	225,459
	$ 201,096	$ 272,415

Statements of Operations	Year Ended June 30, 2009	2008	2007
Investment income	$ 124	$ 180	$ 206
Equity in income (loss) of subsidiaries, net of tax	(58,650)	2,805	3,677
Expenses	(7,492)	(8,888)	(5,542)
Loss before income taxes	(66,018)	(5,903)	(1,659)
Provision for income taxes	2,282	11,942	15,011
Net loss	$ (68,300)	$ (17,845)	$ (16,670)

Statements of Cash Flows	Year Ended June 30, 2009	2008	2007
Cash flows from operating activities:			
Net loss	$ (68,300)	$ (17,845)	$ (16,670)
Equity in income (loss) of subsidiaries, net of tax	58,650	(2,805)	(3,677)
Stock-based compensation	2,053	1,507	1,063
Deferred income taxes	8,927	15,747	18,037
Change in assets and liabilities	(5,044)	(2,829)	3,322
Net cash provided by (used in) operating activities	(3,714)	(6,225)	2,075
Cash flows from investing activities:			
Investment in subsidiary	(2,685)	--	(45,765)
Dividend from subsidiary	10,975	17,609	6,435
Improvements to foreclosed real estate	(138)	(253)	(254)
Purchase of common stock in trust	--	--	(1,240)
Net cash provided by (used in) investing activities	8,152	17,356	(40,824)
Cash flows from financing activities:			
Proceeds from borrowings	--	--	5,000
Payments on borrowings	(3,913)	(19,147)	(5,552)
Proceeds from issuance of debentures	--	--	41,240
Net proceeds from issuance of common stock	68	131	857
Net cash provided by (used in) financing activities	(3,845)	(19,016)	41,545
Net increase (decrease) in cash and cash equivalents	593	(7,885)	2,796
Cash and cash equivalents, beginning of year	2,465	10,350	7,554
Cash and cash equivalents, end of year	$ 3,058	$ 2,465	$ 10,350

SECTION 302 CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Stephen J. Harrison, Chief Executive Officer of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 14, 2009

/s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

SECTION 302 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Kevin P. Cohn, Senior Vice President and Chief Financial Officer of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 14, 2009

/s/ Kevin P. Cohn
Kevin P. Cohn
Senior Vice President and Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the period ended June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Harrison, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

September 14, 2009

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the period ended June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin P. Cohn, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ Kevin P. Cohn
Kevin P. Cohn
Senior Vice President and Chief Financial Officer

September 14, 2009

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Stockholder Information

Corporate Address

First Acceptance Corporation
3322 West End Avenue
Suite 1000
Nashville, Tennessee 37203
615.844.2800

Annual Stockholders Meeting

Tuesday, November 17, 2009 at 9:30 a.m., Central Time
First Acceptance Corporation
3322 West End Avenue
Suite 1000
Nashville, Tennessee 37203

Common Stock Data

Common Stock is traded on the New York Stock Exchange under the symbol FAC.

Investor Relations

Michael J. Bodayle
615.844.2885
mbodayle@facins.com

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015

or

480 Washington Boulevard
Jersey City, New Jersey 07310-1900
800.522.6645

TDD for Hearing Impaired: 800.231.5469
Foreign Shareholders: 201.680.6578
TDD Foreign Shareholders: 201.680.6610

www.bnymellon.com/shareholder/isd

1st Acceptance Corporation

3322 West End Avenue
Suite 1000
Nashville, Tennessee 37203
615.844.2800
www.firstacceptancecorp.com